Filed Pursuant to Rule 424(b)(5)
Registration No. 333-155811

CALCULATION OF REGISTRATION FEE

		Proposed Maximum
Title of Each Class of Securities	Amount to be	Offering Price	Proposed Maximum	Amount of
to be Registered	Registered	Per Unit	Offering Price	Registration Fee
Common Stock	29,900,000	$38.00	$1,136,200,000(1)	$66,399.96(2)

(1)Assuming exercise in full of the underwriter’s option to purchase additional shares.
(2)The filing fee is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Prospectus Supplement to Prospectus dated May 28, 2009.

26,000,000 Shares

Transatlantic Holdings, Inc.

Common Stock

All of the shares of common stock in this offering are being sold by the selling stockholder identified in this prospectus supplement. Transatlantic Holdings, Inc. will not receive any of the proceeds from the sale of the shares being sold by the selling stockholder.

The common stock is listed on the New York Stock Exchange under the symbol “TRH.” The last reported sale price of the common stock on June 4, 2009, was $41.00 per share.

See “Risk Factors” on page S-11 of this prospectus supplement and page 4 of the accompanying prospectus to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$38.00	$988,000,000
Underwriting discount	$1.33	$34,580,000
Proceeds, before expenses, to the selling stockholder	$36.67	$953,420,000

To the extent that the underwriters sell more than 26,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 3,900,000 shares from the selling stockholder at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on June 10, 2009.

J.P. Morgan	Goldman, Sachs & Co.	Morgan Stanley
Lazard Capital Markets
Dowling & Partners	Fox-Pitt Kelton Cochran Caronia Waller

Prospectus Supplement dated June 5, 2009.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

We have not, and the underwriters have not, authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document has two parts. The first part consists of this prospectus supplement, which describes the specific terms of this offering and the securities offered. The second part, the accompanying prospectus, provides more general information about securities which may be offered, some of which does not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Before purchasing any shares of our common stock, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading “Incorporation by Reference” in the accompanying prospectus.

This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus supplement and the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and the accompanying prospectus, or incorporated by reference in these documents, is accurate only as of the date of the applicable document. When we deliver this prospectus supplement and the accompanying prospectus or make a sale pursuant to this prospectus supplement and the accompanying prospectus, we are not implying that the information is current as of the date of the delivery or sale.

NOTICE TO INVESTORS

We are subject to the insurance holding company laws of New York. These laws generally require controlled insurers to register and file certain reports, including information concerning their holding company’s capital structure, ownership, financial condition and general business operations. Such holding company laws generally also require prior regulatory agency approval of changes to direct or indirect control of an insurer or reinsurer and of certain material intercorporate transfers of assets within the holding company structure. The New York Insurance Law provides that no corporation or other person, except an authorized insurer, may acquire direct control of Transatlantic Reinsurance Company, or TRC, or Putnam Reinsurance Company, or Putnam, or acquire control of Transatlantic Holdings, Inc. and thus indirect control of TRC and Putnam, unless such corporation or person has obtained prior approval of the Superintendent of the New York State Insurance Department, or NYS ID, for such acquisition. For the purposes of the New York Insurance Law, any investor acquiring 10% or more of Transatlantic Holdings, Inc. shares would be presumed to be acquiring “control” of the Transatlantic Holdings, Inc. An investor who would be deemed to be acquiring control of Transatlantic Holdings, Inc. would be required to obtain approval of the Superintendent of the NYS ID prior to such acquisition. In addition, information concerning such investor would become subject to various ongoing reporting requirements in New York and in certain other states.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained in this prospectus supplement, the accompanying prospectus or the documents that we have filed with the Securities and Exchange Commission, or SEC, that are incorporated herein by reference. Before investing in our common stock, you should read this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference carefully, including the section entitled “Risk Factors” in this prospectus supplement. Unless otherwise stated or the context requires otherwise, as used in this prospectus supplement and the accompanying prospectus, all references to “Transatlantic Holdings” or the “Company” are only to Transatlantic Holdings, Inc., a Delaware corporation, and all references to “TRH,” “we,” “us” and “our” and all similar references are to Transatlantic Holdings, Inc. and its subsidiaries.

Our Company

History and Development

Transatlantic Holdings, Inc. is a Delaware corporation originally incorporated in 1986. Since the Company’s initial public offering in June 1990, its headquarters and principal executive offices have been located in New York City. The Company began as a domestic reinsurance company, but it has expanded its international operations over the past 20 years and now has 23 locations globally. In 2008, international locations represented approximately half of the $4.1 billion in net premiums written by the Company and its subsidiaries.

Our Business

Through our wholly owned subsidiaries, Transatlantic Reinsurance Company, or TRC, Trans Re Zurich, or TRZ, and Putnam Reinsurance Company, or Putnam, we offer reinsurance capacity for a full range of property and casualty products, directly and through brokers, to insurance and reinsurance companies, in both the domestic and international markets. Through our subsidiaries we are licensed, accredited, authorized or can serve as a reinsurer in each of the 50 states and the District of Columbia in the United States and in Puerto Rico and Guam. Through our international locations, we have operations worldwide, including Canada, five countries in Europe, three countries in Central and South America, one country in Africa, one country in Asia (excluding Japan), Japan and Australia.

We focus solely on property and casualty reinsurance. Casualty lines reinsurance approximated 70% of net premiums written in 2008 and 71% of net premiums written in 2007. In each year, property lines comprised the balance. In addition, treaty reinsurance approximated 97% of net premiums written in 2008 and 96% of net premiums written in 2007, with the balance in each year representing facultative accounts. We also primarily focus on claims-made policies rather than occurrence-based policies as we believe we can earlier identify and more accurately measure our potential losses under claims-made policies.

The casualty line includes directors’ and officers’ liability, or D&O, errors and omissions liability, or E&O, medical malpractice, ocean marine and aviation, auto liability (including non-standard risks), accident and health, surety and credit and general casualty. The property line includes fire, allied lines, auto physical damage and homeowners multiple peril. Reinsurance is provided for most major lines of insurance on both excess-of-loss and pro rata bases.

Our major sources of revenues are net premiums earned for reinsurance risks undertaken and income from investments. As of March 31, 2009, the great majority of our investments were in fixed maturity securities held to maturity and available for sale with an average duration of 6.1 years. In general, premiums are received significantly in advance of related claims payments.

Industry Trends

The market conditions in which we operate have historically been cyclical, experiencing cycles of price erosion followed by rate strengthening as a result of catastrophes or other significant losses that affect the overall capacity of the industry to provide coverage. For several years, the reinsurance market has been characterized by significant competition worldwide in most lines of business. Additionally, we are exposed to the operating cycles of primary insurers as the rates charged by, and the policy terms associated with, primary insurance agreements may affect the rates charged by, and the policy terms associated with, reinsurance agreements, particularly for pro rata reinsurance business.

Following improvements in the U.S. property marketplace after significant catastrophe losses in 2004 and 2005, additional capacity entered the reinsurance market in the form of new companies in Bermuda as well as the entrance of capacity from the capital markets via sidecars, catastrophe bonds and other derivative products. The entrance of the new capacity slowly eroded property insurance and reinsurance rates through the first half of 2008, although the marketplace remained generally favorable.

During the second half of 2008, however, the global credit and financial crisis began to significantly impact the insurance and reinsurance markets. First, many alternative reinsurance solutions (such as sidecars) were terminated or not renewed. Second, the impairment of insurance company balance sheets meant historical risk levels in many cases now represented a higher than desired percentage of surplus. Third, Hurricane Ike produced one of the highest insured losses from a natural peril event despite being only a category 2 storm. These changes produced an increase in demand for traditional reinsurance from insurance companies as they could not raise capital by issuing debt; did not want to issue equity at depressed stock prices; and lost the ability to access the capital markets for alternative reinsurance solutions. In addition, many reinsurers, affected by similar issues, could not maintain the levels of capacity that they had in recent years to take on risk.

The increase in demand coupled with a decrease in supply led to a significant increase in property and off-shore energy reinsurance pricing in the first quarter of 2009, most notably in the peak U.S. catastrophe zones such as the Southeast, West and Northeast. This pricing effect was much less noticeable in areas of the country where there is less catastrophe risk and internationally as well, where loss experience has been favorable, but some moderate improvements were evident in peak European and Japanese areas.

The casualty market did not enjoy the same type of pricing increases in the first quarter of 2009 as the property market except for certain areas such as financial institution D&O, related E&O covers, surety and credit and fidelity. In fact, some areas of casualty business saw deterioration of pricing levels. Terms and conditions generally remained acceptable.

We expect that pricing in the U.S. property catastrophe reinsurance marketplace will continue to improve during 2009, especially where there is coastal storm or earthquake exposure. Casualty rates should also begin to improve as loss trends emerge and the cost of capital increases. Internationally, most lines of business and markets continue to be impacted by overcapacity, but increased reinsurance industry discipline and contracting capacity may potentially lead to stabilization or improvement of market conditions in 2009. The reinsurance marketplace as a whole continues to be disciplined.

Additionally, in April 2008, the Brazilian reinsurance market was opened to the private sector. As an Admitted Reinsurer in Brazil, we expect to see new opportunities arise in Brazil in the future.

The existence of favorable or improving market conditions in certain regions and lines of business does not necessarily translate into ultimate pricing adequacy for business written under such conditions. In addition, there can be no assurance that these favorable or improving conditions will occur or remain in effect in the future.

Competitive Advantages

We believe that we have the following competitive advantages:

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Leading, Established, Global Reinsurer Domiciled in the United States. We believe we are one of the largest reinsurance companies globally, based on 2008 property and casualty reinsurance gross premiums written. We focus solely on reinsurance and do not compete with our insurance clients, which we believe differentiates us from many of our competitors.

We have been writing third-party reinsurance since 1985, and over that time, we have accumulated an extensive amount of loss and claims information for various risk classes and geographic markets that allows us to better compete for business with appropriate pricing.

We also believe our U.S. domicile provides for a stable platform that is less exposed to regulatory and tax regime changes than other jurisdictions. Being a U.S.-domiciled reinsurer also affords us the ability to audit or meet with our clients directly and build relationships with them, as well as with brokers.

•

Global Franchise. We write business on a global basis, with approximately 50% of net premiums written in 2008 and 51% of net premiums written in 2007 generated either by offices located outside of the United States or by our Latin American and Caribbean Division, which has its headquarters in Miami, Florida. We source our premiums through 23 locations globally, including several in emerging markets, with local underwriters that understand the local markets. We believe these offices allow us to identify and harvest opportunities ahead of our competition. This is especially the case in emerging markets where the opportunities are more difficult to identify without a local presence. Additionally, our global reach allows us to allocate capital to markets that we believe offer the best risk-adjusted returns.

•

Leader in Niche Specialty Casualty Lines. We are a leader in certain specialty casualty lines of business, specifically D&O, E&O and medical malpractice. Over the past 23 years, we have developed substantial underwriting, actuarial and claims expertise that allows us to assess and price complex risks and direct our efforts to the risk layers within each account that we believe provide the highest potential return for the risk assumed. As a market leader, we are able to set prices, terms and conditions.

We believe that the complexity of these risks and the limited number of reinsurers that have the ability and resources to assume such business allows for better pricing, terms and conditions in these lines. We write these lines primarily on a claims-made basis, which allows us to better manage our risk. For example, we can price our policies to reflect the current litigation environment which we believe may reduce the risk of adverse development in the future. We also typically write policies with loss ratio caps to limit our exposure. In some lines, we employ sliding scale ceding commissions. Our D&O exposure tends to be primarily A-side coverage, excluding corporate reimbursement for indemnification payments and entity direct liability. Our medical malpractice reinsurance book focuses on physicians rather than hospitals, and we avoid writing aggregate hospital policies.

•

Disciplined Property Reinsurer. We believe we are one of the largest property reinsurance companies as measured by premiums written, based on the public disclosures made by companies we view as our primary competitors. Our property business accounted for 30% of our net premiums written in 2008. Within our property catastrophe business, we write mid- to upper- layer excess-of-loss programs for which we believe risk adjusted returns are the greatest. In addition, based on our experience and in light of our existing diversified book of business, we avoid certain geographic areas that may be viewed as “diversifying” from a catastrophe risk perspective but are underpriced and lead to low risk-adjusted returns.

We are disciplined in managing our catastrophe risk exposure. Projections of potential catastrophe losses are typically expressed in terms of the probable maximum loss, or PML. We define PML as our anticipated maximum loss (taking into account contract limits) caused by a single catastrophic event affecting a broad contiguous area. In recent years, our model has calculated current after-tax 1:250 PML losses of no more than 20% of surplus. In addition to the modeled 1:250 PML, we seek to ensure that we can sustain a significant catastrophe by simulating severe storm paths and earthquake scenarios, where we look to limit after-tax losses as a percentage of surplus. Under these types of scenarios, we plan to maintain an adequate level of equity to withstand the event. We believe these factors have led us to record meaningfully lower after-tax catastrophe losses as a percent of property premiums in 2008 from hurricanes Gustav and Ike, and in prior years, relative to our peers.

•

Stringent Underwriting Standards. Our management team is experienced as underwriters, and this expertise is augmented through the use of local underwriters who know the markets in which we operate. We employ a single, real-time underwriting, actuarial and claims system globally. We have a consistent worldwide approach to pricing and reserving issues and generally hold regular actuarial team meetings to monitor this approach. On a regular basis, actuaries, underwriters and senior management meet to review the performance of our book and make adjustments where necessary. These collaborative efforts have contributed to our strong underwriting performance.

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Efficient and Low-Cost Provider. We believe that our operating platform is one of the most efficient among our competitors. Our expense ratio is meaningfully lower than most of our competitors. We closely monitor our general and administrative expenses and maintain a flat, streamlined management structure. We also outsource certain portions of our operations, such as investment management, to third-party providers to enhance our efficiency. For the year ended December 31, 2008, our expense ratio was 27%, compared to an average of 30% for companies we view as our primary competitors, based on their public disclosures.

•

Experienced Management and Board. The six members of our senior management team have, on average, more than 30 years of industry experience and more than 15 years of experience at TRH. Our board of directors is composed of former senior insurance and investment executives.

Business Strategy

Our business strategy is to maintain a leading position in the casualty and property reinsurance markets using a disciplined approach to underwriting while at the same time achieving attractive long-term returns for stockholders. In this regard, we intend to continue to:

•

Diversify Risks Across Product Categories. Our operating strategy emphasizes product diversification as a key element in managing our level of risk concentration. Our product lines include casualty (including D&O, E&O, medical malpractice, ocean marine and aviation, auto liability, accident and health, surety and credit and general casualty) and property (including property catastrophe). We have built industry-leading franchises in many of the product lines that we offer, which allows us to shift our focus and allocate capital to maximize returns while minimizing our risk concentrations.

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Diversify Risks Across Geographies. Diversification of risks by location is another key element in managing our overall level of risk concentration. We currently have locations on six continents, and we strategically expand or contract operations in existing locations or open branches or representative offices in new locations to ensure early access to market information and to capitalize on market opportunities when they arise. Our operations that serve international markets leverage our product knowledge, worldwide resources and financial strength, typically utilizing indigenous management and staff with knowledge of local markets and product characteristics. We believe the combination of our local presence and knowledge of local markets coupled with our expertise in underwriting complex risks and our centralized underwriting, actuarial and claims systems allow us to introduce new products in developing markets ahead of our competition.

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Maximize Underwriting Profitability and Risk-Adjusted Returns. Our management team pursues a strategy that emphasizes maximizing underwriting profitability and risk-adjusted returns. The key elements of this strategy are effective, disciplined and prudent risk management and selection, appropriate pricing and proper adjustment to our business and geographic mix to respond to and take advantage of changing market opportunities and conditions. To manage our risks, we employ a comprehensive enterprise risk management framework, which is continuously reviewed and enhanced and includes the ongoing development of an economic capital model to assess the probability and potential severity of risk events and estimate the optimum risk-adjusted returns.

•

Targeted Underwriting. We pursue opportunities in less saturated market sectors and those with higher barriers to entry. We seek to focus on more complex risks within the casualty and property lines and to adjust our mix of business to take advantage of market opportunities. Our flat management structure and global information system allow us to identify emerging opportunities and react quickly to take advantage of those opportunities.

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Enhance Our Leading Positions With Brokers and Cedants. We offer brokers full service with large capacity for both casualty and property risks, and we often seek to lead treaty arrangements. We believe that this strategy has enabled us to influence more effectively the price and other terms and conditions of the treaties in which we have participated. When we do not lead a treaty arrangement, we may still suggest changes to any aspect of the treaty. We emphasize client service throughout the life cycle of our reinsurance arrangements—from product development, contract structuring, pricing and deal execution, to the management and payment of claims.

•

Conservative Investment Strategy. We have a conservative investment strategy that seeks to maximize after-tax income, while preserving principal, through a high quality diversified taxable fixed maturity and tax-exempt municipal fixed maturity portfolio, while maintaining an adequate level of liquidity. Our equity portfolio, which represented less than 5% of our portfolio at March 31, 2009, is structured to achieve capital appreciation primarily through investment in quality growth companies.

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Attract, Retain and Develop Employees. We train and develop underwriters and claims staff by providing underwriting and claim settlement authority throughout the stages of an employee’s career. We provide opportunities for underwriters to gain valuable experience in different domestic and international locations to better understand the global reinsurance marketplace. We believe this strategy has contributed to our strong retention rate among underwriting and claims officers.

American International Group

The Selling Stockholder

American International Group, Inc., which we refer to as AIG or, collectively with one or more of its subsidiaries (other than us), the AIG Group, is a holding company which, through its subsidiaries, is engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG’s primary activities include both general and life insurance and retirement services operations. Other significant activities include financial services and asset management.

The AIG Group beneficially owns 39,092,662 shares of our common stock, representing approximately 58.9% of our outstanding common stock. The AIG Group is the selling stockholder in this offering. After this offering (and assuming no exercise of the underwriter’s option to purchase additional shares), the AIG Group will beneficially own 13,092,662 shares of our common stock, representing approximately 19.73% of our outstanding common stock. One of our seven current directors, Mr. Thomas Tizzio, is the retired Senior Vice Chairman—General Insurance of AIG. Certain subsidiaries of AIG own $450 million aggregate principal amount of our 5.75% senior notes due 2015, or senior notes, representing 64% of the total outstanding principal amount of such notes as of March 31, 2009.

AIG Group Reinsurance

Through our wholly owned subsidiaries TRC, Putnam and TRZ, we either accept or reject reinsurance offered by subsidiaries of AIG based upon our assessment of risk selection, pricing, terms and conditions. We have generally not set terms and conditions as lead underwriter with respect to treaty reinsurance with subsidiaries of AIG, except in situations in which, by prearrangement, we have decided to reinsure a substantial portion of particular insurance business written by AIG subsidiaries. We may in the future, however, act as lead underwriter with respect to such business, and we expect that the terms and conditions of any such reinsurance will be negotiated on an arms-length basis.

In 2008, approximately 8%, or $366 million, of gross premiums written by us was assumed from the AIG Group and then retained by us. Included in that amount is approximately $57 million of gross premiums that, principally as a result of the marketing efforts of our wholly owned subsidiary Professional Risk Management Services, Inc., or PRMS, were insured initially by the AIG Group and then ceded to us, which we refer to as prearrangement. In addition to the $366 million, we also had $183.9 million in gross premiums written that were assumed from certain members of the AIG Group and then ceded in an equal amount to other members of the AIG Group, thereby not affecting our net premiums written.

Certain Agreements with the AIG Group

Historically, the AIG Group has furnished to us, at our expense, certain services, including office space, human resource-related activities and limited administrative services; an AIG subsidiary has acted as investment manager for us; and our employees have participated in benefit plans administered by AIG. Prior to or simultaneously with the closing of this offering, we and the AIG Group will enter into the following agreements to effect a transition and separation.

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Master Separation Agreement. We have entered into a master separation agreement, or MSA, which sets forth our agreements with the AIG Group regarding the orderly separation of us from the AIG Group. It also sets forth other agreements that govern certain aspects of our relationship with the AIG Group after the closing of this offering and the separation, including the AIG Group’s waiver of certain rights it may have under intercompany agreements and insurance agreements between the AIG Group and us in connection with a change in control as a result of the transactions contemplated under the MSA or any other agreement described in the MSA, which we refer to as the ancillary agreements. The MSA identifies the assets, properties, rights and liabilities owned or possessed by us to be transferred to the AIG Group and the assets, properties, rights and liabilities owned or possessed by the AIG Group to be transferred to us and the timing and procedures of such transfers. The parties intend to consummate the transactions contemplated by the MSA simultaneously with entry into an underwriting agreement relating to this offering, although certain obligations will only become effective as of the closing of this offering. See “Certain Agreements with the AIG Group—Master Separation Agreement” for more information.

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Stockholders Agreement. We intend to enter into a stockholders agreement with the AIG Group upon the separation if the shares of our common stock to be beneficially owned by the AIG Group immediately following the closing of this offering (without giving effect to the exercise of the underwriters’ option to purchase additional shares) constitute at least 10% of the outstanding shares of our common stock. The stockholders agreement will provide the AIG Group with certain information and consent rights and will subject the AIG Group, its affiliates and their respective officers and directors to certain standstill provisions. Additionally, the AIG Group will be subject to voting and transfer restrictions covering its shares of our common stock. See “Certain Agreements with the AIG Group—Stockholders Agreement” for more information.

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Registration Rights Agreement. Upon the separation, we intend to enter into a registration rights agreement with the AIG Group. The registration rights agreement will provide the AIG Group with registration rights relating to shares of our common stock held by the AIG Group after the closing of this offering. See “Certain Agreements with the AIG Group—Registration Rights Agreement” for more information.

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Transition Services Agreement. We intend to enter into a transition services agreement, or TSA, that will set forth our agreements regarding the provision by the AIG Group of certain services to us and access to certain facilities, equipment, software and other assistance for a specified period of time following the separation. Although the AIG Group currently acts as our investment manager, we intend to select an independent third party to succeed the AIG Group as investment manager after the closing of this offering. See “Certain Agreements with the AIG Group—Transition Services Agreement” for more information.

The AIG Group has also agreed that, immediately prior to the closing of this offering, in its capacity as the holder of a majority of our outstanding shares of common stock, it will execute a consent to amend and restate the Company’s certificate of incorporation to increase the number of authorized shares of common stock and preferred stock that we may issue and to effect other changes. Such restatement of the certificate of incorporation will be effected, in accordance with the rules of the SEC, no earlier than 20 calendar days after we have mailed an information statement regarding such consent to our stockholders. We intend to file the information statement shortly after the closing of this offering. See “Description of Capital Stock” for more information.

Risks Affecting Us

You should carefully consider the information under the heading “Risk Factors” beginning on page S-11 of this prospectus supplement and all other information in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference before investing in our common stock.

Corporate and Other Information

Our principal executive offices are located at 80 Pine Street, New York, New York 10005, and our telephone number is (212) 770-2000. Our website is www.transre.com. The information contained in, or that can be accessed through, our website is not a part of this prospectus supplement or the accompanying prospectus and should not be relied upon in determining whether to make an investment in our common stock.

This prospectus supplement refers to brand names, trademarks, service marks and trade names of us and other companies and organizations, and these brand names, service marks and trade names are the property of their respective holders.

THE OFFERING

Common stock offered by the selling stockholder:	26,000,000 shares.
Option to purchase additional shares:	The selling stockholder, the AIG Group, has granted the underwriters an option to purchase up to an additional 3,900,000 shares.
Common stock outstanding:	66,375,824 shares.
Use of proceeds:	We will not receive any proceeds from the sale of shares by the AIG Group. See “Use of Proceeds.”
Dividend policy:

The declaration and payment of future dividends, if any, by us will be at the discretion of our Board of Directors and will depend upon many factors, including our consolidated earnings, financial condition and business needs, capital and surplus requirements of our operating subsidiaries, regulatory considerations and other factors. See “Dividend Policy.”

New York Stock Exchange symbol:	“TRH”

The number of shares of our common stock outstanding excludes:

•	2,392,798 shares of our common stock issuable upon the exercise of options held by certain of our officers, employees and directors;

•	1,363,942 shares of our common stock issuable upon the vesting of restricted stock units held by certain of our officers, employees and directors;

•	1,959,410 shares of our common stock that will be reserved for issuance under our stock-based compensation plans.

As of May 27, 2009, the AIG Group beneficially held approximately 58.9% of our outstanding shares of common stock. After giving effect to this offering, and assuming no exercise by the underwriters of their option to purchase additional shares, the AIG Group would have held approximately 19.73% of our outstanding shares of common stock as of that date. See “Selling Stockholder.”

Except as otherwise indicated, all of the information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares.

Summary Historical Financial Data

The following tables set forth summary consolidated financial data. You should read the summary financial data presented below in conjunction with our consolidated financial statements and the notes to our consolidated financial statements included in or incorporated by reference into this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement. The summary consolidated financial data presented below as of December 31, 2008, 2007 and 2006 and for each of the fiscal years then ended, have been derived from our audited consolidated financial statements. The summary consolidated financial data presented below as of March 31, 2009 and 2008, and for the three months ended March 31, 2009 and 2008, have been derived from our unaudited consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair statement of the financial position and results of operations as of and for such periods. Operating results for the three months ended March 31, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009 or for other future periods.

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006
	(in thousands, except per share data)
Summary Statement of Operations Data:
Gross premiums written	$1,134,327	$1,131,262	$4,423,241	$4,283,563	$3,983,417

Net premiums written	$1,047,102	$1,035,613	$4,108,092	$3,952,899	$3,633,440

Net premiums earned	$976,531	$1,017,189	$4,067,389	$3,902,669	$3,604,094
Net losses and loss adjustment expenses	(669,814)	(675,429)	(2,907,227)	(2,638,033)	(2,462,666)
Net commissions	(244,188)	(256,741)	(980,626)	(980,121)	(903,666)
Other underwriting expenses	(32,726)	(30,324)	(131,555)	(115,760)	(102,339)
Increase in deferred acquisition costs	17,365	5,804	6,956	16,901	13,471

Underwriting profit	47,168	60,499	54,937	185,656	148,894
Net investment income	109,818	117,209	440,451	469,772	434,540
Realized net capital (losses) gains	(60,571)	(15,051)	(435,541)	9,389	10,862
Gain on early extinguishment of debt	9,878	—	10,250	—	—
Interest on senior notes	(10,362)	(10,858)	(43,359)	(43,421)	(43,405)
Other expenses, net	(5,655)	(6,580)	(23,515)	(25,644)	(10,983)
Income (taxes) benefits	(15,040)	(29,566)	99,031	(108,611)	(111,756)

Net income	$75,236	$115,653	$102,254	$487,141	$428,152

Net income per common share:
Basic	$1.13	$1.75	$1.54	$7.37	$6.49
Diluted	1.13	1.73	1.53	7.31	6.46
Weighted average number of common shares outstanding:
Basic	66,364	66,240	66,270	66,124	65,955
Diluted	66,576	66,805	66,722	66,654	66,266
Dividends declared per common share:	$0.19	$0.16	$0.73	$0.62	$0.53

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006
Selected Ratios:
Loss ratio	68.6%	66.4%	71.5%	67.6%	68.3%

Net commission ratio	23.3	24.8	23.8	24.8	24.9
Other underwriting expense ratio	3.1	2.9	3.2	2.9	2.8

Underwriting expense ratio	26.4	27.7	27.0	27.7	27.7

Combined ratio	95.0%	94.1%	98.5%	95.3%	96.0%

Impact of catastrophe costs on combined ratio	0.0%	0.0%	4.2%	1.4%	0.8%
Impact of loss reserve development on combined ratio	(0.2)	0.3	0.0	2.3	5.0

	As of March 31,		As of December 31,
	2009	2008	2008	2007	2006
	(in thousands, except per share data)
Summary Balance Sheet Data:
Total investments	$10,430,727	$12,668,499	$10,229,557	$12,500,540	$11,130,832
Cash and cash equivalents	444,034	293,264	288,920	255,432	205,264
Total assets	13,676,207	15,772,029	13,376,938	15,484,327	14,268,464
Unpaid losses and loss adjustment expenses	8,137,832	8,069,570	8,124,482	7,926,261	7,467,949
Unearned premiums	1,300,521	1,282,670	1,220,133	1,226,647	1,144,022
Total debt	696,965	747,007	722,243	746,930	746,633
Total stockholders’ equity	3,320,907	3,380,757	3,198,220	3,349,042	2,958,270
Book value per common share	$50.04	$51.03	$48.19	$50.56	$44.80

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006
	(in thousands)
Selected Cash Flow Data:
Net cash provided by operating activities	$244,584	$284,138	$1,096,487	$1,026,810	$845,411

RISK FACTORS

The purchase of our common stock involves significant investment risks. You should consider the risks set forth below, as well as other information contained in this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein carefully before making a decision to invest in our common stock. If any of the following risks actually materializes, then our business, financial condition and results of operations would suffer. In addition, there may be risks of which we are currently unaware or that we currently regard as immaterial based on the information available to us that later prove to be material. These risks may adversely affect our business, financial condition and operating results. As a result, the trading price of our common stock could decline, and you could lose some or all of your investment. You should read the section entitled “Forward-Looking Statements” immediately following these risk factors for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein.

Risks Related to Our Business

The occurrence of severe catastrophic events could have a material adverse effect on our financial condition, results of operations and operating cash flows.

Because we underwrite property and casualty reinsurance and have large aggregate exposures to natural and man-made disasters, we expect that our loss experience will from time to time include events of great severity. The frequency and severity of catastrophe losses are inherently unpredictable, particularly in light of the acceleration of climate change. Consequently, the occurrence of losses from a severe catastrophe or series of catastrophes could have a material adverse effect on our financial condition, results of operations and cash flows. Increases in the values and geographic concentrations of insured property and the effects of inflation have historically resulted in increased severity of industry losses in recent years, and we expect that those factors will increase the severity of catastrophe losses in the future.

If we are required to increase our liabilities for loss reserves, our financial condition and results of operations may be materially adversely affected.

Significant periods of time may elapse between the occurrence of an insured loss, the reporting of the loss to the ceding company and the reinsurer, and the ceding company’s payment of that loss and subsequent payments to the ceding company by the reinsurer. We are required by applicable insurance laws and regulations and U.S. generally accepted accounting principles, or GAAP, to establish liabilities on our consolidated balance sheet for payment of losses and loss adjustment expenses, or LAE, that will arise in the future from our reinsurance products for losses that have occurred as of the balance sheet date. Under GAAP, we are not permitted to establish liabilities until an event occurs that may give rise to a loss. Once such an event occurs, liabilities are established in our financial statements for our losses, based upon estimates of losses incurred by the ceding companies. As a result, only liabilities applicable to losses incurred up to the reporting date may be established, with no allowance for the provision of a contingency reserve to account for expected or unexpected future losses. Losses arising from future events will be estimated and recognized at the time the losses occur. Although we annually review the adequacy of our established reserves for losses and LAE, there can be no assurance that our loss reserves will not develop adversely and have a material effect on our results of operations. To the extent these liabilities may be insufficient to cover actual losses or LAE, we will have to add to these liabilities and incur a charge to our earnings, which could have a material adverse effect on our financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement for a further discussion of the risks and uncertainties relating to loss reserves.

Uncertainty about the continued ownership by the AIG Group of a significant portion of our outstanding shares of common stock may have an adverse effect on us.

In the second half of 2008, the AIG Group experienced an unprecedented strain on its liquidity. This strain led to a series of transactions with the Federal Reserve Bank of New York, or the NY Fed, and the U.S. Department of the Treasury, or the U.S. Treasury. On September 22, 2008, AIG entered into an $85 billion credit agreement (subsequently reduced to $60 billion), which we refer to as the AIG Fed Credit Agreement, with the NY Fed. The AIG Group pledged approximately 17.1 million shares of our common stock held directly by AIG to secure its obligations to the NY Fed. Subsequently, AIG announced its intention to dispose of its interest in us.

We expect that, upon the closing of this offering, the lien on the AIG Group’s shares of our common stock will be released to the extent necessary for the AIG Group to sell its shares free and clear of the lien. As to shares of our common stock that the AIG Group continues to hold after this offering, in the event the AIG Group defaults on its obligations under the AIG Fed Credit Agreement and the NY Fed forecloses upon our shares pledged to secure the AIG Group’s obligations, we may be further negatively impacted as some companies may be restricted from doing business with or may become more cautious about doing business with us or our subsidiaries. If the AIG Group does not sell a significant portion of its position in this offering, continuing uncertainty surrounding the AIG Group’s ownership interest in us and its recent liquidity problems may continue to negatively affect perceptions of our ability to meet our financial obligations, impact our ability to obtain new and renewal business, result in employee retention issues and further negatively impact our financial strength and credit ratings, all of which could adversely impact our financial results in future periods. In addition, as the AIG Group currently provides certain services to us, a sale of the AIG Group’s interest in us may result in additional operating expenses in the future.

A downgrade in the ratings assigned to our operating subsidiaries could adversely affect our ability to write new business and may adversely impact our existing agreements.

Standard & Poor’s, or S&P, Moody’s Investors Service, or Moody’s, and A.M. Best Company, or Best, are generally considered to be significant rating agencies with respect to the evaluation of insurance and reinsurance companies. Financial strength and credit ratings by these rating agencies are important factors in establishing a competitive position for insurance and reinsurance companies. Financial strength ratings measure a company’s ability to meet its insurance and reinsurance obligations to contract holders. Credit ratings measure a company’s ability to repay its debt obligations and directly affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies also may increase their scrutiny of rated companies, revise their rating standards or take other action. In addition, a ceding company’s own rating may be adversely affected by a downgrade in the rating of its reinsurer or an affiliated company. Therefore, a downgrade of a rating of the Company or its operating subsidiaries may dissuade a ceding company from reinsuring with us in the future and may influence a ceding company to reinsure with one of our competitors that has a higher financial strength rating. In general, if TRC’s, Putnam’s or TRZ’s insurer financial strength ratings and/or financial strength ratings from these rating agencies fall below “A-,” certain rating agency triggers in our contracts would allow customers to elect to take a number of actions such as 1) terminating the contracts on a run-off or cut-off basis; 2) requiring us to post collateral for all or a portion of the obligations; or 3) require commutation under the contract as described below. A downgrade of our debt ratings may also increase future borrowing costs.

On January 20, 2009, S&P lowered our ratings stating that this action reflected “TRH’s inability to meet operating performance expectations over time and, to a lesser extent, concerns that the uncertainty surrounding the majority ownership stake of AIG could put constraints on the company’s financial flexibility in the coming months.” S&P lowered the counterparty credit ratings and insurer financial strength ratings on each of TRC, Putnam and TRZ to “A+” (Strong) from “AA-” (Very Strong). The Company’s counterparty credit rating was lowered to “BBB+” from “A-.” The outlook for these ratings is stable. The Company’s senior unsecured debt rating and senior notes’ rating were also lowered to “BBB+” from “A-.” The counterparty credit rating and insurer financial strength rating “A+”

represents the fifth highest level. The counterparty credit rating “BBB+” represents the eighth highest level.

Moody’s maintains an insurance financial strength rating of “Aa3” (Excellent) on TRC. This rating is the fourth highest rating level. On September 15, 2008, while affirming TRC’s financial strength rating of “Aa3,” Moody’s lowered the senior unsecured debt rating of the Company to “A3” from “A2,” noting that the debt rating previously incorporated one notch of rating uplift from the AIG Group’s ownership stake and that Moody’s increasingly assesses us on a stand-alone basis. The Company’s senior unsecured debt rating, “A3,” is the seventh highest level. On October 3, 2008, following AIG’s announcement of a restructuring plan related to the AIG Fed Credit Agreement with the NY Fed, Moody’s placed these ratings on review with direction uncertain, signaling potential sales to buyers whose credit profiles could be stronger, weaker or similar to that of the AIG Group. On June 4, 2009, Moody’s announced that it had placed the “Aa3” insurance financial strength rating of TRC on review for possible downgrade, as well as the “A3” rating on senior unsecured debt of the Company. Moody’s stated that “its ratings review will focus on Transatlantic’s catastrophe risk exposure and tolerance relative to its capitalization and prospective financial metrics relative to Moody’s benchmarks, as well as its balance of business across geographies and products.” Moody’s also stated that “if Transatlantic were to be downgraded at the conclusion of the ratings review, the company’s ratings would most likely be lowered by one notch” and that it “expects to complete its review of Transatlantic within 90 days.”

Best maintains financial strength ratings on our major operating subsidiaries, TRC, Putnam and TRZ, of “A (Excellent)” and issuer credit ratings of “a”. Best maintains an issuer credit rating of “bbb” on the Company. All of these ratings have negative outlooks. The financial strength rating “A (Excellent)” represents the third highest rating level. The issuer credit rating “a” represents the sixth highest rating level and the issuer credit rating “bbb” represents the ninth highest rating level. On May 11, 2009, Best affirmed all of these ratings.

All of these ratings are current opinions of S&P, Moody’s and Best, respectively. As such, they may be changed, suspended or withdrawn at any time by the respective rating agencies as a result of changes in, or unavailability of, information or based on other circumstances, including our relationship with the AIG Group. Ratings may also be withdrawn at the request of our management. Ratings are not a recommendation to buy, sell or hold securities or our reinsurance products and each rating should be evaluated independently of any other rating.

A significant portion of our in-force treaty contracts as of December 31, 2008 permit the ceding company to cancel the contract on a cut-off or run-off basis if our operating subsidiaries’ financial strength rating is downgraded below a certain rating level, generally “A-”. TRC’s and TRZ’s financial strength ratings are at least two levels above the most common trigger point. In addition, contracts may also permit the ceding company to cancel the contract if there is a significant decline in the statutory surplus of TRC, generally of at least 20%.

Contracts may contain one or both of the aforementioned contractual provisions, certain other cancellation triggers or other stipulations, such as a requirement to post collateral for all or a portion of our obligations or require commutation under the contract if a triggering event occurs. Whether a ceding company would exercise any of these cancellation rights would depend on, among other factors, the reason and extent of such downgrade or surplus reduction, the prevailing market conditions and the pricing and availability of replacement reinsurance coverage.

When a contract is cancelled on a “cut-off” basis, as opposed to a “run-off” basis, the liability of the reinsurer under policies which became effective under the treaty prior to the cancellation date of such treaty ceases with respect to losses resulting from events taking place on and after said cancellation date. Accordingly, unearned premiums on that business as of the cut-off date are returned to the ceding company, net of a proportionate share of the original ceding commission. In the accounting period of the cancellation effective date, the amount of unearned premiums returned would be recorded as a reduction of gross premiums written with a like reduction in gross unearned premiums with no effect on gross premiums earned. Thus, the canceling of a contract generally has liquidity and future implications to our business but rarely affects premiums already earned.

We cannot predict in advance the extent to which these cancellation rights would be exercised, if at all, or what effect such cancellations would have on our financial condition or future operations, but such effect potentially could be material.

We may secure our obligations under our various reinsurance contracts using trusts and letters of credit. We may enter into agreements with ceding companies that require us to provide collateral for our obligations under certain reinsurance contracts with these ceding companies under various circumstances, including where our obligations to these ceding companies exceed negotiated thresholds. These thresholds may vary depending on our ratings and a downgrade of our ratings or a failure to achieve a certain rating may increase the amount of collateral we are required to provide. We may provide the collateral by delivering letters of credit to the ceding company, depositing assets into trust for the benefit of the ceding company or permitting the ceding company to withhold funds that would otherwise be delivered to us under the reinsurance contract. The amount of collateral we are required to provide typically represents all or a portion of the obligations we may owe the ceding company, often including estimates made by the ceding company of incurred but not reported, or IBNR, claims. Since we may be required to provide collateral based on the ceding company’s estimate, we may be obligated to provide collateral that exceeds our estimates of the ultimate liability to the ceding company. An increase in the amount of collateral we are obligated to provide to secure our obligations may have an adverse impact on our ability to write additional reinsurance.

If our risk management methods and pricing models are not effective, our financial condition, results of operations and cash flows could be materially adversely affected.

Our property and casualty reinsurance contracts cover unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots, floods and other natural or man-made disasters, including those that may result from terrorist activity. We are also exposed to multiple insured losses arising out of a single occurrence that have the potential to accumulate to material amounts and affect multiple risks/programs and classes of business. We use modeling techniques to manage certain of such risks to acceptable limits, although current techniques used to estimate the exposure may not accurately predict the probability of such an event or the extent of resulting losses. In addition, we may purchase retrocession protection designed to limit the amount of losses that we may incur. Retrocession arrangements do not relieve us from our obligations to the insurers and reinsurers from whom we assume business. The failure of retrocessionnaires to honor their obligations could result in losses to us. Moreover, from time to time, market conditions may limit and in some cases prevent reinsurers from obtaining the types and amounts of reinsurance that they consider adequate for their risk management. It is likely that we will face more difficulty obtaining certain retrocession protection in the future given current market conditions, and will also be required to pay higher prices for such protections than in the recent past. If we are unable to obtain retrocessional coverage in the amounts we desire or on acceptable terms, our capacity and appetite for risk could change, and our financial condition and results of operations may be materially adversely affected.

Various provisions of our contracts, such as limitations to or exclusions from coverage or choice of forum, may not be enforceable in the manner we intend, due to, among other things, disputes relating to coverage and choice of legal forum. Underwriting is a matter of judgment, involving important assumptions about matters that are inherently difficult to predict and beyond our control, and for which historical experience and probability analysis may not provide sufficient guidance. One or more catastrophic or other events could result in claims that substantially exceed our expectations, which could have a material adverse effect on our financial condition, results of operations and cash flows.

The property and casualty reinsurance business is historically cyclical, and we expect to experience periods with excess underwriting capacity and unfavorable pricing.

Historically, property and casualty reinsurers have experienced significant fluctuations in operating results. Demand for reinsurance is influenced significantly by underwriting and investment results of primary insurers and prevailing general economic and market conditions, all of which affect ceding companies’ decisions as to the amount or portion of risk that they retain for their own accounts and consequently how much they decide to cede to reinsurance companies. The supply of reinsurance is related to prevailing prices, the levels of insured losses, and levels of industry surplus, among other factors, that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the reinsurance industry. In addition, the supply of reinsurance is affected by a reinsurer’s confidence in its ability to accurately assess the probability of expected underwriting outcomes, particularly with respect to catastrophe losses. As a result, the property and casualty reinsurance business historically has been a cyclical industry, characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable pricing.

The cyclical trends in the industry and the industry’s profitability can also be affected significantly by volatile and unpredictable developments, including what we believe to be a trend of courts to grant increasingly larger awards for certain damages, changes in the political, social or economic environment, natural disasters (such as catastrophic hurricanes, windstorms, tornadoes, earthquakes and floods), man-made disasters (such as those arising from terrorist activities), fluctuations in interest rates, changes in the investment environment that affect market prices of and returns on investments and inflationary pressures that may affect the size of losses experienced by primary insurers. We cannot predict whether market conditions will improve, remain constant or deteriorate. Unfavorable market conditions may affect our ability to write reinsurance at rates that we consider appropriate relative to the risk assumed. If we cannot write property and casualty reinsurance at appropriate rates, our ability to transact reinsurance business would be significantly and adversely affected.

Increased competition could adversely affect our profitability.

The property and casualty reinsurance industry is highly competitive in virtually all lines. We could face increased competition from new market entrants, existing market participants devoting additional capital to the types of business written by us, alternatives to reinsurance available to cedants, such as capital market alternatives, and government sponsored reinsurance entities.

Competition in the types of reinsurance in which we are engaged is based on many factors, including the perceived overall financial strength of the reinsurer, the ratings of S&P, Moody’s and Best, the states or other jurisdictions where the reinsurer is licensed, accredited, authorized or can serve as a reinsurer, capacity and coverages offered, premiums charged, specific terms and conditions of the reinsurance offered, services offered, speed of claims payment and reputation and experience in the lines of business underwritten.

We compete in the United States and international reinsurance markets with numerous major international reinsurance companies and numerous domestic reinsurance companies, some of which have greater resources than us or operate in different regulatory jurisdictions and tax environments. Our competitors include independent reinsurance companies, subsidiaries or affiliates of established worldwide insurance companies, reinsurance departments of certain primary insurance companies, domestic and European underwriting syndicates and in some instances government-owned or subsidized facilities. Certain of these competitors have been operating substantially longer than we have and have established long-term and continuing business relationships throughout the industry, which can be a significant competitive advantage.

Traditional reinsurers as well as capital market participants from time to time produce alternative products or reinsurance vehicles (such as reinsurance securitizations, catastrophe bonds, various derivatives such as swaps and sidecars) that may compete with certain types of reinsurance, such as property catastrophe. Hedge funds may provide reinsurance and retrocessional protections through captive companies or other alternative transactions on a fully collateralized basis for property and energy catastrophe business. Over time, these numerous initiatives could significantly affect supply, pricing and competition in the reinsurance industry.

In January 2007, Florida enacted legislation that doubled the aggregate reinsurance capacity of the Florida Hurricane Catastrophe Fund, or FHCF, the reinsurance facility established by the state, from $16 billion to approximately $32 billion. In addition, the legislation reduced the industry loss retention level from $6 billion to $5 billion, $4 billion or $3 billion, as determined by participants. During the 2008 to 2009 hurricane seasons, the legislation also adds coverage above and below the existing

FHCF program. Under the Florida legislation, the state-run insurer of last resort, Citizens Property Insurance Corporation, was authorized to increase its underwriting capacity and charge lower rates. In addition, Citizens Property Insurance Corporation has recently obtained approval to write commercial property insurance business. The increase in capacity, lower retention levels and authorization to write commercial property insurance will lead to an increase in government-sponsored entities’ share of Florida’s property catastrophe reinsurance market. Other U.S. states are considering similar legislation. This measure and similar measures will likely reduce the demand for catastrophe reinsurance within the Florida market and other markets in which similar legislation is passed, which may compel current market participants to seek greater participation in other regions and thus increase competition in other regions such as Latin America, the Caribbean, and the Coastal Mid-Atlantic and New England states.

A limited number of brokers account for a large portion of our revenues; the loss of all or a substantial portion of the business provided by them may have an adverse effect on us.

The great majority of our business from non-affiliates is written through brokers. In 2008, companies controlled by Aon Corporation and Marsh & McLennan Companies, Inc. accounted for 27% and 15% of our consolidated revenues, respectively, and, accounted for 25% and 14%, respectively, of total gross premiums written. In addition, our largest 10 brokers accounted for 58% of total gross premiums written in 2008. These brokers also have, or may in the future acquire, ownership interests in insurance and reinsurance companies that may compete with us. The loss of all or a substantial portion of the business provided by our brokers could have a material adverse effect on us.

Liquidity risk represents our potential inability to meet all payment obligations when they become due.

Our liquidity could be impaired by unforeseen significant outflows of cash. This situation may arise due to circumstances specific to us or that we may be unable to control, such as a general market disruption or an operational problem that affects third parties or us. We depend on dividends, distributions and other payments from our subsidiaries to fund dividend payments and to fund payments on our obligations, including debt obligations. Regulatory and other legal restrictions may limit our ability to transfer funds freely, either to or from our subsidiaries. In particular, certain of our branches or subsidiaries are subject to laws and regulations, including those in foreign jurisdictions, that authorize regulatory bodies to block or reduce transfers of funds to the home office in the U.S. or our affiliates. These laws and regulations may hinder our ability to access funds that we may need to make payments on our obligations.

Certain of our investments may become illiquid. Our investments include fixed maturities (including asset-backed securities), equity investments and limited partnerships (including hedge funds and private equities). The current disruption in the credit and financial markets may materially affect the liquidity of our investments, including residential mortgage-backed securities which represent 3% of total investments as of March 31, 2009. If we require significant amounts of cash on short notice in excess of normal cash requirements in a period of market illiquidity, then we may have difficulty selling investments in a timely manner or may be forced to dispose of them for less than what we might otherwise have been able to under other conditions.

Furthermore, we do not currently have a credit facility to help us respond to any liquidity problems we may encounter, and we expect that it will be difficult to obtain a credit facility in the short term. In addition, the current disruptions in the credit and financial markets, combined with the recent decline in our stock price, will make it more difficult for us to raise cash in the capital markets.

Concentration of our investment portfolios in any particular segment of the economy may have adverse effects.

Concentration of our investment portfolios in any particular industry, group of related industries, asset classes, such as residential mortgage-backed securities, or geographic sector could have an adverse effect on our investment portfolios and consequently on our consolidated results of operations or financial condition. While we seek to mitigate this risk by having a broadly diversified portfolio, events or developments that have a negative effect on any particular industry, asset class, group of related industries or geographic region may have a greater adverse effect on investment portfolios to the extent that the portfolios are concentrated rather than diversified. Further, our ability to sell assets relating to such particular groups of related assets may be limited if other market participants are seeking to sell at the same time.

The valuation of our investments includes methodologies, estimations and assumptions which are subject to differing interpretations; these differing interpretations could result in changes to investment valuations that may adversely affect our results of operations or financial condition.

The vast majority of our investments are fixed maturity investments, which are subject to the classification provisions of Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” or SFAS 157. SFAS 157 requires assets recorded at fair value in the consolidated balance sheet to be measured and classified in a hierarchy for disclosure purposes consisting of three “levels” based on the observability of inputs available in the marketplace used to measure the fair values.

Level 1 assets use fair value measurements that are quoted prices (unadjusted) in active markets that we have the ability to access for identical assets.

Level 2 assets use fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 assets use fair value measurements based on valuation techniques that use at least one significant input that is unobservable. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. At March 31, 2009, we classified $171.0 million of assets measured at fair value on a recurring basis as Level 3. This represented 1.9% of total assets measured at fair value on a recurring basis.

Securities that are less liquid are more difficult to value and trade. During periods of market disruption, including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain of the securities in our investment portfolio, if trading becomes less frequent or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the current financial environment. In such cases, more securities may fall to Level 3 and thus require more subjectivity and management judgment. In addition, prices provided by independent pricing services and independent broker quotes can vary widely even for the same security.

As such, valuations may include inputs and assumptions that are less observable or require greater estimation as well as valuation methods which are more sophisticated, thereby resulting in values which may be greater or less than the value at which the investments may be ultimately sold. Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on our results of operations or financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates” included in this prospectus supplement for a further discussion of the risks and uncertainties relating to critical accounting estimates.

The determination of the amount of impairments taken on our investments is subjective and could materially impact our results of operations or financial position.

The determination that a security has incurred an other-than-temporary decline in value requires the judgment of our management and consideration of the fundamental condition of the issuer, its near-term prospects and all relevant facts and circumstances.

At each balance sheet date, we evaluate our securities holdings with unrealized losses. When we do not intend to hold such securities until they have recovered their cost basis, we record the unrealized loss in income as a realized capital loss. If a loss is recognized from a sale subsequent to a balance sheet date pursuant to changes in circumstances, the loss is recognized in the period in which the intent to hold the securities to recovery no longer exists. There can, however, be no assurance that we have accurately assessed the level of impairments reflected in our financial statements. Furthermore, additional impairments may need to be taken in the future. Historical trends may not be indicative of future impairments.

An investment is impaired if its fair value falls below its cost or amortized cost. The determination of whether an impairment is other-than-temporary is subjective and involves considerable judgment and the consideration of various factors and circumstances. The significant factors include:

•	the severity of the decline in fair value;

•	the length of time the fair value is below cost;

•	issuer financial condition, including profitability and cash flows;

•	credit status of the issuer;

•	the issuer’s specific and general competitive environment;

•	published reports;

•	general economic environment;

•	regulatory and legislative environment; and

•	other factors as may become available from time to time.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition and Liquidity” included in this prospectus supplement for a further discussion of the risks and uncertainties relating to critical accounting estimates and our investment portfolio.

The impact of governmental actions made in response to the economic crisis on us is difficult to determine at this time.

In response to the financial crises affecting the credit and financial markets and concern about financial institutions’ ongoing viability, numerous regulatory and governmental actions have been taken or proposed. Within the U.S., the Federal Reserve has taken action through reduced federal funds rates and the expansion of acceptable collateral for its loans to provide additional liquidity. Numerous financial institutions have received and may continue to receive capital both in the form of emergency loans and direct Treasury equity investments. In addition, in February 2009, the U.S. Congress passed a $787 billion “economic stimulus” plan. Within the United Kingdom and Europe, similar actions, including interest rate cuts and capital injections into financial institutions, have been undertaken. It is possible that some of our competitors may participate in some of these programs.

An additional regulatory concern involving residential mortgage-backed securities is “cram-down legislation” currently under consideration in the U.S. Congress. If passed, this legislation would reallocate losses from defaults on the underlying residential mortgages across all tranches of the security, effectively negating the contractual terms of the security. We have investments in residential mortgage-backed securities. Should this legislation become law, certain securities held by us could be put at greater risk for loss and could be downgraded to below investment grade by one or more rating agencies.

There can be no assurance as to the effect that any such governmental actions will have on the financial markets generally or on our financial condition, results of operations and cash flows in particular.

Difficult and volatile conditions in the global capital and credit markets and in the overall economy could materially and adversely affect our operating results, investment portfolio and financial condition.

Ongoing disruption and volatility in the global capital and credit markets and in the overall economy affects our business in a number of ways, including the following:

•	disruption in the capital and credit markets may increase claims activity in our reinsurance lines, such as D&O, E&O, credit and, to a limited extent, mortgage guaranty business;

•	significant fluctuations in the fixed maturities, asset-backed securities and equities markets could reduce our investment returns and the value of our investment portfolio; and

•	volatility in the capital and credit markets makes it more difficult to access those markets, if necessary, to maintain or improve our financial strength and credit ratings or to generate liquidity.

It is difficult to predict how long these conditions will exist and how our markets, business and investments will continue to be adversely affected. Accordingly, these conditions could have a material adverse effect on our consolidated financial condition or results of operations in future periods.

We may be adversely affected by the impact of market volatility and interest rate and foreign currency exchange rate fluctuations.

Our principal invested assets are fixed maturity investments and other interest rate sensitive securities, which are subject to the market risk of potential losses from adverse changes in interest rates, credit spreads or trading liquidity and may also be adversely affected by foreign currency exchange rate fluctuations. Depending on our classification of investments as available for sale or other, changes in the fair value of our securities are reflected in our consolidated balance sheet and/or statement of operations. Our investment portfolio is also subject to credit risk resulting from adverse changes in the issuers’ ability to repay the debt or the ability of bond insurers to meet their obligations to provide insurance if an issuer is unable to repay its debt. Moreover, many issuers are facing liquidity pressures as a result of the current economic downturn and, in turn, may be subject to downgrades by the credit rating agencies in the future. These risks could materially adversely affect our results of operations and financial condition.

A principal exposure to foreign currency risk is our obligation to settle claims in foreign currencies. The possibility exists that we may incur foreign currency exchange gains or losses as we ultimately settle claims required to be paid in foreign currencies. To mitigate this risk, we also maintain investments denominated in certain foreign currencies in which the claims payments will be made. To the extent we do not seek to hedge our foreign currency risk or hedges prove ineffective, the resulting impact of a movement in foreign currency exchange rates could materially adversely affect our results of operations or financial condition.

Our businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth.

Our reinsurance subsidiaries are subject to extensive regulation and supervision in the jurisdictions in which they conduct business. This regulation is generally designed to protect the interests of policyholders, as opposed to reinsurers and their stockholders and other investors, and relates to authorization to transact certain lines of business, capital and surplus requirements, investment limitations, underwriting limitations, transactions with affiliates, dividend limitations, changes in control and a variety of other financial and non-financial components of an insurance company’s business.

In recent years, the state insurance regulatory framework in the U.S. has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that may alter or increase state authority to regulate insurance and reinsurance companies and insurance holding companies. Further, the National Association of Insurance Commissioners, or the NAIC, and state insurance regulators are re-examining existing laws and regulations, specifically focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws. Any proposed or future legislation or NAIC initiatives may be more restrictive than current regulatory requirements or may result in higher costs.

Within the European Union, or the EU, the EU Reinsurance Directive of November 2005, or the Directive, was to be phased in commencing October 2007 and fully implemented no later than October 2008. As of December 31, 2008, not all EU members have adopted the Directive. The Directive will lift barriers to trade within the EU for companies that are domiciled in an EU country. We operate within the EU through a series of foreign branches and continue to evaluate the potential impact of the implementation of the Directive which could vary from country to country. We have contacted insurance regulators throughout the EU to ascertain their regulatory intent and to discuss each country’s rule applicable to us. Currently, we continue to conduct business within the EU through our foreign branches with no significant impact on our operations. As each country within the EU adopts rules implementing the Directive, we could be materially adversely affected by the adopted rules. We may be required to post additional collateral in EU countries or may need to consider restructuring our business in order to comply with the rules adopted in EU countries implementing the Directive.

In addition to the Directive, the EU is phasing in a new regulatory regime for regulation of financial services known as “Solvency II.” Solvency II is a principles-based regulatory regime that seeks to enhance transparency, promote uniformity, and encourage a proactive approach to company solvency. It is built on a risk-based approach to setting capital requirement of insurers and reinsurers. Solvency II is scheduled to be introduced for insurers and reinsurers in 2010 and implemented by 2012. We could be materially impacted by the implementation of Solvency II depending on the costs associated with implementation by each EU country, any increased capitalization requirements and any costs associated with adjustment to our corporate operating structure.

Traditionally, regulatory and legislative changes affecting the insurance and reinsurance industries, as well as the financial services industry as a whole, are conducted in an organized and structured manner usually encompassing the issuance of draft legislation or regulations and a significant period for review, evaluation and comment by the industry and markets. As a result of the displacement in the financial markets and its impact on the insurance and reinsurance industry, legislators and/or regulators may feel compelled to pass new rules in an expedited manner without the normal review periods. The passage of new regulatory rules on an expedited basis may have a materially adverse impact on us if those rules increase the cost of doing business or restrict our ability to underwrite certain lines of business and/or make certain investments without providing us with the normal amount of time to review the new rules, assess their impact on us and allow us to alter our business strategies or restructure in the most efficient manner.

Our offices that operate in jurisdictions outside the United States are subject to certain limitations and risks that are unique to foreign operations.

Our international operations are also regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon us vary from country to country and cannot easily be predicted. In addition, our results of operations and net unrealized currency translation gain or loss (a component of accumulated other comprehensive income) are subject to volatility as the value of the foreign currencies fluctuate relative to the U.S. dollar. Regulations governing constitution of technical reserves and remittance balances in some countries may hinder remittance of profits and repatriation of assets.

The decline in our common stock price and the uncertainty relating to the AIG Group’s continued ownership interest in us may prevent us from retaining key personnel.

We rely upon the knowledge and talent of our employees to successfully conduct business. The decline in our common stock price, particularly since the fall of 2008, has reduced the value of equity awards previously made to key employees. In addition, if the AIG Group does not sell a substantial portion of our common stock, the uncertainty around the continued ownership by the AIG Group of our common stock may result in competitors seeking to hire our key employees. See “Risk Factors—Uncertainty about the continued ownership by the AIG Group of a significant portion of our outstanding shares of common stock may have an adverse effect on us.” We have implemented a retention program to seek to keep certain of our key employees, but there can be no assurance that the program is sufficient or will be effective. A loss of key personnel could have a material effect on our results of operations, financial condition and cash flows in future periods.

The current investigations into certain non-traditional, or loss mitigation, insurance products and other legal matters could have a material adverse effect on our financial condition or results of operations.

Various regulators, including the United States Department of Justice, or the DOJ, the SEC, the Office of the New York State Attorney General, or the NYAG, and the NYS ID have been conducting investigations relating to certain insurance and reinsurance business practices, non-traditional insurance products and assumed reinsurance transactions within the industry and at AIG. In connection with these investigations, the AIG Group requested that the Company, as a subsidiary of AIG, review our documents and practices, and we have cooperated with the AIG Group in all such requests.

On February 9, 2006, the AIG Group announced that it reached a resolution of claims and matters under investigation by the DOJ, SEC, NYAG and NYS ID. The AIG Group stated that the settlements resolved investigations conducted by the SEC, NYAG and NYS ID against the AIG Group and concluded negotiations with these authorities and the DOJ in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments.

As part of these settlements, the AIG Group agreed to retain, for a period of three years, an independent consultant to conduct a review that included, among other things, the adequacy of the AIG Group’s internal controls over financial reporting, the policies, procedures and effectiveness of the AIG Group’s regulatory, compliance and legal functions and the remediation plan that the AIG Group has implemented as a result of its own internal review. The Company, as a majority-owned subsidiary of AIG, is cooperating with the terms of the settlements, and after this offering, the Company expects to continue to comply with any terms that are applicable to it.

In addition, from time to time, other regulators have commenced, and may in the future commence, investigations into insurance brokerage practices relating to contingent commissions and other industry-wide practices as well as other broker-related conduct, such as alleged bid-rigging, finite insurance and reinsurance transactions and other reinsurance practices. We have cooperated, and will continue to cooperate, in producing documents and other information in response to subpoenas and other requests. While we do not believe that any of these inquiries will have a material impact on our business or financial results, it is not possible to predict with any certainty at this time what impact, if any, these inquiries may have on our business or financial results.

Risks Related to This Offering

The AIG Group may continue to be a holder of a significant portion of our common stock after the completion of this offering, which may adversely affect the market price of our common stock.

Upon completion of this offering, the AIG Group may continue to own a significant portion of our common stock. As a result of this ownership, the AIG Group may have significant influence over the outcome of votes on all matters requiring approval by the holders of our common stock, including the election of directors, the adoption of amendments to our certificate of incorporation and by-laws and approval of significant corporate transactions. If the AIG Group continues to own a significant portion of our common stock after this offering, the AIG Group may also be able to take actions that have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. See “Certain Agreements with the AIG Group—Stockholders Agreement.”

This offering or the transactions the AIG Group has entered into with the NY Fed may be deemed a change in control of us, in which case certain of our counterparties may acquire certain rights, which could negatively affect us.

We are parties to numerous contracts, agreements, licenses, permits, authorizations and other arrangements, which we refer to as the applicable arrangements and authorizations, that contain provisions giving counterparties certain rights (including, in some cases, termination rights) in the event of a change in control of us or our subsidiaries.

The transactions that the AIG Group has entered into with the NY Fed may be deemed to have constituted, and a sale of the AIG Group’s interest in us, either pursuant to this offering or otherwise, may in the future be deemed to constitute, a change in control of us under a significant portion of our reinsurance agreements. For a description of recent actions taken by the AIG Group that may constitute a change in control of us, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Actions by the AIG Group.”

If a change in control occurs, cedants may be permitted to cancel contracts on a cut-off or run-off basis, and we may be required to provide collateral to secure premium and reserve balances or be required to cancel and commute the contract, subject to an agreement between the parties that may be settled in arbitration. If the contract is cancelled on a cut-off basis, we may be required to return unearned premiums, net of commissions.

Whether a ceding company would have cancellation rights in the event of the closing of this offering depends upon the language of its agreement with us and the number of shares of our common stock sold by the AIG Group in this offering. Whether a ceding company would exercise any cancellation rights it did have would depend on, among other factors, such ceding company’s views with respect to the financial strength and business reputation of any new controlling party or other significant owners of our shares, the extent, if any, to which such ceding company currently has reinsurance coverage with such person or its affiliates, the prevailing market conditions, the pricing and availability of replacement reinsurance coverage and our ratings following the change in control.

In certain instances, contracts contain dual triggers, such as a change in control and a ratings downgrade, both of which must be satisfied for the contractual right to be exercisable. For purposes of discussing the impact on us, where a change in control option appears in a contract, the amounts below assume that the ratings downgrade stipulation has been met, thereby providing the exposure under the change in control clause.

In addition, contracts may provide a ceding company with multiple options, such as collateralization or commutation, that would be triggered by a change in control. Collateral requirements may take the form of trust agreements, funded by securities held, or letters of credit. Upon commutation, the amount to be paid to settle the liability for gross loss reserves would typically consider a discount to the financial statement loss reserve value, reflecting the time value of money resident in the ultimate settlement of such loss reserves.

As of March 31, 2009, we estimate that with respect to a change in control of us, approximately $630 million of unearned premiums, which is net of estimated commissions, could be subject either to return to the ceding company should every cedant exercise its contractual termination right, including the right of commutation, or collateralization in the event of a change in control. Of such amount, $100 million relates to unearned premiums, net of commissions, from treaties assumed from AIG subsidiaries.

With respect to unpaid losses and loss adjustment expenses, or gross loss reserves, as of March 31, 2009, approximately $1.17 billion of gross loss reserves are subject to commutation or collateralization in the event of a change in control. Of such amount, $650 million relates to gross loss reserves from treaties assumed from AIG subsidiaries. Should cedants invoke the right to commute, an amount would be payable by us to the respective ceding companies representing both a return of unearned premiums and a settlement of loss reserves. With respect to reinsurance agreements between us and the AIG Group, the AIG Group has agreed to waive its rights to collateralization and commutation in connection with a change in control of us.

In connection with this offering, we may engage in discussions and activities with counterparties to take necessary actions to remedy, amend or comply with the provisions of the applicable arrangements and authorizations. However, we cannot presently predict the effects, if any, a change in control will have on the applicable arrangements and authorizations, including the extent to which cancellation rights would be exercised, if at all, or on our financial condition, results of operations, or cash flows, but such effect could be material.

Based upon the facts and circumstances known to us as of the date of this prospectus supplement, we do not believe that the exercise of rights, if any, accruing to counterparties as a result of the transactions that the AIG Group has entered into with the NY Fed, will have a material impact on us. If, however, these actions, individually or collectively, or a sale by the AIG Group of its interest in us, either pursuant to this offering or otherwise, is deemed a change in control under the applicable arrangements and authorizations, our business may be materially adversely affected.

Future sales of our common stock, or the perception in the public markets that these sales may occur, could depress the price of our common stock.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have 66,375,824 shares of common stock outstanding. Of these shares, 51,825,445 shares of common stock will be freely tradable immediately after the offering, including 26,000,000 shares of common stock sold in this offering (or, if the underwriters exercise in full their option to purchase additional shares, 55,725,445 shares of common stock will be freely tradable, including 29,900,000 shares of common stock sold in this offering). After the lock-up agreements pertaining to this offering expire, an additional 1,457,717 shares will be eligible for sale in the public market, subject to applicable manner of sale and other limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

Upon the separation, we intend to enter into a registration rights agreement with the AIG Group. The registration rights agreement will provide the AIG Group with registration rights relating to shares of our common stock held by the AIG Group after the closing of this offering. The AIG Group may require us to register under the Securities Act all or a portion of these shares. The registration rights are subject to certain limitations, including our right to temporarily suspend the registration of the shares. See “Certain Agreements with the AIG Group—Registration Rights Agreement” for more information. If the AIG Group exercises its registration rights and sells a large number of shares of our common stock, the AIG Group could cause the price of our common stock to decline.

Provisions in our certificate of incorporation and by-laws and the insurance laws of the jurisdictions in which we operate could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Some provisions of our certificate of incorporation and by-laws may have the effect of delaying, discouraging or preventing a merger, acquisition or other change in control that our stockholders may consider favorable, including transactions in which stockholders may receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include:

•	our board of directors’ ability to issue preferred stock and determine the rights and designations of the preferred stock at any time without stockholder approval; and

•	limitations on the ability of stockholders to call special meetings.

In addition, after the closing of this offering and the separation, our board of directors may review our by-laws and, in light of our status as a newly independent public company, decide to amend our by-laws. At any time and without stockholder approval, our board of directors may amend our by-laws in a manner that has the effect of delaying, discouraging or preventing a merger, acquisition or other change in control that our stockholders may consider favorable, including transactions in which stockholders may receive a premium for their shares.

We are also subject to the laws governing insurance holding companies of various states and countries where our insurance subsidiaries are domiciled. Under these laws, a person generally must obtain the applicable insurance regulator’s approval to acquire, directly or indirectly, ten percent (or sometimes five percent) or more of the outstanding voting securities of our insurance subsidiaries. These laws may prevent, delay or defer a change in control of us or our insurance company subsidiaries.

The market price of our common stock has been volatile and may continue to be volatile, which may make it difficult or impossible for you to obtain a favorable selling price for your shares.

Our common stock price has been volatile. Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. We currently expect that our common stock price may continue to be volatile due to factors such as:

•	general market and economic conditions;

•	actual or anticipated variations in operating results;

•	investor perceptions of us and the reinsurance industry;

•	natural or manmade catastrophes;

•	war, terrorist acts and epidemic disease;

•	changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

•	possible losses of large customers; and

•	future sales of our common stock.

The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

The Company is a holding company and depends on the ability of its subsidiaries to distribute funds to it in order to meet its financial and other obligations.

The payment of dividends by the Company is dependent on the ability of its subsidiaries to pay dividends. The payment of dividends by TRC and its wholly owned subsidiaries, TRZ and Putnam, is restricted by insurance regulations. Under New York insurance law, TRC and Putnam may pay dividends only out of their statutory earned surplus. Such dividends are limited by statutory formula unless otherwise approved by the NYS ID. The statutory surplus of TRC includes the statutory surplus of Putnam since all the capital stock of Putnam is owned by TRC. At December 31, 2008, TRC had a statutory earned surplus of $2.16 billion, and, in 2009, in accordance with the statutory formula, could pay dividends of approximately $353.4 million without regulatory approval.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein may include, and our officers and representatives may from time to time make, statements which may constitute “forward-looking statements” within the meaning of the U.S. federal securities laws. These forward-looking statements are identified, including without limitation, by their use of such terms and phrases as:

•	“intend”	•	“plans”
•	“intends”	•	“anticipates”
•	“intended”	•	“anticipated”
•	“goal”	•	“should”
•	“estimate”	•	“think”
•	“estimates”	•	“thinks”
•	“expect”	•	“designed to”
•	“expects”	•	“foreseeable future”
•	“expected”	•	“believe”
•	“project”	•	“believes”
•	“projects”	•	“scheduled”
•	“projected”	•	and similar expressions
•	“projections”

These statements are not historical facts but instead represent only our belief regarding future events and financial performance, many of which, by their nature, are inherently uncertain and outside of our control. These statements may address, among other things, our strategy and expectations for growth, product development, government and industry regulatory actions, legal matters, financial, credit and industry market conditions, financial results and reserves, as well as the expected impact on us of natural and man-made (e.g., terrorist attacks) catastrophic events and political, economic, legal and social conditions.

It is possible that our actual results, financial condition and expected outcomes may differ, possibly materially, from those anticipated in these forward-looking statements. Important factors that could cause our actual results to differ, possibly materially, from those discussed in the specific forward-looking statements may include, but are not limited to, uncertainties relating to economic conditions, financial and credit market conditions, cyclical industry conditions, credit quality, government, regulatory and accounting policies, volatile and unpredictable developments (including natural and man-made catastrophes), the legal environment, legal and regulatory proceedings, failures of pricing models to accurately assess risks, the reserving process, the competitive environment in which we operate, interest rate and foreign currency exchange rate fluctuations, the uncertainties inherent in international operations and the uncertainty surrounding the AIG Group’s continued ownership interest in us.

These factors are further discussed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in this prospectus supplement. We are not under any obligation to (and expressly disclaim any such obligations to) update or alter any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the AIG Group, except to the extent the AIG Group has agreed to reimburse us for certain of our expenses incurred in connection with this offering.

DIVIDEND POLICY

The declaration and payment of future dividends, if any, by us will be at the discretion of our board of directors and will depend upon many factors, including our consolidated earnings, financial condition and business needs, capital and surplus requirements of our operating subsidiaries, regulatory considerations and other factors. For a discussion of restrictions on our operating subsidiaries’ ability to pay dividends, see Note 15 of the Notes to Consolidated Financial Statements contained in our annual report on Form 10-K filed with the SEC on March 2, 2009.

MARKET PRICE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol “TRH.” The following table lists the high and low sale prices of our common stock as reported on the New York Stock Exchange, as well as cash dividends declared per share of common stock, for the periods indicated.

	High	Low	Dividends Declared
Year Ended December 31, 2007
First Quarter	$67.16	$60.27	$0.135
Second Quarter	73.20	65.00	0.160
Third Quarter	76.20	56.10	0.160
Fourth Quarter	75.80	67.57	0.160
Year Ended December 31, 2008
First Quarter	$73.76	$62.06	$0.160
Second Quarter	69.62	56.47	0.190
Third Quarter	66.95	51.90	0.190
Fourth Quarter	57.25	30.17	0.190
Year Ending December 31, 2009
First Quarter	$40.52	$26.16	$0.190
Second Quarter (through June 4, 2009)	42.74	34.92	0.200

On June 4, 2009, the last reported sale price of our common stock on the New York Stock Exchange was $41.00 per share.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2009. This table should be read in conjunction with our consolidated financial statements and the notes to our consolidated financial statements for the year ended December 31, 2008 and our condensed consolidated financial statements (unaudited) and the notes to our condensed consolidated financial statements (unaudited) for the three months ended March 31, 2009, each of which are included in this prospectus supplement.

As of March 31, 2009
(in thousands)
Cash and cash equivalents	$444,034

Debt obligations(1)	$696,965

Total debt	696,965

Common stock	67,353
Additional paid-in capital	269,500
Accumulated other comprehensive loss	(199,102)
Retained earnings	3,205,075
Treasury stock	(21,919)

Total stockholders’ equity	3,320,907

Total capitalization	$4,017,872

Ratio of debt to total capitalization	17.3%

(1)	Consists of our 5.75% senior notes due on December 14, 2015, of which the AIG Group owns $450 million aggregate principal amount.

SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth selected consolidated historical financial data. You should read the selected consolidated historical financial data in conjunction with our consolidated financial statements and the notes to our consolidated financial statements included in or incorporated by reference into this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement. The selected consolidated historical financial data presented below as of December 31, 2008, 2007, 2006, 2005 and 2004, and for each of the fiscal years then ended, have been derived from our audited consolidated financial statements. The selected consolidated financial data presented below as of March 31, 2009 and 2008, and for the three months ended March 31, 2009 and 2008, have been derived from our unaudited consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair statement of the financial position and results of operations as of and for such periods. Operating results for the three months ended March 31, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009 or for other future periods.

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(in thousands, except per share data)
Summary Statement of Operations Data:
Gross premiums written	$1,134,327	$1,131,262	$4,423,241	$4,283,563	$3,983,417	$3,887,663	$4,141,248

Net premiums written	$1,047,102	$1,035,613	$4,108,092	$3,952,899	$3,633,440	$3,466,353	$3,749,274

Net premiums earned	$976,531	$1,017,189	$4,067,389	$3,902,669	$3,604,094	$3,384,994	$3,661,090
Net losses and loss adjustment expenses	(669,814)	(675,429)	(2,907,227)	(2,638,033)	(2,462,666)	(2,877,042)	(2,754,560)
Net commissions	(244,188)	(256,741)	(980,626)	(980,121)	(903,666)	(857,450)	(910,325)
Other underwriting expenses	(32,726)	(30,324)	(131,555)	(115,760)	(102,339)	(79,526)	(72,496)
Increase in deferred acquisition costs	17,365	5,804	6,956	16,901	13,471	14,648	29,449

Underwriting profit (loss)	47,168	60,499	54,937	185,656	148,894	(414,376)	(46,842)
Net investment income	109,818	117,209	440,451	469,772	434,540	343,247	306,786
Realized net capital (losses) gains	(60,571)	(15,051)	(435,541)	9,389	10,862	39,884	22,181
Gain on early extinguishment of debt	9,878	—	10,250	—	—	—	—
Interest on senior notes	(10,362)	(10,858)	(43,359)	(43,421)	(43,405)	(2,050)	—
Other expenses, net	(5,655)	(6,580)	(23,515)	(25,644)	(10,983)	(12,803)	(5,913)
Income (taxes) benefits	(15,040)	(29,566)	99,031	(108,611)	(111,756)	84,008	(21,628)

Net income	$75,236	$115,653	$102,254	$487,141	$428,152	$37,910	$254,584

Net income per common share:
Basic	$1.13	$1.75	$1.54	$7.37	$6.49	$0.58	$3.87
Diluted	1.13	1.73	1.53	7.31	6.46	0.57	3.85
Weighted average number of common shares outstanding:
Basic	66,364	66,240	66,270	66,124	65,955	65,836	65,731
Diluted	66,576	66,805	66,722	66,654	66,266	66,169	66,189
Dividends declared per common share:	$0.19	$0.16	$0.73	$0.62	$0.53	$0.46	$0.39

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Selected Ratios:
Loss ratio	68.6%	66.4%	71.5%	67.6%	68.3%	85.0%	75.3%

Net commission ratio	23.3	24.8	23.8	24.8	24.9	24.7	24.3
Other underwriting expense ratio	3.1	2.9	3.2	2.9	2.8	2.3	1.9

Underwriting expense ratio	26.4	27.7	27.0	27.7	27.7	27.0	26.2

Combined ratio	95.0%	94.1%	98.5%	95.3%	96.0%	112.0%	101.5%

Impact of catastrophe costs on combined ratio	0.0%	0.0%	4.2%	1.4%	0.8%	16.0%	5.9%
Impact of loss reserve development on combined ratio	(0.2)	0.3	0.0	2.3	5.0	7.9	8.7

	As of March 31,		As of December 31,
	2009	2008	2008	2007	2006	2005	2004
	(in thousands, except per share data)

Summary Balance Sheet Data:
Total investments	$10,430,727	$12,668,499	$10,229,557	$12,500,540	$11,130,832	$9,043,717	$8,143,568
Cash and cash equivalents	444,034	293,264	288,920	255,432	205,264	198,120	143,435
Total assets	13,676,207	15,772,029	13,376,938	15,484,327	14,268,464	12,364,676	10,605,292
Unpaid losses and loss adjustment expenses	8,137,832	8,069,570	8,124,482	7,926,261	7,467,949	7,113,294	5,941,464
Unearned premiums	1,300,521	1,282,670	1,220,133	1,226,647	1,144,022	1,082,282	1,057,265
Total debt	696,965	747,007	722,243	746,930	746,633	746,353	—
Total stockholders’ equity	3,320,907	3,380,757	3,198,220	3,349,042	2,958,270	2,543,951	2,587,129
Book value per common share	$50.04	$51.03	$48.19	$50.56	$44.80	$38.60	$39.30

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(in thousands)
Selected Cash Flow Data:
Net cash provided by operating activities	$244,584	$284,138	$1,096,487	$1,026,810	$845,411	$630,287	$904,911

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Throughout this prospectus supplement, we present our operations in the way we believe will be most meaningful. Our unpaid losses and LAE net of related reinsurance recoverable, or net loss reserves, and our combined ratio and its components are included herein and presented in accordance with principles prescribed or permitted by insurance regulatory authorities, as these are standard measures in the insurance and reinsurance industries.

Financial Statements

The following discussion refers to our consolidated financial statements as of March 31, 2009, December 31, 2008 and 2007, for each of the three years in the period ended December 31, 2008 and for the three month periods ended March 31, 2009 and March 31, 2008, which are presented herein. Financial data discussed below have been affected by certain transactions between us and related parties. See Notes 7 and 10 of Notes to Condensed Consolidated Financial Statements in our quarterly report on Form 10-Q filed with the SEC on May 8, 2009, as well as Notes 7, 12, 14 and 16 of Notes to Consolidated Financial Statements contained in our annual report on Form 10-K filed with the SEC on March 2, 2009.

Executive Overview

Our operations are conducted principally by our three major operating subsidiaries—TRC, TRZ, and Putnam—and managed based on our geographic segments. Through our operations on six continents, we offer reinsurance capacity on both a treaty and facultative basis—structuring programs for a full range of property and casualty products, with an emphasis on specialty lines, which may exhibit greater volatility of results over time than most other lines. Such capacity is offered through reinsurance brokers and, to a lesser extent, directly to domestic and foreign insurance and reinsurance entities.

We conduct our business and assess performance through segments organized along geographic lines. The domestic segment principally includes financial data from locations in the United States except Miami, as well as the Company’s revenues and expenses (including interest expense on our senior notes) and stock-based compensation expense. Data from the London and Paris branches and from TRZ are reported in the aggregate as International—Europe and considered as one segment due to operational and regional similarities. Data from the Miami (which serves Latin America and the Caribbean), Toronto, Hong Kong and Tokyo branches are grouped as International—Other and represent the aggregation of non-material segments.

Our operating strategy emphasizes product and geographic diversification as key elements in managing our level of risk concentration. We seek to focus on more complex risks within the casualty and property lines and adjust our mix of business to take advantage of market opportunities. Over time, we have most often capitalized on market opportunities when they arise by strategically expanding operations in an existing location or opening branches or representative offices in new locations. Our operations that serve international markets leverage our product knowledge, worldwide resources and financial strength, typically utilizing indigenous management and staff with a thorough knowledge of local markets and product characteristics.

Casualty lines comprised approximately 73% and 70% of our net premiums written in the first quarter of 2009 and the year 2008, respectively, while property lines comprised the balance. In addition, treaty reinsurance totaled approximately 98% and 97% of net premiums written in the first quarter of 2009 and the year 2008, respectively, with the balance representing facultative accounts. Moreover, business written by international branches represented approximately 44% and 50% of net premiums written in the first quarter of 2009 and year 2008, respectively. See “Operational Review” for detailed period to period comparisons of such measures.

Our major sources of revenues are net premiums earned for reinsurance risks undertaken and income from investments. The great majority of our investments are in fixed maturity securities held to maturity and available for sale with an average duration of 6.1 years as of March 31, 2009. In general, premiums are received significantly in advance of related claims payments.

Recent Actions by the AIG Group

Summary of Recent AIG Group Actions That May Impact Us

On September 22, 2008, AIG entered into the AIG Fed Credit Agreement with the NY Fed. On March 4, 2009, AIG issued and sold 100,000 shares of its Series C Preferred Stock to the AIG Credit Facility Trust, a trust established for the sole benefit of the U.S. Treasury. As a result of this transaction, a change in control of the AIG Group occurred. The AIG Fed Credit Agreement is secured by, among other things, approximately 17.1 million shares of our common stock held directly by the AIG Group; however, we did not guarantee the AIG Group’s obligation under the AIG Fed Credit Agreement and none of our assets were pledged to secure the AIG Group’s obligations under the AIG Fed Credit Agreement.

On September 29, 2008, AIG filed an amendment to its Schedule 13D relating to us, stating, among other things, that “AIG is exploring all strategic alternatives in connection with the potential disposition or other monetization of its . . . interest in the Company.” In October 2008, the AIG Group announced a restructuring of its operations, which contemplated retaining its U.S. property and casualty and foreign general insurance businesses and a continuing ownership interest in certain of its foreign life insurance operations, while exploring disposition opportunities for its remaining businesses. Proceeds from sales of these assets are contractually required to be applied as mandatory prepayments pursuant to the terms of the AIG Fed Credit Agreement.

A special committee of our independent directors was subsequently formed to evaluate proposals received from the AIG Group relating to the possible disposition of, or other transactions involving, the AIG Group’s 58.9% beneficial ownership interest in us as well as any related business combination transactions involving our outstanding shares.

In October 2008, we adopted an employee retention plan covering a significant number of our employees, including our senior-most management. Salary expense associated with this plan totaled approximately $8 million in 2008 and is expected to total approximately $20 million in 2009. See Note 19 of Notes to Consolidated Financial Statements contained in our annual report on Form 10-K filed with the SEC on March 2, 2009.

In February 2009, AIG received a waiver from the NY Fed confirming that we and our subsidiaries are not subject to various restrictive covenants and compliance obligations imposed on subsidiaries of AIG under the AIG Fed Credit Agreement. We are subject to limited provisions of the AIG Fed Credit Agreement as an affiliate of AIG, but we are not a party to the AIG Fed Credit Agreement and have not received the benefit of any funding thereunder.

Possible Effects of Recent AIG Group Actions

We are parties to applicable arrangements and authorizations that contain provisions giving counterparties certain rights (including, in some cases, termination rights) in the event of a change in control of us or our subsidiaries.

The transactions that the AIG Group has entered into with the NY Fed may be deemed to have constituted, and a sale of the AIG Group’s interest in us, either pursuant to this offering or otherwise, may in the future be deemed to constitute, a change in control of us under a significant portion of our reinsurance agreements.

If a change in control occurs, cedants may be permitted to cancel contracts on a cut-off or run-off basis, and we may be required to provide collateral to secure premium and reserve balances or be required to cancel and commute contracts, subject to an agreement between the parties that may be settled in arbitration. If a contract is cancelled on a cut-off basis, we may be required to return unearned premiums, net of commissions.

Whether a ceding company would have cancellation rights in the event of a sale of the AIG Group’s interest depends upon the language of its agreement with us and the number of shares of our common stock sold by the AIG Group in this offering. Whether a ceding company would exercise any cancellation rights it did have would depend on, among other factors, such ceding company’s views with respect to the financial strength and business reputation of the new controlling party or other significant owners of our shares, the extent, if any, to which such ceding company currently has reinsurance coverage with such person or its affiliates, the prevailing market conditions, the pricing and availability of replacement reinsurance coverage and our ratings following the change in control.

Whether the recent actions taken by the AIG Group described above constituted a change in control of us or any of our subsidiaries under any of the applicable arrangements and authorizations is dependent upon the specific provisions thereof. Based upon the facts and circumstances known to us as of the date of this prospectus supplement, we do not believe that the exercise of rights, if any, accruing to counterparties as a result of the transactions that the AIG Group has entered into with the NY Fed, will have a material impact on us.

For a discussion of the possible costs, affects on cash flows and other implications of a change in control in us, see “Risk Factors—This offering or the transactions the AIG Group has entered into with the NY Fed may be deemed a change in control of us, in which case certain of our counterparties may acquire certain rights, which could negatively affect us.”

Consolidated Results

The following table summarizes our revenues, income before income taxes and net income for the periods indicated:

	Three Months Ended March 31,			Years Ended December 31,
	2009	2008	Change	2008		2007		2006
	Amount	Amount		Amount	Change From Prior Year	Amount	Change From Prior Year	Amount	Change From Prior Year
	(dollars in millions)
Revenues	$1,035.7	$1,119.3	(7.5)%	$4,082.5	(6.8)%	$4,381.8	8.2%	$4,049.5	7.5%
Income before income taxes	90.3	145.2	(37.8)	3.2	(99.5)	595.8	10.3	539.9	—
Net income	75.2	115.7	(34.9)	102.3	(79.0)	487.1	13.8	428.2	1,029.4

Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008

Revenues for the first quarter of 2009 decreased compared to the same prior year period principally due to an increase in realized net capital losses and a decrease in net premiums earned. The increase in realized net capital losses, including significant other-than-temporary impairment write-downs, in the first quarter of 2009 resulted in part from the ongoing turmoil in the financial markets. The decrease in net premiums earned emanated from international operations and was due in part to changes in foreign currency exchange rates compared to the U.S. dollar. In general, changes in net premiums earned between periods are influenced by prevailing market conditions, strategic decisions by our management in recent periods and changes in foreign currency exchange rates.

Income before income taxes and net income decreased in the first quarter of 2009 as compared to the same 2008 period principally due to an increase in realized net capital losses and a decrease in underwriting profit (loss) in the 2009 period. The impact on net income of the increase in realized net capital losses and the decrease in underwriting profit (loss) was mitigated by a lower effective tax rate in the 2009 period. The decrease in underwriting profit (loss) reflects a higher loss ratio. Net catastrophe costs and net loss reserve development were insignificant in the first quarters of 2009 and 2008.

Underwriting profit (loss) is defined as net premiums earned less net losses and LAE incurred, net commissions and other underwriting expenses, plus (minus) the increase (decrease) in deferred acquisition costs. See “Operational Review” for further discussion.

Years Ended December 31, 2008 and 2007

Revenues decreased in 2008 compared to 2007 due primarily to significant realized net capital losses and a decrease in net investment income, partially offset by an increase in net premiums earned. The significant realized net capital losses of $435.5 million, including other-than-temporary impairment write- downs of $317.8 million, in 2008 generally resulted from declines in market values due to the downturn in the U.S. economy, turmoil in the financial markets, financial market illiquidity and issuer-specific credit events. The decrease in net investment income is due largely to a decrease in investment results from other invested assets, principally related to hedge funds, partially offset by an increase in fixed maturity income. The increase in net premiums earned emanated primarily from domestic operations and the Miami and London branches. The most significant increases in net premiums earned occurred in the accident and health, or A&H, property, credit and auto liability lines, partially offset by significant decreases in the fidelity and ocean marine lines. In general, changes in net premiums earned between periods are influenced by prevailing market conditions and strategic decisions by our management in recent periods.

Results for 2008 include pre-tax net catastrophe costs of $170 million principally arising from Hurricane Ike. Results for 2007 include pre-tax net catastrophe costs of $55 million principally arising from European Windstorm Kyrill and floods in the U.K. Catastrophe costs include losses incurred and related reinstatement premiums. Reinstatement premiums may arise on both assumed and ceded business as a result of contractual provisions found in certain catastrophe excess-of-loss reinsurance contracts that require additional premiums to be paid in the event of a loss to reinstate coverage for the remaining portion of the contract period. Net assumed (ceded) reinstatement premiums serve to increase (reduce) net premiums written and earned.

Income before income taxes and net income decreased in 2008 as compared to 2007 principally due to significant realized net capital losses, including significant other-than-temporary-impairment write-downs, and decreases in underwriting profit (loss) and net investment income. The decrease in net income between periods was mitigated by significant deferred tax benefits in 2008. The decrease in underwriting profit (loss) is largely due to decreased current accident year underwriting profit (loss) excluding catastrophe costs in 2008 compared to 2007 and a significant increase in net catastrophe costs partly offset by a decrease in net loss reserve development. Higher catastrophe costs and lower net loss reserve development in 2008 had the net impact of decreasing underwriting profit (loss) in 2008 by $47.3 million compared to 2007. See Note 17 of Notes to Consolidated Financial Statements contained in our annual report on Form 10-K filed with the SEC on March 2, 2009, for underwriting profit (loss) by segment.

Years Ended December 31, 2007 and 2006

Revenues increased in 2007 compared to 2006 due primarily to increases in domestic net premiums earned and, to lesser extents, International—Europe net premiums earned, domestic realized net capital gains and consolidated net investment income, offset in part by decreases in International—Other net premiums earned and international realized net capital gains (losses). The increase in International—Europe net premiums earned occurred principally in the London and Paris branches. The decrease in International—Other net premiums earned occurred in the Miami and Hong Kong branches. The most significant increases in consolidated net premiums earned occurred in the other liability, property and medical malpractice lines, partially offset by a significant decrease in the auto liability line. Net investment income increased in 2007 due largely to an increase in investment income from fixed maturities. The increase in investment income from such securities was due in part to the investment of significant positive net operating cash flows generated in recent periods.

Results for 2007 include pre-tax net catastrophe costs of $55 million principally arising from European Windstorm Kyrill and floods in the U.K. While there were no significant catastrophe losses occurring in 2006, the year 2006 includes pre-tax net catastrophe costs of $29 million relating to events which occurred in prior years.

Income before income taxes and net income increased in 2007 as compared to 2006 principally due to increased underwriting profit and net investment income. Net income also benefited from a lower effective tax rate in 2007. The increased underwriting profit in 2007 reflects increased premiums earned and a lower combined ratio. The lower combined ratio reflects decreased net adverse loss reserve development, offset in part by a higher level of catastrophe costs in 2007. Lower net adverse loss reserve development and higher catastrophe costs in 2007 had the impact of improving underwriting profit (loss) in 2007 by $47.7 million compared to 2006.

Market Conditions and Outlook

The market conditions in which we operate have historically been cyclical, experiencing cycles of price erosion followed by rate strengthening as a result of catastrophes or other significant losses that affect the overall capacity of the industry to provide coverage. For several years, the reinsurance market has been characterized by significant competition worldwide in most lines of business. Additionally, we are exposed to the operating cycles of primary insurers as the rates charged by, and the policy terms associated with, primary insurance agreements may affect the rates charged by, and the policy terms associated with, reinsurance agreements, particularly for pro rata reinsurance business.

Following improvements in the U.S. property marketplace after significant catastrophe losses in 2004 and 2005, additional capacity entered the reinsurance market in the form of new companies in Bermuda as well as the entrance of capacity from the capital markets via sidecars, catastrophe bonds and other derivative products. The entrance of the new capacity slowly eroded property insurance and reinsurance rates through the first half of 2008, although the marketplace remained generally favorable.

During the second half of 2008, however, the global credit and financial crisis began to significantly impact the insurance and reinsurance markets. First, many alternative reinsurance solutions (such as sidecars) were terminated or not renewed. Second, the impairment of insurance company balance sheets meant historical risk levels in many cases now represented a higher than desired percentage of surplus. Third, Hurricane Ike produced one of the highest insured losses from a natural peril event despite being only a category 2 storm. These changes produced an increase in demand for traditional reinsurance from insurance companies as they could not raise capital by issuing debt; did not want to issue equity at depressed stock prices; and lost the ability to go to the capital markets for alternative reinsurance solutions. In addition, many reinsurers, affected by similar issues, could not maintain the levels of capacity that they had in recent years to take on risk.

The increase in demand coupled with a decrease in supply led to a significant increase in property and off-shore energy reinsurance pricing in the first quarter of 2009, most notably in the peak U.S. catastrophe zones such as the Southeast, West and Northeast. This pricing effect was much less noticeable in areas of the country where there is less catastrophe risk and internationally as well, where loss experience has been favorable, but some moderate improvements were evident in peak European and Japanese areas.

The casualty market did not enjoy the same type of pricing increases in the first quarter of 2009 as the property market except for certain areas such as financial institution D&O, related E&O covers, surety and credit and fidelity. In fact, some areas of casualty business saw deterioration of pricing levels. Terms and conditions generally remained acceptable.

We expect that pricing in the U.S. property catastrophe reinsurance marketplace will continue to improve during 2009, especially where there is coastal storm or earthquake exposure. Casualty rates should also begin to improve as loss trends emerge and the cost of capital increases. Internationally, most lines of business and markets continue to be impacted by overcapacity, but increased reinsurance industry discipline and contracting capacity may potentially lead to stabilization or improvement of market conditions in 2009. The reinsurance marketplace as a whole continues to be disciplined.

Additionally, in April 2008, the Brazilian reinsurance market was opened to the private sector. As an Admitted Reinsurer in Brazil, we expect to see new opportunities arise in Brazil in the future.

The existence of favorable or improving market conditions in certain regions and lines of business does not necessarily translate into ultimate pricing adequacy for business written under such conditions. In addition, there can be no assurance that these favorable or improving conditions will occur or remain in effect in the future.

Further information relating to items discussed in this Executive Overview may be found throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Critical Accounting Estimates

This discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires the use of estimates and judgments that affect the reported amounts and related disclosures. We rely on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, to make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

We believe our most critical accounting estimates are those with respect to loss reserves, fair value measurements of certain financial assets, other-than-temporary impairments of investments, premium revenues and deferred acquisition costs, as they require management’s most significant exercise of judgment on both a quantitative and qualitative basis in the preparation of our consolidated financial statements and footnotes. The accounting estimates that result require the use of assumptions about certain matters that are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, our results of operations and financial condition would be affected, possibly materially. A discussion of these most critical accounting estimates follows.

Loss Reserves

Estimates of loss reserves take into account our assumptions with respect to many factors that will affect ultimate loss costs but are not yet known. The ultimate process by which actual carried reserves are determined considers not only actuarial estimates but a myriad of other factors. Such factors, both internal and external, which contribute to the variability and unpredictability of loss costs, include trends relating to jury awards, social inflation, medical inflation, worldwide economic conditions, tort reforms, court interpretations of coverages, the regulatory environment, underlying policy pricing, terms and conditions and claims handling, among others. In addition, information gathered through underwriting and claims audits is also considered. To the extent that these assumptions underlying the loss reserve estimates are significantly incorrect, ultimate losses may be materially different from the estimates included in the financial statements and may materially and adversely affect results of operations and financial condition. The impact of those differences is reflected in the period they become known.

The reserving process is inherently difficult and subjective, especially in view of changes in the legal and tort environment which impact the development of loss reserves, and therefore quantitative techniques frequently have to be supplemented by subjective considerations and managerial judgment. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect development to the same degree in the future.

While this process is difficult and subjective for ceding companies, the inherent uncertainties of estimating loss reserves are even greater for reinsurers, due primarily to the longer-term nature of much reinsurance business, the diversity of development patterns among different types of reinsurance treaties or facultative contracts, the necessary reliance on the ceding companies for information regarding reported claims and differing reserving practices among ceding companies, which are subject to change without notice. Nevertheless, data received from cedants is subjected to audits periodically by our claims and underwriting personnel, to help ensure that reported data is supported by proper documentation and conforms to contract terms, and analyzed, as appropriate, by our underwriting and actuarial personnel. Such analysis often includes a detailed review of reported data to assess the underwriting results of reinsurance assumed and to explain any significant departures from expected performance. Over time, reported loss information is ultimately corroborated when such information eventually attains paid status.

Standard actuarial methodologies employed to estimate ultimate losses incorporate the inherent “lag” from the time claims are reported to the cedant to when the cedant reports the claims to the reinsurer. Certain actuarial methodologies may be more appropriate than others in instances where this “lag” may not be consistent from period to period. Consequently, additional actuarial judgment is employed in the selection of methodologies to best incorporate the potential impact of this situation.

Generally, for each line of business, significant actuarial judgments are made with respect to the following factors used in the loss reserve setting process:

•

Loss trend factors are used to establish expected loss ratios, or ELRs, for subsequent accident years based on the projected loss ratios for prior accident years. Provisions for inflation and social inflation (e.g., awards by judges and juries which progressively increase in size at a rate exceeding that of general inflation) and trends in court interpretations of coverage are among the factors which must be considered.

•

ELRs for the latest accident years generally reflect the ELRs from prior accident years adjusted for the loss trend (see Loss trend factors discussion immediately above), as well as the impact of rate level changes and other quantifiable factors. For certain longer-tail lines of business that are typically lower frequency, higher severity classes, such as excess medical malpractice and D&O, ELRs are often utilized for the last several accident years.

•

Loss development factors are used to arrive at the ultimate amount of losses incurred for each accident year based on reported loss information. These factors, which are initially calculated based on historical loss development patterns (i.e., the emergence of reported losses over time relative to the ultimate losses to be paid), are then adjusted for current trends.

During the loss settlement period, which can be many years in duration, additional facts regarding individual claims and trends usually become known. As these facts and trends emerge, it usually becomes necessary to refine and adjust the loss reserves upward or downward and even then the ultimate net liability may be materially different from the revised estimates. There is potential for significant variation in the development of loss reserves when actual costs differ from the costs implied by the use of the assumptions employed in the reserve setting process. This is particularly true for assumed reinsurance of long-tail casualty classes. Among the most critical assumptions are those made for ELRs and loss development factors.

The methodologies that TRH employs to assess the reasonableness of loss reserve estimates include paid loss development, incurred loss development, paid Bornhuetter-Ferguson, or B-F, and incurred B-F methods. The actuarial methods that we employ to determine the appropriate loss reserves for short tail lines of business are the same as those employed for longer-tail lines. However, the judgments that are made with regard to factors such as loss trends, ELRs and loss development factors for shorter tail lines generally have much less of an effect on the determination of the loss reserve amount than when those same judgments are made regarding longer-tailed lines of business. In contrast to the longer-tailed lines of business, reported losses for the shorter-tailed classes, such as the property lines of business (e.g., fire and homeowners multiple peril) and certain marine and energy classes, generally reach the ultimate level of incurred losses in a relatively short period of time. Rather than having to rely on assumptions regarding ELRs and loss development factors for many accident years for a given line, these assumptions are generally only relevant for the most recent accident year or two. Therefore, these assumptions tend to be less critical and the reserves calculated pursuant to these assumptions are subject to less variability for the shorter-tailed lines of business.

The characteristics of each line of business are considered in the reserving process. Our major lines of business are discussed below:

•	Other Liability: The key components of the other liability line of business are excess casualty, D&O and E&O.

•

Excess Casualty: The vast majority of this class consists of domestic treaties, including pro rata and excess-of-loss contracts of general liability business. Excess casualty is dominated by umbrella business, some of which have very high attachment points. This business is generally very long tailed and characterized by relatively low frequency and high severity type losses. Therefore, expected loss ratio methods, such as the incurred B-F method, are heavily relied upon for most years due to the lack of mature reported experience available. The ELRs utilized for the most recent years are based on the projected ultimate loss ratios of prior years adjusted for rate level changes, estimated loss cost trends and other quantifiable changes, as well as actuarial pricing indications.

•

D&O and E&O: These classes are dominated by high layer excess-of-loss D&O business as well as E&O classes such as lawyers and accountants. Much of this business is domestic, although significant amounts are written by the London branch. This business is reviewed separately by operating branch and for pro rata versus excess-of-loss contracts, treaty versus facultative and D&O separately from E&O. Additionally, homogeneous groupings of accountant, lawyer, and architect and engineer risks may be reviewed separately. These classes are long tailed in nature, often characterized by very high attachment points. Therefore, B-F methods are generally relied upon for the most recent years due to the lack of mature reported experience. The selections for older years will often be based on the weighted average of the loss development methods and B-F methods. The selection of ELRs for these classes is generally analogous to that of the Excess Casualty class described above but with added emphasis on actuarial pricing indications, as these accounts are often very large and are virtually all actuarially reviewed before the business is underwritten.

•

Medical Malpractice: Healthcare professional, which is the most significant component of our medical malpractice line of business, is reviewed separately for treaty and facultative contracts. Pro rata contracts are reviewed separately from excess-of-loss contracts. There is significant volume in all categories. This class is also quite long tailed due to the excess-of-loss nature of most of the contracts. Due to the lack of mature reported experience, B-F methods are generally utilized for the most recent five underwriting years with some weight given to the loss development methods for earlier years. Because almost all of these accounts are actuarially priced, the indications from these reviews are critical to the selection of the ELRs.

•

Shorter-tailed lines: These would include the property lines of business (such as fire and homeowners multiple peril), A&H and certain marine and energy classes. These lines are written out of several of our worldwide offices and the reserves are reviewed separately for each operating branch. Where sufficiently credible experience exists, these lines are reviewed after segregating pro rata contracts from excess-of-loss contracts. For a reinsurer, these lines do not develop to ultimate loss as quickly as when written on a primary basis; however, they are significantly shorter-tailed than the casualty classes discussed earlier. For these classes, a combination of loss development methods and B-F methods are used. Generally, selections for all but the most recent few years are based on loss development methods with the most recent years based on weightings of loss development and expected loss ratio indications.

We conduct a comprehensive annual loss reserve review in the fourth quarter of each year. The review is conducted in full detail for each class or line of business for each underwriting office and consists of more than one hundred individual analyses. In completing these detailed actuarial reserve analyses significant actuarial judgment is often employed. We are required to make numerous assumptions, including the selection of loss development factors and ELRs. Additionally, we need to select the most appropriate actuarial method(s) to employ for each class of business.

Triangles of written premium, paid losses and incurred losses are organized by underwriting year evaluated at six month intervals. The data triangles are split by branch, contract type (i.e., treaty versus facultative), line of business and often between excess-of-loss and pro rata business. The line of business groupings vary by branch and are reviewed annually to ensure a proper balance between homogeneity and credibility of data. In the loss development methods, paid and incurred losses by underwriting year are projected to an ultimate basis by applying appropriate age to ultimate development factors to the inception to date paid and incurred losses. The development factors are selected based on curves fitted to the historical average which best represent the data. In the B-F methods, estimates of unpaid and unreported losses are arrived at by multiplying underwriting year earned premium by an ELR and an estimated percentage of unpaid or unreported losses. These percentages of unpaid or unreported losses are derived from the loss development factors described above. These methods yield an indication of the ultimate losses for each underwriting year. The indicated IBNR reserve need is then determined (by year, by line of business) by subtracting the reported losses (which are equal to the sum of inception to date paid losses and the reported amounts, or case reserves, as of the balance sheet date) from the indicated ultimate losses.

In the course of these detailed loss reserve reviews, which are performed by year and by line of business, a point estimate of the loss reserve need is determined. Differences between the indications arising from the various methods are analyzed to understand the drivers of these differences, so that we can make a selection based on the methods that are believed to be most appropriate for that line of business. Frequently, the selection is based on an average of the various indications, giving the most weight to the indications deemed most appropriate. Generally speaking, we are often able to give more weight to loss development indications for more mature years where credible reported losses exist, as opposed to the more current years, where the B-F method is often highly relied upon due to the lack of credible and mature reported experience. When the actuarial point estimate is compared to the carried reserve, it is recognized that there is an implicit range around the indicated point estimate whereby a carried reserve within that range may be considered reasonable. We review the appropriateness of the held reserves relative to the indicated point estimate considering many factors. These factors may include, but are not limited to, the amount and direction of any difference between the point estimate and the held reserve, any operational issues which may be difficult to actuarially quantify, various actuarial assumptions on which management may want additional input or any observations regarding optimism or conservatism which management may believe need to be considered. Thus, the carried reserves, as determined by management, may be more or less than the actuarially determined point estimate. As of December 31, 2008 and 2007, our carried loss and LAE reserves, net of related reinsurance recoverable, were $7.35 billion and $6.90 billion, respectively, and were equal to the actuarial point estimate.

There is potential for significant variation in the development of loss reserves when actual costs differ from those costs implied by the assumptions used to test the loss reserves. This is particularly true for assumed reinsurance of long-tail casualty classes. Among the most critical assumptions are those made for ELRs and loss development factors.

Our annual loss reserve review for 2008 did not include the calculation of a range of loss reserve estimates. Because management does not believe it can currently assign credible probabilistic values to a range, a better understanding of the volatility of loss reserve estimates can be gained via an analysis of the sensitivity of these estimates to changes in the critical assumptions used in the loss reserve review process as opposed to creating a range during the loss reserve review process.

An analysis of the sensitivity of the loss reserve indications to these key assumptions can be performed by measuring the effect of various changes to the assumptions utilized in the reviews. The assumptions made regarding factors considered in the sensitivity analysis, such as loss trends, ELRs and loss development factors, are generally consistent with our historical experience. Loss development factors, for example, which are used to project reported paid and incurred losses to an ultimate incurred loss, are selected based on the curves fitted to the historical averages which best represent the data. ELRs are based on the ultimate loss ratios for the more mature years adjusted for changes in the rate levels and other quantifiable factors to enable the ELRs to remain consistent with historical experience. In general, it is believed that the vast majority of potential volatility in the loss reserves results from the longer-tailed lines of business. For the purpose of these sensitivity analyses, only loss reserves from these longer-tailed lines, which represent approximately 65% of total loss reserves at December 31, 2008, were included in the calculations. Additionally, only those underwriting years where it is believed reasonable for deviations from the original assumptions to occur were utilized. Generally, the last 13 years were included in the analysis. The results derived from the sensitivity analyses are roughly the same whether utilizing gross loss reserves or net loss reserves.

While noting that there exists the potential for greater variations, we believe utilizing 5% and 10% changes to the assumptions made for both loss development factors and ELRs provide reasonable benchmarks for a sensitivity analysis of the loss reserve estimates at December 31, 2008. For example, changing the ELRs by 5 percentage points has an impact of about $180 million (either positively or negatively) on the loss reserve estimate. While less likely for many classes of business, we note that changing the ELRs by 10 percentage points has an effect of about $360 million. As previously described, another key assumption is the selection of loss development patterns. The effect of increasing the tail on the selected loss development patterns by 5% is about $370 million. Similarly, a 10% deviation would impact the reserve estimate by about $730 million. Because a downward adjustment to the loss development patterns can result in implied negative future development on reported losses for certain years, this scenario is not believed to be as likely as that of an upward deviation of this amount.

Due to the assumptions and methodologies utilized by us in our reviews of longer-tailed classes of business, changes to the ELRs generally have a much greater impact on the assessment of loss reserves for the most recent few underwriting years while deviations from the loss development factors utilized in the reviews generally are more critical to the loss reserve indications for older underwriting years (i.e., 2002 and prior). Management believes that it is reasonable to simultaneously vary both of the assumptions previously discussed by 5% and 10%. The effect of varying these assumptions together by 5% is about $560 million. Increasing these assumptions by 10% simultaneously adds approximately $1.1 billion to the reserve estimates, although management considers this scenario to be significantly less likely than the 5% scenario previously discussed. We also note that the classes of business for which these assumptions are most critical are medical malpractice, D&O, E&O and excess casualty.

Net loss reserves include amounts for risks relating to environmental impairment and asbestos-related illnesses. The majority of our environmental and asbestos-related net loss reserves arose from contracts entered into after 1985 that were underwritten specifically as environmental or asbestos-related coverages rather than as standard general liability coverages, where the environmental or asbestos-related liabilities were neither clearly defined nor specifically excluded. The reserves carried for these claims, including loss and LAE incurred but not reported, are based upon known facts and current law. However, significant uncertainty exists in determining the amount of ultimate liability for environmental impairment and asbestos-related losses, particularly for those occurring in 1985 and prior. This uncertainty is due to inconsistent court resolutions and judicial interpretations with respect to underlying policy intent and coverage and uncertainties as to the allocation of responsibility for resultant damages, among other things.

See discussion of estimated net development on losses occurring in prior years under “Operational Oveview—Results of Operations” and further information about gross loss reserves under “Financial Condition and Liquidity.”

Fair Value Measurements of Certain Financial Assets

We measure at fair value on a recurring basis financial instruments included principally in our available for sale securities portfolios and certain short-term investments and cash equivalents. The fair value of a financial instrument is the amount that would be received to sell an asset in an orderly transaction between willing, able and knowledgeable market participants at the measurement date.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices, have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the asset being valued occurs with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

Our management is responsible for the determination of the value of the financial assets carried at fair value and the supporting methodologies and assumptions. With respect to securities, we employ independent third-party valuation service providers to gather, analyze and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments. When our valuation service providers are unable to obtain sufficient market observable information upon which to estimate the fair value for a particular security, fair value is determined either by requesting brokers who are knowledgeable about these securities to provide a quote, which is generally non-binding, or by employing widely accepted internal valuation models.

Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted internal valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested under the terms of service agreements. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, interest rate yield curves, credit spreads, currency rates, and other market observable information, as applicable. The valuation models take into account, among other things, market observable information as of the measurement date as well as the specific attributes of the security being valued including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other issue or issuer specific information. When market transactions or other market observable data is limited, the extent to which judgment is applied in determining fair value is greatly increased.

We employ specific control processes to determine the reasonableness of the fair values of our financial assets. Our processes are designed to ensure that the values received or internally estimated are accurately recorded and that the data inputs and the valuation techniques utilized are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. We assess the reasonableness of individual security values received from valuation service providers through various analytical techniques. In addition, we may validate the reasonableness of fair values by comparing information obtained from our valuation service providers to other third party valuation sources for selected securities. We also validate prices for selected securities obtained from brokers through reviews by those who have relevant expertise and who are independent of those charged with executing investing transactions.

As of March 31, 2009 and December 31, 2008, the fair value of substantially all of our available for sale fixed maturity and equity securities is based on external sources. Of the fair values based on external sources as of March 31, 2009 ($8.7 billion), $8.6 billion is based upon prices received from independent pricing services and $0.1 billion, related to asset-backed fixed maturities, is based on non-binding broker quotes. Of the fair values based on external sources as of December 31, 2008 ($8.5 billion), $8.4 billion is based upon prices received from independent pricing services and $0.1 billion, related to asset-backed fixed maturities, is based on non-binding broker quotes. Fair values from all external sources are reviewed and evaluated by management, but none were adjusted.

Subsidiaries of AIG manage the investments and perform investment recordkeeping and the above valuation services for us.

Fixed Maturity and Equity Securities Available for Sale

We maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Whenever available, we obtain quoted prices in active markets for identical assets at the balance sheet date to measure at fair value fixed maturity and marketable equity securities in our available for sale portfolios. Market price data generally is obtained from exchange or dealer markets.

We estimate the fair value of fixed maturity securities not traded in active markets by referring to traded securities with similar attributes, using dealer quotations and matrix pricing methodologies, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For fixed maturity securities that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management’s best estimate is used.

Fair values for fixed maturity securities based on observable market prices for identical or similar instruments implicitly include counterparty credit risk. Fair values for fixed maturity securities based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

Certain Short-Term Investments and Cash Equivalents

Short-term investments and cash equivalents are carried at cost or amortized cost, which approximates fair value, and principally include money market instruments and commercial paper. These instruments are typically not traded in active markets; however, their fair values are based on market observable inputs.

Fair Value Hierarchy and Level 3 Assets

Under SFAS 157, assets recorded at fair value in the consolidated balance sheet are classified in a hierarchy for disclosure purposes consisting of three “levels” based on the observability of inputs available in the marketplace used to measure the fair value. See Note 3 of Notes to Consolidated Financial Statements contained in our quarterly report on Form 10-Q filed with the SEC on May 8, 2009, and Note 3 of Notes to Consolidated Financial Statements contained in our annual report on Form 10-K filed with the SEC on March 2, 2009, for additional information about fair value measurements.

The valuation of Level 3 assets requires the greatest degree of judgment, as these measurements may be made under circumstances in which there is little, if any, market activity for the asset. At March 31, 2009, we classified $171.0 million of assets measured at fair value on a recurring basis as Level 3. This represented 1.9% of total assets measured at fair value on a recurring basis. Level 3 fair value measurements are based on valuation techniques that use at least one significant input that is unobservable. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment.

In making the assessment, we consider factors specific to the asset. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

We value our assets classified as Level 3 using judgment and valuation models or other pricing techniques that require a variety of inputs including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs, some of which may be unobservable. The following paragraphs describe the methods we use to measure on a recurring basis the fair value of assets classified in Level 3.

•

Certain Residential Mortgage-Backed Securities: These assets initially are valued at the transaction price. Subsequently, they may be valued by comparison to transactions in instruments with similar collateral and risk profiles, remittances received and updated cumulative loss data on underlying obligations, discounted cash flow techniques and/or option adjusted spread analyses.

•

Certain Other Asset-Backed Securities—non-mortgage: These assets initially are valued at the transaction price. Subsequently, they may be valued based on external price/spread data. When position-specific external price data are not observable, the valuation is based on prices of comparable securities.

•

Other Invested Assets: Fair values for other invested assets, principally direct equity investments and hedge funds, are initially valued at the transaction price. Subsequently, fair value is based on the net asset value or financial statement information of the investee.

Other-Than-Temporary Impairments of Investments

We evaluate our investments for other-than-temporary impairments in valuation. We evaluate our investments for other-than-temporary impairment such that a security is considered a candidate for other-than-temporary impairment if it meets any of the following criteria:

•	Trading at a significant (25% or more) discount to par, amortized cost (if lower) or cost for an extended period of time (nine consecutive months or longer);

•

The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under the bankruptcy laws or any similar laws intended for court supervised reorganization of insolvent enterprises; (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than the par value of their claims; or

•	We may not realize a full recovery on our investment, regardless of the occurrence of one or more of the foregoing events.

The determination that a security has incurred an other-than-temporary impairment in value requires the judgment of management and consideration of the fundamental condition of the issuer, its near-term prospects and all relevant facts and circumstances. The above criteria also consider circumstances of a rapid and severe market valuation decline, such as that experienced in current credit markets, in which we could not reasonably assert that the recovery period would be temporary (severity losses).

At each balance sheet date, we evaluate our securities holdings with unrealized losses. When we do not intend to hold such securities until they have recovered their cost basis, we record the unrealized loss in income as a realized capital loss. If a loss is recognized from a sale subsequent to a balance sheet date pursuant to changes in circumstances, the loss is recognized in the period in which the intent to hold the securities to recovery no longer exists.

In periods subsequent to the recognition of an other-than-temporary impairment write-down of fixed maturity securities, which are not credit or foreign exchange related, we generally accrete into income the discount or amortize the reduced premium resulting from the reduction in cost basis over the remaining life of the security.

Premium Revenues

Management must make certain judgments in the determination of premiums written and earned by us. For pro rata treaty contracts, premiums written and earned are based on reports received from ceding companies. For excess-of-loss treaty contracts, premiums are generally recorded as written based on contract terms and are earned ratably over the terms of the related coverages provided. In 2008, treaty contracts generated approximately 97% of our premium revenues. Unearned premiums and prepaid reinsurance premiums represent the portion of gross premiums written and ceded premiums written, respectively, relating to the unexpired terms of such coverages. The relationship between net premiums written and net premiums earned will, therefore, vary depending generally on the volume and inception dates of the business assumed and ceded and the mix of such business between pro rata and excess- of-loss reinsurance.

Premiums written and earned, along with related costs, for which data has not been reported by the ceding companies, are estimated based on historical patterns and other relevant information. Such estimates of premiums earned are considered when establishing the reserve for loss and LAE IBNR. The differences between these estimates and the actual data subsequently reported, which may be material as a result of the diversity of cedants and reporting practices and the inherent difficulty in estimating premium inflows, among other factors, are recorded in the period when the actual data becomes available and may materially affect results of operations. In the Consolidated Statements of Operations, premiums written and earned and the change in unearned premiums are presented net of reinsurance ceded.

Our financial statements reflected estimates of gross premiums written, commissions and premium balances receivable, for which data had as yet to be reported by cedants as of December 31, 2008 and 2007, as follows:

2008

Major Class	Gross Premiums Written	Commissions	Premiums Balances Receivable
	(in thousands)
Casualty:
Other liability	$111,165	$30,237	$80,928
Medical malpractice	37,748	10,271	27,477
Ocean marine and aviation	42,942	4,485	38,457
Auto liability	14,228	3,871	10,357
Accident and health	11,628	3,486	8,142
Surety and credit	25,973	9,999	15,974
Other	26,337	7,463	18,874

Total Casualty	270,021	69,812	200,209

Property:
Fire	56,105	13,228	42,877
Allied lines	27,624	4,248	23,376
Auto physical damage	19,749	5,256	14,493
Homeowners multiple peril	3,586	1,279	2,307
Other	1,877	445	1,432

Total property	108,941	24,456	84,485

Total	$378,962	$94,268	$284,694

2007

Major Class	Gross Premiums Written	Commissions	Premiums Balances Receivable
	(in thousands)
Casualty:
Other liability	$118,914	$32,837	$86,077
Medical malpractice	44,788	11,396	33,392
Ocean marine and aviation	40,553	2,052	38,501
Auto liability	19,925	4,824	15,101
Accident and health	13,507	3,958	9,549
Surety and credit	7,250	2,336	4,914
Other	27,594	8,681	18,913

Total Casualty	272,531	66,084	206,447

Property:
Fire	80,110	23,828	56,282
Allied lines	32,480	5,541	26,939
Auto physical damage	10,318	2,254	8,064
Homeowners multiple peril	3,021	943	2,078
Other	5,432	1,691	3,741

Total property	131,361	34,257	97,104

Total	$403,892	$100,341	$303,551

We have provided no allowance for bad debts relating to the premium estimates based on our historical experience, general profile of our cedants and the ability we have in most cases to significantly offset these premium receivables with losses and LAE or other amounts payable to the same parties.

Deferred Acquisition Costs

Acquisition costs, consisting primarily of net commissions incurred on business conducted through reinsurance contracts or certificates, are deferred and then amortized over the period in which the related premiums are earned, generally one year. The evaluation of recoverability of acquisition costs to be deferred considers the expected profitability of the underlying treaties and facultative certificates, which may vary materially from actual results. If the actual profitability varies from the expected profitability, the impact of such differences is recorded, as appropriate, when actual results become known and may have a material effect on results of operations.

Operational Review

Results of Operations

We derive our revenue from two principal sources: premiums from reinsurance assumed net of reinsurance ceded (i.e., net premiums earned) and income from investments. The following table shows net premiums written, net premiums earned, net investment income, realized net capital (losses) gains, gain on early extinguishment of debt and total revenue for the periods indicated:

	Three Months Ended March 31,			Years Ended December 31,
	2009	2008	Change	2008		2007		2006
	Amount	Amount		Amount	Change From Prior Year	Amount	Change From Prior Year	Amount	Change From Prior Year
	(dollars in millions)
Net premiums written	$1,047.1	$1,035.6	1.1%	$4,108.1	3.9%	$3,952.9	8.8%	$3,633.4	4.8%
Net premiums earned	976.5	1,017.2	(4.0)	4,067.4	4.2	3,902.7	8.3	3,604.1	6.5
Net investment income	109.8	117.2	(6.3)	440.5	(6.2)	469.8	8.1	434.5	26.6
Realized net capital (losses) gains	(60.6)	(15.1)	—	(435.5)	—	9.4	(13.6)	10.9	(72.8)
Gain on early extinguishment of debt	9.9	—	—	10.3	—	—	—	—	—
Total revenues	1,035.7	1,119.3	(7.5)	4,082.5	(6.8)	4,381.8	8.2	4,049.5	7.5

Premiums Written

The following table summarizes the net effect of changes in foreign currency exchange rates compared to the U.S. dollar on the percentage change in net premiums written in each period indicated as compared to the corresponding period in the immediately prior year.

	Three Months Ended March 31,	Year Ended December 31,
	2009	2008	2007
Increase in original currency	8.7%	3.9%	6.4%
Foreign exchange effect	(7.6)	—	2.4

Increase as reported in U.S. dollars	1.1	3.9	8.8

Generally, reasons for changes in gross premiums written between years are similar to those for net premiums written, except for changes resulting from reinstatement premiums and changes in ceded premiums, including premiums assumed from an affiliate that, by prearrangement, were ceded in an equal amount to other affiliates. See Notes 7 and 10 of Notes to Condensed Consolidated Financial Statements in our quarterly report on Form 10-Q filed with the SEC on May 8, 2009, and Notes 10 and 16 of Notes to Consolidated Financial Statements contained in our annual report on Form 10-K filed with the SEC on March 2, 2009.

As premiums written are primarily earned ratably over the terms of the related coverages, the reasons for changes in net premiums earned are generally similar to the reasons for changes in net premiums written over time.

Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008

Net premiums written in the first quarter of 2009 remained level with the first quarter of 2008 as increases in domestic operations were largely offset by decreases in international operations. The decrease in international net premiums written is due largely to changes in foreign currency exchange rates compared to the U.S. dollar. In general, premium fluctuations reflect prevailing market conditions and strategic decisions by our management in recent periods.

On a worldwide basis, casualty lines business represented 72.9% of net premiums written in the first quarter of 2009 versus 71.9% in the same 2008 period. The balance represented property lines. Treaty business represented 97.6% of net premiums written in the first quarter of 2009 versus 97.1% in the same year ago period. The balance represented facultative accounts.

Domestic net premiums written increased in the first quarter of 2009 by $36.3 million, or 6.6%, from the first quarter of 2008 to $584.4 million. Significant increases in domestic net premiums written were recorded in the A&H ($23.4 million) and property ($20.6 million) lines.

International net premiums written decreased in the first quarter of 2009 by $24.8 million, or 5.1%, from the first quarter of 2008 to $462.7 million. The most significant decreases in net premiums written occurred in the Paris ($29.4 million) and London ($26.4 million) branches, partially offset by significant increases in TRZ ($21.1 million) and the Miami branch ($15.0 million). International net premiums written decreased significantly in the property ($28.0 million) and auto liability ($10.3 million) lines along with relatively small decreases spread across several lines, partially offset by a significant increase in the A&H ($25.2 million) line. The decrease in international net premiums written in the first quarter of 2009 was due largely to changes in foreign currency exchange rates between the U.S. dollar and the currencies in which we write premiums. Changes in foreign currency exchange rates decreased 2009 international net premiums written by $76.5 million in the first quarter from the comparable prior year period.

Years Ended December 31, 2008, 2007 and 2006

Net premiums written increased in 2008 compared to 2007 due to increases in domestic and international operations. Overall premium growth in 2008 was mitigated by increased ceding company retentions in certain lines and price erosion in many classes and regions in 2007 and the first half of 2008.

The sources of the most significant growth in 2007 were premiums generated by domestic regional offices which were opened during 2006 but generated minimal premium volume in that year, increased international other liability business and A&H premiums generated by TRZ. In addition, the impact of changes in foreign currency exchange rates contributed significantly to premium growth as shown in the table presented earlier. Premium growth in 2007 was mitigated by increased ceding company retentions in certain lines.

In general, premium fluctuations reflect prevailing market conditions and strategic decisions by our management in recent periods.

In 2008 and 2007, as compared to the respective immediately prior year, the increase in net premiums written was from treaty business. On a worldwide basis, casualty lines business represented 69.8% of net premiums written in 2008 versus 71.0% and 73.3% in 2007 and 2006, respectively. The balance represented property lines. Treaty business represented 96.8% of net premiums written in 2008 versus 96.3% and 95.3% in 2007 and 2006, respectively. The balance represented facultative accounts.

Domestic net premiums written increased in 2008 by $87.6 million, or 4.5%, from the prior year to $2.04 billion. Significant increases in domestic net premiums written were recorded in the property ($56.8 million), A&H ($48.5 million), auto liability ($20.8 million) and other liability ($18.9 million) lines.

These increases were partially offset by significant decreases in the fidelity ($41.9 million) and medical malpractice ($27.9 million) lines.

International net premiums written increased in 2008 by $67.6 million, or 3.4%, from the prior year to $2.07 billion. The most significant increases in net premiums written occurred in the Miami ($37.2 million), London ($15.9 million) and Hong Kong ($11.9 million) branches and in TRZ ($18.7 million), partially offset by a significant decrease in the Toronto ($27.5 million) branch. International net premiums written increased significantly in the property ($35.4 million), credit ($25.1 million) and A&H ($17.2 million) lines and were partially offset by significant decreases in the other liability ($22.0 million) and ocean marine ($12.7 million) lines. International business represented 50.4% of 2008 net premiums written compared to 50.7% in 2007.

Domestic net premiums written increased in 2007 by $196.8 million, or 11.2%, from the prior year to $1.95 billion, with the large majority of that increase emanating from domestic regional offices which were opened during 2006. Significant increases in domestic net premiums written were recorded in the property ($142.8 million), medical malpractice ($58.8 million) and auto liability ($48.2 million) lines. These increases were partially offset by a significant decrease in the A&H ($23.0 million) line.

International net premiums written increased in 2007 by $122.6 million, or 6.5%, from the prior year to $2.00 billion due largely to the impact of changes in foreign currency exchange rates compared to the U.S. dollar. Significant increases in the London ($68.7 million), Paris ($30.1 million) and Toronto ($14.1 million) branches and in TRZ ($24.1 million) were partially offset by a significant decrease in the Miami branch ($11.5 million). Of the $122.6 million increase in international net premiums written, $88.5 million is attributable to changes in foreign currency exchange rates between the U.S. dollar and the currencies in which we do business. Significant increases in international net premiums written were recorded in the other liability (principally D&O, E&O and the general casualty class) ($43.9 million), A&H ($40.8 million), property ($33.3 million) and boiler and machinery ($22.8 million) lines. These increases were partially offset by a significant decrease in the auto liability ($46.8 million) line. International business represented 50.7% of 2007 net premiums written compared to 51.8% in 2006.

The increase in premiums ceded to affiliates in 2008 compared to 2007 is due principally to an increase in premiums assumed from an affiliate that, by prearrangement with us, were then ceded in an equal amount to other affiliates. The decrease in premiums ceded to non-affiliates in 2008 compared to 2007 is due in part to the purchase of less retrocession coverage. As further discussed in Notes 14 and 16 of Notes to Consolidated Financial Statements contained in our annual report on Form 10-K filed with the SEC on March 2, 2009, we transact a significant amount of business assumed and ceded with other subsidiaries of AIG. We either accept or reject the proposed transactions with such companies based on our assessment of risk selection, pricing, terms and conditions.

Net Investment Income

Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008

The components of net investment income for the periods indicated are presented in the table below:

	Three Months Ended March 31,
	2009	2008
	(in millions)
Fixed maturities	$106.2	$106.3
Equities	4.1	3.2
Other invested assets (including hedge funds)	(2.0)	4.1
Other	3.9	5.9

Total investment income	112.2	119.5
Investment expenses	(2.4)	(2.3)

Net investment income	$109.8	$117.2

Net investment income in the first quarter of 2009 decreased compared to the same prior year period due to the impact of changes in foreign currency exchanges rates compared to the U.S. dollar and a decrease in investment income from other invested assets. Changes in foreign currency exchange rates between the U.S. dollar and the currencies in which investments are denominated decreased net investment income in the first quarter of 2009 compared to the same 2008 period by $6.6 million, principally related to fixed maturities.

The pre-tax effective yield on investments for the first quarter of 2009 and 2008 was 4.1% and 3.7%, respectively. The pre-tax effective yield on investments represents annualized net investment income divided by the average balance sheet carrying value of investments and interest-bearing cash for such periods. Investment returns from securities lending investing collateral served to negatively impact the yield in the first quarter of 2008 by 0.6% as the net return from the invested collateral is very small in relation to the balance sheet carrying amount because investment income earned from invested collateral is reduced by interest payable to the collateral provider. See “Impact of participation in a securities lending program.”

Years Ended December 31, 2008, 2007 and 2006

Net investment income in 2008 decreased compared to 2007 due to a decrease in investment results from other invested assets of $57 million, principally related to hedge funds, partially offset by an increase in investment income from fixed maturities. The decrease in investment results from hedge funds was due in part to the recent turmoil in the financial markets. The increase in investment income from fixed maturities is due in part to investment returns from continued positive operating cash flows. Net investment income increased in 2007 compared to 2006 principally due to an increase in fixed maturity income, resulting mostly from investment returns from continued positive operating cash flows. The strengthening of foreign currencies against the U.S. dollar increased net investment income by approximately $9 million in 2007 compared to 2006. See Note 4(b) of Notes to Consolidated Financial Statements contained in our annual report on Form 10-K filed with the SEC on March 2, 2009, for a breakdown of the components of net investment income and the cash flow discussion under “Financial Condition and Liquidity.”

For 2008, 2007 and 2006, the pre-tax effective yields on investments were 3.8%, 3.9% and 4.2%, respectively. The pre-tax effective yield on investments represents net investment income divided by the average balance sheet carrying value of investments and interest-bearing cash. Investment returns from securities lending invested collateral served to negatively impact the yields in each of the above years by 0.3%, 0.7% and 0.5%, respectively, as the net return from the invested collateral is very small in relation to the balance sheet carrying amount because investment income earned from invested collateral is reduced by interest payable to the collateral provider. See “Impact of participation in a securities lending program” below. In 2008 compared to 2007, the decline in investment results from other invested assets reduced the yield by 0.5%.

Realized Net Capital (Losses) Gains

Realized net capital (losses) gains generally result from 1) investment dispositions, which reflect our investment and tax planning strategies to maximize after-tax income; 2) write-downs of securities that, in the opinion of management, had experienced a decline in fair value for which we could not reasonably assert that the recovery period would be temporary; and 3) foreign currency transaction gains (losses).

Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008

Realized net capital (losses), including significant other-than-temporary impairment write-downs, totaled ($60.6) million in the first quarter of 2009 compared to ($15.1) million in the first quarter of 2008. The increase in realized net capital losses in the first quarter of 2009 resulted in part from the ongoing turmoil in the financial markets.

Years Ended December 31, 2008, 2007 and 2006

Realized net capital (losses) gains totaled ($435.5) million, $9.4 million and $10.9 million in 2008, 2007 and 2006, respectively. Realized net capital losses in 2008 included $99.9 million of net losses on sales and redemptions of securities and $317.8 million of other-than-temporary impairment write-downs. The significant realized net capital losses from sales and redemptions of securities and other-than-temporary impairment write-downs in 2008 generally resulted from declines in the market values of securities due to the downturn in the U.S. economy, turmoil in the financial markets, financial market illiquidity and issuer-specific credit events in 2008.

Write-downs

Upon the ultimate disposition of securities for which write-downs have been recorded, a portion of the write-downs may be recoverable depending on market conditions at the time of disposition.

Other-than-temporary impairment write-downs by balance sheet category at the time of impairment and type of impairment recorded for the periods indicated are presented in the table below:

	Fixed Maturities	Equities	Securities Lending Invested Collateral	Total
	(in millions)
Three Months Ended March 31, 2009:
Severity and/or duration	$(14.7)	$(16.9)	$—	$(31.6)
Lack of intent to hold to recovery	(6.0)	(4.4)	—	(10.4)
Issuer-specific credit events	—	(3.5)	—	(3.5)

Total	$(20.7)	$(24.8)	$—	$(45.5)

Three Months Ended March 31, 2008:
Severity and/or duration	$—	$(8.8)	$—	$(8.8)
Lack of intent to hold to recovery	—	(0.7)	—	(0.7)
Issuer-specific credit events	—	—	—	—

Total	$—	$(9.5)	$—	$(9.5)

Year Ended December 31, 2008:
Severity and/or duration	$(115.4)	$(69.2)	$(79.7)	$(264.3)
Lack of intent to hold to recovery	(2.4)	(3.3)	(3.9)	(9.6)
Issuer-specific credit events	(7.3)	(22.5)	(14.1)	(43.9)

Total	$(125.1)	$(95.0)	$(97.7)	$(317.8)

Year Ended December 31, 2007:
Severity and/or duration	$—	$(21.1)	$—	$(21.1)
Lack of intent to hold to recovery	(2.1)	(0.7)	—	(2.8)
Issuer-specific credit events	(2.5)	(0.7)	—	(3.2)

Total	$(4.6)	$(22.5)	$—	$(27.1)

Year Ended December 31, 2006:
Severity and/or duration	$—	$—	$—	$—
Lack of intent to hold to recovery	(1.3)	(0.2)	—	(1.5)
Issuer-specific credit events	—	—	—	—

Total	$(1.3)	$(0.2)	$—	$(1.5)

Impact of participation in a securities lending program.

Through 2008, we participated in a securities lending program managed by a subsidiary of AIG whereby certain securities from our portfolio were loaned to third parties. Under the program, we loaned securities to counterparties and received collateral, generally cash, which was invested to earn a spread.

Prior to the fourth quarter of 2008, the transfers of securities in exchange for collateral under the securities lending program were accounted for as secured borrowings, with a liability recorded in an amount equal to the collateral received, reflecting our obligation to return the collateral when the loaned securities were returned. As a result of conditions affecting the financial and credit markets, in the fourth quarter of 2008, counterparties were successful in negotiating significantly reduced collateral levels (i.e., collateral received as a percentage of the fair value of the security loaned). Due to the lower collateral levels, during the fourth quarter of 2008, many of such loaned securities were accounted for as sales at the time of transfer and as purchases when the securities were subsequently returned. In the fourth quarter of 2008, we terminated our participation in the securities lending program.

The financial impact on the statement of operations of the securities lending program in the first quarter of 2008 was insignificant. The financial impact on the statement of operations of the securities lending program for each full year 2008, 2007 and 2006 was as follows: With respect to securities lending invested collateral: Net investment income from the securities lending program (i.e., income earned on invested collateral, net of interest payable to the collateral provider) totaled $2.6 million, $2.5 million and $2.2 million in 2008, 2007 and 2006, respectively; Net realized losses on sales of securities lending invested collateral totaled $8.0 million, $1.8 million and nil in 2008, 2007 and 2006, respectively; Other-than-temporary impairment write-downs (included in net realized capital losses) totaled $97.7 million in 2008 and nil in 2007 and 2006. With respect to the securities loaned, realized losses in the fourth quarter of 2008 on “deemed” sales of securities loaned totaled $16 million.

In 2008, we repaid certain securities lending payables using cash from sources other than the sale of securities lending invested collateral. In that regard, certain fixed maturities, including commercial mortgage-backed securities, or CMBS, residential mortgage-back securities, or RMBS, and other asset- backed securities were transferred from securities lending invested collateral to fixed maturities available for sale. Other than the potential for future losses related to the securities that were transferred from securities lending invested collateral, we expect no further costs from the securities lending program.

Gain on Early Extinguishment of Debt

In the first quarter of 2009, we repurchased $26 million principal amount of our senior notes from non-affiliates for $16 million, realizing a gain of $10 million. In 2008, we repurchased $25 million principal amount of our senior notes, from non-affiliates for $15 million, realizing a gain of $10 million. At March 31, 2009, December 31, 2008, and December 31, 2007, $699 million, $725 million and $750 million principal amount, respectively, of our senior notes were outstanding.

Combined Ratios

The property and casualty insurance and reinsurance industries use the combined ratio as a measure of underwriting profitability. The combined ratio reflects only underwriting results and does not include income from investments. Generally, a combined ratio under 100% indicates an underwriting profit and a combined ratio exceeding 100% indicates an underwriting loss. Underwriting profitability is subject to significant fluctuations due to competition, natural and man-made catastrophic events, economic and social conditions, foreign currency exchange rate fluctuations, interest rates and other factors. The loss ratio represents net losses and LAE incurred expressed as a percentage of net premiums earned. The underwriting expense ratio represents the sum of net commissions and other underwriting expenses expressed as a percentage of net premiums written. The combined ratio represents the sum of the loss ratio and the underwriting expense ratio.

The following table presents our loss ratios, underwriting expense ratios and combined ratios on a consolidated basis and separately for our domestic and international components, for the periods indicated:

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006
Consolidated:
Loss ratio	68.6%	66.4%	71.5%	67.6%	68.3%
Underwriting expense ratio	26.4	27.7	27.0	27.7	27.7
Combined ratio	95.0	94.1	98.5	95.3	96.0
Domestic:
Loss ratio	68.8%	73.2%	78.7%	74.2%	77.5%
Underwriting expense ratio	26.8	27.0	26.3	25.9	25.6
Combined ratio	95.6	100.2	105.0	100.1	103.1
International:
Loss ratio	68.3%	59.5%	64.2%	61.1%	60.1%
Underwriting expense ratio	26.0	28.6	27.9	29.5	29.6
Combined ratio	94.3	88.1	92.1	90.6	89.7

While we believe we have taken appropriate steps to manage our exposure to possible future catastrophe losses, the occurrence of one or more natural or man-made catastrophic events of unanticipated frequency or severity, such as a terrorist attack, earthquake or hurricane, that causes insured losses could have a material adverse effect on our results of operations, liquidity or financial condition. Current techniques and models may not accurately predict the probability of catastrophic events in the future and the extent of the resulting losses. Moreover, one or more catastrophe losses could weaken our retrocessionnaires and result in our inability to collect reinsurance recoverables.

Based on information presently available, our current loss reserves represent management’s best estimate of ultimate losses, but there can be no assurance that our loss reserves will not develop adversely due to, for example, the inherent volatility in loss trend factors and variability of reporting practices for those classes, among other factors, and will not materially exceed the carried loss reserve as of March 31, 2009 and thus, have a material adverse effect on future net income, financial condition and cash flows.

Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008

Our higher loss ratio in the first quarter of 2009 compared to the same 2008 period reflects a higher loss ratio from international operations partially offset by a lower loss ratio from domestic operations.

Pre-tax net catastrophe costs were immaterial in the first quarters of 2009 and 2008. Net losses and LAE incurred for the first quarter of 2009 includes estimated net favorable development relating to losses occurring in all prior years which approximated $2 million. The net favorable loss reserve development for the first quarter of 2009 was comprised of approximately $25 million of favorable development relating to losses occurring in 2003 to 2008, offset by $23 million of adverse development relating to losses occurring in 2002 and prior years. Adverse loss reserve development in 2002 and prior years generally related to the other liability line, which includes certain specialty casualty classes, such as D&O and E&O, and general casualty classes. Favorable loss reserve development in 2005 through 2008 generally related to the shorter-tailed classes.

Net losses and LAE incurred for the first quarter of 2008 includes estimated net adverse development relating to losses occurring in all prior years which approximated $3 million. The net adverse loss reserve development for the first quarter of 2008 was comprised of approximately $57 million of adverse development relating to losses occurring in 2002 and prior years, offset largely by favorable development of approximately $54 million relating primarily to losses occurring in 2005 through 2007. Significant estimated adverse loss reserve development was related to the other liability line, which includes certain specialty casualty classes, such as D&O and E&O, and general casualty classes. Significant estimated favorable loss reserve development was related to the shorter-tailed classes.

We write a significant amount of non-proportional assumed casualty reinsurance, as well as proportional assumed reinsurance of excess liability business for such volatile classes as medical malpractice, D&O, E&O and general casualty. At the primary level, there are significant risk factors which contribute to the variability and unpredictability of the loss trend factor for this business such as jury awards, social inflation, medical inflation, tort reforms and court interpretations of coverage. In addition, as a reinsurer, we are also highly dependent upon the claims reserving and reporting practices of our cedants, which vary greatly by size, specialization and country of origin and whose practices are subject to change without notice.

Our underwriting expense ratio decreased in the first quarter of 2009 compared to the first quarter of 2008 due to a decrease in the commission expense component, related to international operations caused in part by a change in the mix of business.

Years Ended December 31, 2008, 2007 and 2006

The increase in our loss ratio in 2008 compared to 2007 reflects an increased current accident year loss ratio excluding catastrophe losses and increased net catastrophe costs, partially offset by lower net loss reserve development. The improvement in our loss ratio in 2007 compared to 2006 reflects improvement from domestic operations partially offset by deterioration from international operations. Our loss ratio in 2007 benefited from lower net adverse loss reserve development, partially offset by increased net catastrophe costs. In the aggregate, catastrophe costs and net loss reserve development added 4.4%, 3.4% and 5.0% to our combined ratio in 2008, 2007 and 2006, respectively.

Our loss ratio for 2008 reflects net catastrophe costs of $169.7 million, principally relating to Hurricane Ike. Net catastrophe costs in the aggregate added 4.2%, 7.2% and 1.1% to the 2008 combined ratios for consolidated, domestic and international, respectively.

In addition, in 2008, we decreased our estimates of the ultimate amounts of net losses occurring in 2007 and prior years by $0.5 million. This net favorable development was comprised of net favorable development of $209.7 million for losses occurring in 2003 to 2007, offset by net adverse development of $209.2 million relating to losses occurring in 2002 and prior years. The detail of the $0.5 million net favorable development by line of business relating to all prior years is presented in the table below:

Line of Business	Net Loss Reserve at December 31, 2007	Year-end 2007 Net Reestimated Liability at Year-end 2008	Amount of Reestimation (Deficiency) Redundancy(1)
	(in thousands)
Other liability	$2,966,824	$3,046,459	$(79,635)
Allied lines	128,184	84,543	43,641
Medical malpractice	1,048,066	1,083,515	(35,449)
Homeowners multiple peril	26,951	9,963	16,988
Auto liability	550,869	537,664	13,205
Fire	492,853	481,281	11,572
Other, net	1,685,969	1,655,807	30,162

Total	$6,899,716	$6,899,232	$484

(1)	Amount of reestimation represents the amount of net losses and LAE incurred in 2008 relating to losses occurring in 2007 and prior years.

Significant net favorable development was recorded for losses occurring in the allied lines and fire lines, each arising principally from losses occurring in 2007, and in the homeowners multiple peril and auto liability lines, each arising principally from losses occurring in 2005 to 2007. The line of business with the most significant net adverse development recorded in 2008 was the other liability line, arising principally from losses occurring between 1997 and 2002, partially offset by favorable development from losses occurring in 2004 to 2006. The other liability line includes certain specialty casualty classes, such as D&O and E&O, and general casualty classes. In addition, significant net adverse development was recorded in 2008 for losses occurring in the medical malpractice line, arising principally from losses occurring in 1995 to 2001 and in 2006.

The favorable development in accident years 2004 through 2007 results generally from favorable loss trends. The net adverse development arising from losses occurring in years 1998 through 2001, which represent the great majority of the 2002 and prior year development, generally relates to the fact that for many classes within these years, ceding companies continue to experience increased loss costs relative to expectations, coupled with an unexpected lengthening of the loss emergence patterns. Generally, loss activity was greater than expected from losses occurring in the D&O and E&O classes, although to a lesser extent than in previous calendar year periods. Also, classes such as medical malpractice and excess umbrella were impacted by late reported high layer excess claims to a greater extent than expected. Contributing to this increase, is the fact that many policies during this period covered underlying contracts that extended over multiple years, which contributed to recent reported loss activity exceeding previous expectations. This has led to an increase in both the frequency and severity of claims entering the reinsured excess-of-loss coverage layers at later points in time than had previously been experienced.

We write a significant amount of non-proportional assumed casualty reinsurance as well as proportional assumed reinsurance of excess liability business for such volatile classes as medical malpractice, D&O, E&O and general casualty. At the primary level, there are significant risk factors which contribute to the variability and unpredictability of the loss trend factors for this business, such as jury awards, social inflation, medical inflation, tort reforms and court interpretations of coverage. In addition, as a reinsurer, we are also highly dependent upon the claims reserving and reporting practices of our cedants, which vary greatly by size, specialization and country of origin and whose practices are subject to change without notice.

For 2008 compared to 2007, the changes in gross and ceded losses and LAE incurred each include the effect of a $12 million decrease in losses and LAE incurred relating to business assumed from an affiliate which, by prearrangement with us, was then ceded in an equal amount to other affiliates. In addition, the change in gross and ceded losses and LAE incurred includes the changes in gross and ceded catastrophe losses.

The 2007 consolidated combined ratio reflects net catastrophe costs of $55.2 million, principally relating to European Windstorm Kyrill and floods in the U.K. Net catastrophe costs in the aggregate added 1.4%, 0.4% and 2.4% to the 2007 combined ratios for consolidated, domestic and international, respectively.

In addition, in 2007, we determined that our estimates of the ultimate amounts of net losses occurring in 2006 and prior years needed to be increased as a result of greater than expected loss activity in 2007. As a result of that determination, we increased net losses and LAE incurred by $88.4 million, representing significant net adverse development in 2007 of losses occurring in all prior years. This net adverse development was comprised of $368.9 million relating to losses occurring in 2002 and prior years, partially offset by net favorable development of $280.5 million, principally relating to losses occurring in 2006 and, to a lesser extent, 2005 and 2004. The detail of the $88.4 million net adverse development by line of business relating to all prior years is presented in the table below:

Line of Business	Net Loss Reserve at December 31, 2006	Year-end 2006 Net Reestimated Liability at Year-end 2007	Amount of Reestimation (Deficiency) Redundancy(1)
	(in thousands)
Other liability	$2,558,979	$2,780,364	$(221,385)
Medical malpractice	926,906	964,977	(38,071)
Fire	461,105	377,473	83,632
Allied lines	113,335	69,990	43,345
Homeowners multiple peril	50,838	16,662	34,176
Other, net	2,096,057	2,086,134	9,923

Total	$6,207,220	$6,295,600	$(88,380)

(1)	Amount of reestimation represents the amount of net losses and LAE incurred in 2007 relating to losses occurring in 2006 and prior years.

As presented in the table above, the line of business with the most significant net adverse development recorded in 2007 was the other liability line, arising principally from losses occurring between 1998 and 2002 for reasons similar to those discussed earlier for the other liability line development in 2008. The other liability line includes certain specialty casualty classes, such as D&O and E&O, and general casualty classes. In addition, significant net adverse development was recorded in 2007 in the medical malpractice line, arising principally from losses occurring between 1998 and 2002. These increases to incurred losses were offset in part by net favorable development occurring most significantly in the fire line, arising principally from losses occurring in 2006, and in the allied lines and homeowners multiple peril lines, each arising principally from losses occurring between 2004 and 2006.

For 2007 compared to 2006, the changes in gross and ceded losses and LAE incurred each include the effect of a $188 million decrease in losses and LAE incurred relating to business assumed from an affiliate which, by prearrangement with us, was then ceded in an equal amount to other affiliates. In addition, the change in gross and ceded losses and LAE incurred includes the changes in gross and ceded catastrophe losses.

There were no significant net catastrophe costs for events occurring in 2006. Net catastrophe costs (relating to events principally occurring in 2005) in the aggregate added 0.8%, 1.1% and 0.6% to the 2006 combined ratios for consolidated, domestic and international, respectively.

However, in 2006, we determined that our estimates of the ultimate amounts of net losses occurring in 2005 and prior years needed to be increased as a result of greater than expected loss activity in 2006. As a result of that determination, we increased net losses and LAE incurred by $181.1 million, representing significant net adverse development in 2006 of losses occurring in all prior years. This net adverse development was comprised of $339.7 million relating to losses occurring in 2002 and prior years, partially offset by favorable development of $158.6 million relating primarily to 2005, and to a lesser extent, 2004 and 2003. The detail of the $181.1 million net adverse development by line of business relating to all prior years is presented in the table below:

Line of Business	Net Loss Reserve at December 31, 2005	Year-end 2005 Net Reestimated Liability at Year-end 2006	Amount of Reestimation (Deficiency) Redundancy(1)
	(in thousands)
Other liability	$2,272,605	$2,464,599	$(191,994)
Fire	503,396	374,606	128,790
Homeowners multiple peril	128,839	92,526	36,313
Medical malpractice	826,558	861,489	(34,931)
Fidelity	147,921	176,037	(28,116)
Ocean marine and aviation	499,305	521,074	(21,769)
Other, net	1,311,819	1,381,240	(69,421)

Total	$5,690,443	$5,871,571	$(181,128)

(1)	Amount of reestimation represents the amount of net losses and LAE incurred in 2006 relating to losses occurring in 2005 and prior years.

As presented in the table above, the line of business with the most significant net adverse development recorded in 2006 was the other liability line, arising principally from losses occurring in 2000 to 2002 for reasons similar to those discussed earlier for the other liability line development in 2008. The other liability line includes certain specialty casualty classes, such as D&O and E&O, and general casualty classes. In addition, significant net adverse development was recorded in 2006 in the medical malpractice line, arising principally from losses occurring between 1998 and 2002, the fidelity line, arising principally from losses occurring between 1999 and 2005, and the ocean marine and aviation line, arising principally from losses occurring in 2005. The large majority of such net adverse development related to domestic operations. These increases to incurred losses were offset in part by net favorable development occurring most significantly in the fire line, arising principally from losses occurring in 2005, and the homeowners multiple peril line, arising principally from losses occurring between 2004 and 2005.

Our underwriting expense ratio decreased in 2008 compared to 2007 due to a decrease of 1.0% in the commission expense component, partially offset by an increase of 0.3% in the other underwriting expense component. The decrease in the commission expense component is due in part to a change in the mix of business. The increase in the other underwriting expense component is due in part to expenses incurred related to our retention plan.

On October 3, 2008, we adopted a retention plan covering a significant number of our employees, including our senior-most management. Salary expense incurred related to the retention plan totaled $8 million in 2008 and is expected to total approximately $20 million in 2009.

Our underwriting expense ratio remained level in 2007 compared to 2006 due to a decrease of 0.1% in the commission expense component, offset by an increase of 0.1% in the other underwriting expense component.

Change in Deferred Acquisition Costs

Deferred acquisition costs vary as the components of net unearned premiums change and the deferral rate changes. Acquisition costs, consisting primarily of net commissions incurred, are charged to earnings over the period in which the related premiums are earned.

Interest Expense on the Senior Notes

Interest expense incurred in connection with our senior notes totaled $10.4 million and $10.9 million in the first quarter of 2009 and 2008, respectively, and $43.4 million in each of 2008, 2007 and 2006. There were no scheduled interest payments on our senior notes in the first quarter of 2009 or 2008. Interest paid on our senior notes totaled $43.1 million in each of 2008, 2007 and 2006.

Other, Net Expenses

General corporate expenses, certain stock-based compensation costs and expenses relating to PRMS, which was acquired in 2007, are the primary components of “other, net” expenses on the consolidated statement of operations. PRMS is an insurance program manager specializing in professional liability insurance services. The increase in “other, net” expenses in 2007 compared to 2006 is due to PRMS expenses and an increase in general corporate expenses.

Income Before Income Taxes

Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008

Income before income taxes totaled $90.3 million and $145.2 million for the first quarter of 2009 and 2008, respectively. The decrease in income before income taxes in the first quarter of 2009 compared to the same 2008 period is principally due to an increase in realized net capital losses, including significant other-than-temporary impairment write-downs, and a decrease in underwriting profit in the 2009 period. The decrease in underwriting profit reflects a higher loss ratio.

Years Ended December 31, 2008, 2007 and 2006

Income before income taxes was $3.2 million in 2008, $595.8 million in 2007 and $539.9 million in 2006. The decrease in income before income taxes in 2008 compared to 2007 resulted from significant net realized capital losses, including significant other-than-temporary impairment write-downs, decreased underwriting profit and lower net investment income in 2008. The decreased net underwriting profit in 2008 is due in part to decreased current accident year underwriting profit (loss) excluding catastrophe costs in 2008 compared to 2007 and increased net catastrophe costs partially offset by lower net loss reserve development. Increased net catastrophe costs and lower net loss reserve development had the net impact of decreasing underwriting profit by $47.3 million. The decrease in net investment income is largely due to a decrease in investment results from other invested assets, principally related to hedge funds, partially offset by increased net investment income from fixed maturities. The increase in income before income taxes in 2007 compared to 2006 resulted primarily from increased underwriting profit (loss) and net investment income. The increased underwriting profit (loss) in 2007 reflected increased net premiums earned together with a lower combined ratio benefiting largely from decreased net adverse loss reserve development offset in part by higher catastrophe costs in 2007 compared to 2006 which together had the impact of increasing income before income taxes in 2007 by $47.7 million.

Income Tax Expense (Benefit)

Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008

Federal and foreign income tax expense of $15.0 million and $29.6 million were recorded in the first quarter of 2009 and 2008, respectively. The Company and its domestic subsidiaries (which includes foreign operations) file consolidated federal income tax returns. The tax burden among the companies is allocated in accordance with a tax-sharing agreement. TRC also includes as part of its taxable income or loss those items of income of the non-U.S. subsidiary, TRZ, which is subject to U.S. income tax currently, pursuant to Subpart F of the income rules of the Internal Revenue Code, and included, as appropriate, in the consolidated federal income tax return.

The effective tax rates, which represent income tax expense divided by income before income taxes, were 16.7% and 20.4% in the first quarter of 2009 and 2008, respectively. The effective tax rate in the first quarter of 2009 was lower than in the comparable 2008 period largely due to tax exempt income representing a greater percentage of pretax income in 2009 as compared to 2008, which resulted in part from the significant amounts of realized net capital losses in the 2009 period.

Years Ended December 31, 2008, 2007 and 2006

Federal and foreign income tax (benefit) expense of ($99.0) million, $108.6 million and $111.8 million were recorded in 2008, 2007 and 2006, respectively. The 2008 tax benefit, which exceeds the income before income taxes in 2008, resulted from the tax benefit generated by the significant amount of realized net capital losses occurring during the year, including an $83.5 million current tax benefit resulting from a tax capital loss carryback to prior years, in addition to the customary tax benefits associated with tax-exempt interest and the dividends received deduction.

In 2008, we reversed $15.0 million of previously recorded deferred tax benefits from minimum tax credit carryforwards. In 2007 and 2006, we generated $32.9 million and $6.6 million, respectively, of deferred tax benefits from minimum tax credit carryforwards.

The effective tax rates, which represent the sum of current and deferred income taxes (benefits) divided by income before income taxes, were (3,073.0%) in 2008, 18.2% in 2007 and 20.7% in 2006. The actual tax benefit in 2008 derived from tax-exempt interest was slightly higher than 2007; however, the percentage impact in the effective tax rate calculation from such item increased significantly. The greater impact is caused by the fact that income before taxes (i.e., the denominator in the effective tax rate calculation) is lower in 2008 compared to 2007 and 2006, due to the significant realized net capital losses and net catastrophe costs in 2008 compared to 2007 and 2006.

The decrease in the effective tax rate in 2007 compared to 2006 was primarily attributable to the recognition of a previously uncertain tax benefit of $5.3 million, dividends received deduction and additional tax credits approximating $4.6 million and interest income anticipated of $4.3 million on net tax refunds. The effective tax rates for 2007 and 2006 reflect the fact that net catastrophe costs during those years were not as significant as in 2008.

Net Income

Net income and net income per common share on a diluted basis, respectively, were as follows: first quarter of 2009—$75.2 million, $1.13; first quarter of 2008—$115.7 million, $1.73; full year 2008—$102.3 million, $1.53; full year 2007—$487.1 million, $7.31; full year 2006—$428.2 million, $6.46. Reasons for the changes between periods are as discussed earlier.

Segment Results

Domestic:

Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008

Revenues decreased in the first quarter of 2009 compared to the same 2008 period due primarily to increased realized net capital losses, including other-than-temporary impairment write-downs. The significant realized net capital losses in the 2009 period resulted in part from the continued turmoil in financial markets. As discussed earlier in results of operations, net premiums written increased in the first quarter of 2009 compared to the comparable 2008 period.

Income before income taxes decreased in the first quarter of 2009 compared to the same 2008 period primarily due to increased realized net capital losses, including other-than-temporary impairment write-downs, partially offset by an increase in underwriting profit (loss). The increase in underwriting profit (loss) reflects a lower loss ratio in the first quarter of 2009.

Net catastrophe costs in the first quarters of 2009 and 2008 were insignificant.

Years Ended December 31, 2008 and, 2007

Revenues decreased in 2008 due principally to significant realized net capital losses, including other-than-temporary impairment write-downs, and a decrease in net investment income, offset in part by an increase in net premiums earned and a gain on the early extinguishment of debt. The significant realized net capital losses generally resulted from declines in market values due to the downturn in the U.S. economy, turmoil in the financial markets, financial market illiquidity and issuer-specific credit events. The decrease in net investment income in 2008 is largely due to a decrease in results from other invested assets, principally related to hedge funds. The increase in net premiums earned in 2008 occurred primarily in the A&H, property, other liability and auto liability lines offset in part by a significant decrease in the fidelity line. (Loss) income before income taxes for 2008 decreased due primarily to increases in realized net capital losses and in underwriting loss and a decrease in net investment income. The increase in underwriting loss is principally due to increased net catastrophe costs, principally related to Hurricane Ike.

2008 includes net catastrophe costs of $147.4 million principally relating to Hurricane Ike. 2007 includes net catastrophe costs of $8.0 million relating to catastrophe events occurring in 2005.

Assets decreased by $109 million in 2008 due largely to a decrease in investments and cash of $351 million partially offset by a $239 million increase in net deferred income tax asset. The decrease in investment and cash is due largely to decreases of $255 million in securities lending invested collateral and of $269 million in equities available for sale, partially offset by a $218 million increase in fixed maturities available for sale. The increase in net deferred income taxes is due in part to the deferred tax benefit related to realized net capital losses and an increase in net unrealized depreciation of investments in 2008.

Years Ended December 31, 2007 and 2006

Revenues increased from the prior year due principally to increases in net premiums written, for reasons discussed earlier in MD&A, net of the difference in the change in unearned premiums between years and, to lesser extents, increased realized net capital gains, despite significant impairment write-downs in the equities portfolio, and net investment income. The increase in net premiums earned in 2007 occurred primarily in the property, other liability, medical malpractice and auto liability lines offset in part by a significant decrease in the fidelity and A&H lines. The increase in net investment income is due in part to continued positive operating cash flows, offset in part by a reduced investment return from the equities trading portfolio. Income before income taxes for 2007 increased due primarily to a decrease in underwriting loss and, to lesser extents, increases in realized net capital gains and net investment income, partially offset by increases in general corporate expenses and expenses relating to PRMS, acquired in 2007. The decrease in underwriting loss is due in part to improved loss experience in calendar year 2007.

2007 includes net catastrophe costs of $8.0 million relating to catastrophe events occurring in 2005. 2006 includes net catastrophe costs of $18.2 million relating to catastrophe events occurring in prior years.

Assets increased $208 million in 2007 due largely to a $490 million increase in investments and cash, partially offset by a $334 million decrease in reinsurance recoverable on paid and unpaid losses and LAE. The increase in investments and cash was due largely to $550.5 million of net operating cash inflows.

International—Europe (London and Paris branches and TRZ):

Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008

Revenues decreased in the first quarter of 2009 compared with the same 2008 quarter due to a decrease in net premiums written, net of the change in unearned premiums, and a decrease in net investment income. Revenues decreased in the London and Paris branches partially offset by an increase in TRZ. Net premiums written decreased significantly in the London and Paris branches, partially offset by an increase in TRZ. The decrease in net premiums written related largely to the property line as well as to relatively smaller decreases in several other lines offset in part by a significant increase in the A&H line. The overall decrease in net premiums written in the first quarter period was largely due to a decrease of $57.9 million resulting from changes in foreign currency exchange rates between the U.S. dollar and the currencies in which premiums were written in the 2009 period as compared to the same prior year period. The decrease in net investment income is due in large part to changes in foreign currency exchange rates between the U.S. dollar and certain foreign currencies.

Income before income taxes in the first quarter of 2009 decreased compared to the same 2008 period due primarily to a decrease in underwriting profit and to a lesser extent a decrease in net investment income. The decrease in underwriting profit reflects a higher loss ratio in the first quarter of 2009.

Net catastrophe costs in the first quarters of 2009 and 2008 were insignificant.

Years Ended December 31, 2008 and 2007

Revenues increased slightly due to increases in net premiums written, net of the change in unearned premiums, and net investment income, largely offset by an increase in realized net capital losses. Changes in foreign currency exchange rates between the U.S. dollar and the currencies in which premiums are written in 2008 as compared to 2007 lessened the increase in net premiums written by $10.0 million. Revenues increased in the Paris branch and in TRZ, largely offset by a decrease in the London branch. Net premiums earned increased principally in the credit, A&H and boiler & machinery lines offset in part by a significant decrease in the ocean marine and property lines. The increase in realized net capital losses was due in part to other-than-temporary impairment write-downs. Income before income taxes for 2008 decreased due primarily to a decrease in underwriting profit and increased realized net capital losses, partially offset by an increase in net investment income. The decrease in underwriting profit reflects a higher loss ratio, despite a reduction in net catastrophe costs, partially offset by a lower underwriting expense ratio.

2008 includes net catastrophe costs of $22.1 million principally relating to Hurricane Ike, offset in part by favorable development on catastrophe events occurring in 2007 and 2005. 2007 includes net catastrophe costs of $47.4 million principally relating to Windstorm Kyrill in Europe and floods in the U.K.

Assets decreased $1.88 billion in 2008 due principally to a $1.76 billion decrease in securities lending invested collateral due to our termination of our participation in the securities lending program.

Years Ended December 31, 2007 and 2006

Revenues increased due to increases in net premiums earned and net investment income, partially offset by an increase in realized net capital losses, related in part to increased foreign exchange transaction losses. Revenues increased principally in the London and Paris branches. Net premiums earned increased principally in the other liability, A&H and medical malpractice lines offset in part by a significant decrease in the auto liability line. Income before income taxes for 2007 increased due primarily to increases in underwriting profit, despite a significant increase in catastrophe loss activity and increased net investment income offset in part by an increase in realized net capital losses. The increase in underwriting profit reflects a lower combined ratio from the London branch, reflecting improved loss experience, partially offset by a higher combined ratio from the Paris branch due to increased loss activity relating to catastrophe losses occurring in 2007.

2007 includes net catastrophe costs of $47.4 million principally relating to Windstorm Kyrill in Europe and floods in the U.K. 2006 includes net catastrophe costs of $16.9 million relating to catastrophe events occurring in prior years.

Assets increased $799 million in 2007 due largely to a $742 million increase in investments and cash. The increase in investments and cash was due in part to significant net operating cash inflows in recent periods.

International—Other (Miami (serving Latin America and the Caribbean), Toronto, Hong Kong and Tokyo branches):

Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008

Revenues for the first quarter of 2009 decreased compared to the first quarter of 2008 due largely to a decrease in net premiums earned. The decrease in revenues was principally reported by the Miami and Toronto branches. Net premiums written in the first quarter of 2009 increased over the first quarter of 2008 due to relatively small increases spread across several lines, with the Miami branch accounting for most of the increase. Changes in foreign currency exchange rates between the U.S. dollar and the currencies in which premiums were written decreased net premiums written by $18.6 million in the first quarter of 2009 compared to the same 2008 period.

Income before income taxes increased in the first quarter of 2009 compared to the same 2008 period primarily due to an increase in underwriting profit, due to a decrease in the commission expense component of the underwriting expense ratio.

Net catastrophe costs in the first quarters of 2009 and 2008 were insignificant.

Years Ended December 31, 2008 and 2007

Revenues increased in 2008 due to increases in net premiums written, net of the change in unearned premiums. Changes in foreign currency exchange rates between the U.S. dollar and the currencies in which premiums are written increased net premiums written by $12.7 million in 2008 as compared to 2007. The increase in net premiums earned occurred principally in the property line offset in part by a decrease in the other liability line. A significant increase in revenues occurred in the Miami branch, partially offset by a significant decrease in revenues from the Toronto branch. Income before income taxes increased in 2008 due to an increase in underwriting profit. The increase in underwriting profit generally reflects decreased loss activity in the Miami branch.

Assets decreased by $116 million in 2008 due largely to a decrease of $184 million in reinsurance recoverable on paid and unpaid losses and LAE from affiliates. The decrease in reinsurance recoverable is largely due to a decrease in reinsurance recoverable related to losses on business assumed from an affiliate that, by prearrangement with us, was ceded in an equal amount to other affiliates.

Years Ended December 31, 2007 and 2006

Revenues decreased in 2007 due to decreases in net premiums earned and realized net capital gains (losses), partially offset by an increase in net investment income. The decrease in net premiums earned generally occurred in the property, auto liability and A&H lines offset in part by an increase in the other liability line. Significant decreases in net premiums earned occurred in the Miami and Hong Kong branches, partially offset by a significant increase in net premiums earned from the Toronto branch. Income before income taxes decreased in 2007 due to a decrease in underwriting profit from the Miami branch, reflecting a significant increase in loss activity, and a decrease in realized net capital gains (losses), partially offset by increased net investment income.

2007 includes net catastrophe costs of ($0.2) million relating to events occurring in 2005. 2006 includes net catastrophe costs of ($6.4) million relating to catastrophe events occurring in prior years.

Assets increased $208 million in 2007 due largely to a $189 million increase in investments and cash. The increase in investments and cash was due in part to significant positive net operating cash flows in recent periods.

Financial Condition and Liquidity

As a holding company, the Company’s assets consist primarily of the stock of its subsidiaries. The Company’s liabilities consist primarily of the senior notes and related interest payable. The Company’s future cash flows depend on the availability of dividends or other statutorily permissible payments from TRC and its wholly owned operating subsidiaries, TRZ and Putnam. We consider TRC’s ability to pay dividends to the Company to be adequate for the Company’s liquidity needs through the end of 2009 and thereafter for a period the length of which is difficult to predict, but which we believe will be at least one year. In the first quarters of 2009 and 2008, the Company received cash dividends from TRC of $22.0 million and $10.0 million, respectively. In 2008 and 2007, the Company received cash dividends from TRC of $102.0 million and $81.0 million, respectively. As of December 31, 2008, TRC could pay dividends to the Company of $353.4 million without regulatory approval. The Company uses cash primarily to pay interest to the holders of our senior notes, dividends to its common stockholders and, to a lesser extent, operating expenses. In 2008 and the first quarter of 2009, we used approximately $15 million and approximately $16 million, respectively, of cash to repurchase a portion of our senior notes.

Sources of funds for the operating subsidiaries consist primarily of premiums, reinsurance recoverables, investment income and proceeds from the sales, redemptions and maturing of investments. Funds are applied by the operating subsidiaries primarily to payments of claims, commissions, ceded reinsurance premiums, insurance operating expenses, income taxes and securities lending payables and the purchase of investments. Premiums are generally received substantially in advance of related claims payments. Cash and cash equivalents are maintained for the payment of claims and expenses as they become due. We do not anticipate any material capital expenditures in the foreseeable future.

While the expected payout pattern of liabilities (see contractual obligations table later in this section) is considered in the investment management process, it is not the only factor considered as we have historically funded our claims payments from current operating cash flows. As a result of such funding history, we have not historically maintained a credit facility. Our primary investment goal is to maximize after-tax income through a high quality diversified taxable fixed maturity and tax-exempt municipal fixed maturity portfolio, while maintaining an adequate level of liquidity. See the discussion later in this section about the potential liquidity strain that could arise as a result of a significant acceleration of paid losses beyond our ability to fund such cash needs.

At March 31, 2009, total investments were $10.43 billion compared to $10.23 billion at December 31, 2008. The increase was caused in large part by a reduction of net unrealized depreciation of investments which increased investments by $160.8 million (see discussion of the change in unrealized depreciation of investments, net of tax, below) and $215.1 million of net purchases of investments, offset in part by $45.5 million of other-than-temporary impairment write-downs. In addition, the impact of foreign currency exchange rate changes between the U.S. dollar and certain currencies in which investments are denominated decreased total investments by approximately $115 million.

In the fourth quarter of 2008, we terminated our participation in the securities lending program and returned the collateral, thus eliminating the securities lending payable. At December 31, 2008, total investments were $10.23 billion compared to $12.50 billion at December 31, 2007. The decrease reflects cash provided by investing activities of $850.6 million, net unrealized depreciation of investments which decreased investments by $355.1 million (see discussion of the change in unrealized depreciation of investments, net of tax, below) and $317.8 million of other-than-temporary impairment write-downs. In addition, the impact of foreign currency exchange rate changes between the U.S. dollar and certain currencies in which investments are denominated decreased total investments by approximately $515 million.

The following table summarizes our investments (on the basis of carrying value) as of the dates indicated:

	March 31, 2009		December 31, 2008		December 31, 2007
	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Fixed maturities:
Held to maturity (at amortized cost):
States, municipalities and political subdivisions	$1,217,532	11.7%	$1,218,603	11.9%	$1,249,935	10.0%

Available for sale (at fair value):
Corporate	1,941,771	18.6	2,094,029	20.5	2,060,757	16.5
U.S. Government and government agencies	22,738	0.2	45,198	0.4	330,838	2.7
Foreign government	256,672	2.5	280,598	2.8	330,012	2.6
States, municipalities and political subdivisions	5,570,234	53.4	5,149,093	50.3	5,335,119	42.7
Asset-backed securities	502,803	4.8	444,153	4.3	42,526	0.3

	8,294,218	79.5	8,013,071	78.3	8,099,252	64.8

Total fixed maturities	9,511,750	91.2	9,231,674	90.2	9,349,187	74.8

Equities:
Available for sale:
Common stocks	389,623	3.7	425,645	4.2	587,373	4.7
Nonredeemable preferred stocks	50,034	0.5	98,230	0.9	197,870	1.6

	439,657	4.2	523,875	5.1	785,243	6.3
Trading: common stocks	—	—	—	—	35,357	0.3

Total equities	439,657	4.2	523,875	5.1	820,600	6.6

Other invested assets	262,249	2.5	243,795	2.4	250,921	2.0
Securities lending invested collateral	—	—	—	—	2,012,031	16.1
Short-term investments	217,071	2.1	230,213	2.3	67,801	0.5

Total investments	$10,430,727	100.0%	$10,229,557	100.0%	$12,500,540	100.0%

Our fixed maturities classified as held to maturity and available for sale are predominantly investment grade, liquid securities, approximately 42.5% of which will mature in less than 10 years as of March 31, 2009. The average duration of these fixed maturities was 6.1 years as of March 31, 2009. Activity within the fixed maturities available for sale portfolio for the years under discussion includes strategic portfolio realignments to maximize after-tax income. We adjust our mix of taxable and tax-exempt investments, as appropriate, generally as a result of strategic investment and tax planning considerations. In 2008, we repaid certain securities lending payables using cash from sources other than the sale of securities lending invested collateral. In that regard, fixed maturities were transferred from the securities lending invested collateral portfolio to the fixed maturities available for sale portfolio. Such transferred securities include CMBS, RMBS and other asset-backed securities. This transfer reflects management’s judgment that the ultimate value of these securities is greater than the value then achievable on sale, given then current market conditions. With respect to the fixed maturities which are classified as held to maturity and carried at amortized cost, we have the positive intent and ability to hold each of these securities to maturity.

The following table summarizes the ratings of fixed maturities held to maturity and available for sale as of March 31, 2009:

	AAA	AA	A	BBB	Below BBB or Not Rated(3)	Total
	(dollars in millions)
Held to maturity:
Non-asset-backed	$588	$523	$85	$22	$—	$1,218

Available for sale:
Asset-backed:
CMBS	96	—	9	7	—	112
RMBS	315	11	—	—	28	354
Other asset-backed	23	—	4	10	—	37
Non-asset-backed	2,767	3,794	1,166	52	12	7,791

Total available for sale	3,201	3,805	1,179	69	40	8,294

Total fixed maturities(1)	$3,789	$4,328	$1,264	$91	$40	$9,512

Percent of total fixed maturities as of March 31, 2009	39.8%	45.5%	13.3%	1.0%	0.4%	100.0%

Percent of total fixed maturities as of December 31, 2008(2)	39.3%	46.7%	12.6%	0.9%	0.5%	100.0%

Percent of total fixed maturities as of December 31, 2007(2)	65.7%	29.2%	4.5%	0.4%	0.2%	100.0%

(1)	Non-asset-backed fixed maturities as of March 31, 2009, in the aggregate include insured municipal bonds with ratings as follows:

	AAA	AA	A	BBB	Below BBB or Not Rated	Total
	(dollars in millions)
Insured rating	$1,196	$1,655	$239	$—	$—	$3,090
Underlying rating	277	2,014	745	43	11	3,090

(2)

While the ratings reflect the benefit of credit enhancement from bond insurance and show a significant trending from the AAA category to the AA category from December 31, 2007 to December 31, 2008, largely related to insured municipal bonds, the underlying ratings of such securities did not change significantly between December 31, 2007 and December 31, 2008.

(3)

Available for sale fixed maturities at March 31, 2009, consists of $18 million of BB-rated securities, $11 million of B-rated securities, $8 million of CCC-rated securities and $3 million of not-rated securities.

At March 31, 2009, the amortized cost of asset-backed securities includes in fixed maturities available for sale by year of vintage and credit rating are as follows:

	Year of Vintage
	2009	2008	2007	2006	2005	2004	Prior	Total
	(dollars in millions)
CMBS:
AAA	$—	$—	$17	$54	$11	$27	$1	$110
A	—	—	—	3	—	—	8	11
BBB	—	—	—	—	—	—	8	8
RMBS:
AAA	13	60	147	67	34	25	3	349
AA	—	—	5	3	1	—	—	9
Below BBB	—	—	17	12	7	—	—	36
Other asset-backed:
AAA	—	—	4	3	3	16	—	26
A	—	—	—	—	—	4	—	4
BBB	—	—	—	12	—	—	—	12

Total asset-backed	$13	$60	$190	$154	$56	$72	$20	$565

Through 2008, we participated in the securities lending program, whereby certain securities (principally fixed maturities available for sale) from our portfolio were loaned to third parties. Under such program, we loaned securities to counterparties and received collateral, generally cash, which was returned to the counterparties when the loaned securities were returned to us at a future date. The fair values of the loaned securities, which are reflected in the aggregate parenthetically as pledged on the balance sheet, were monitored on a daily basis with additional collateral obtained or refunded as the values fluctuated.

Prior to the latter half of 2007, the collateral received was invested in segregated pooled accounts of the program manager containing floating rate bonds, including asset-backed securities, and interest-bearing cash equivalents. During the latter half of 2007, our interest in such pooled accounts was exchanged for separate portfolios containing floating rate bonds (i.e., fixed maturities), including asset-backed securities, and interest-bearing cash equivalents. These portfolios were maintained in segregated accounts for us by the program manager.

Prior to the fourth quarter of 2008, the transfers of securities in exchange for collateral under the securities lending program were accounted for as secured borrowings. Securities lending invested collateral was shown on the balance sheet at fair value. A liability was recorded in an amount equal to the collateral received, reflecting our obligation to return the collateral when the loaned securities were returned. As a result of conditions affecting the financial and credit markets, in the fourth quarter of 2008, counterparties were successful in negotiating significantly reduced collateral levels (i.e., collateral received as a percentage of the fair value of the security loaned). Due to the lower collateral levels, during the fourth quarter of 2008, many of such loaned securities were accounted for as sales at the time of transfer and as purchases when the securities were subsequently returned. In the fourth quarter of 2008, we terminated our participation in the securities lending program.

The fair values of fixed maturities available for sale, common stocks available for sale and equities trading that were on loan as of December 31, 2007 are reflected parenthetically as pledged on the balance sheet and totaled $1.97 billion, $21.9 million and $2.1 million, respectively. As of December 31, 2007, securities lending invested collateral consisted of $1.82 billion of fixed maturities available for sale and $196.7 million of cash equivalents.

Gross unrealized gains and losses on all fixed maturities, equities and securities lending invested collateral at March 31, 2009, December 31, 2008 and 2007 was as follows:

	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized (Losses) Gains
	(in millions)
As of March 31, 2009:
Fixed maturities (including held to maturity and carried at amortized cost)	$248.5	$(332.1)	$(83.6)
Equities	16.0	(83.2)	(67.2)
As of December 31, 2008:
Fixed maturities (including held to maturity and carried at amortized cost)	$178.1	$(468.0)	$(289.9)
Equities	22.9	(81.5)	(58.6)
As of December 31, 2007:
Fixed maturities (including held to maturity and carried at amortized cost)	$171.9	$(77.3)	$94.6
Equities	31.0	(42.5)	(11.5)
Securities lending invested collateral	3.9	(45.1)	(41.2)

In general, the decrease in net unrealized losses as of March 31, 2009 as compared to December 31, 2008 is largely due to net unrealized appreciation of state, municipality and political subdivision securities caused in part by a decrease in credit spreads. In general, the increase in unrealized losses in 2008 compared to 2007 resulted largely from changes in market interest rates caused principally by a widening of credit spreads and general market illiquidity.

Generally, reserve changes result from the setting of reserves on current accident year business, the adjustment of prior accident year reserves based on new information (i.e., reserve development), payments of losses and LAE for which reserves were previously established, and the impact of changes in foreign currency exchange rates.

At March 31, 2009, gross loss reserves totaled $8.14 billion, an increase of $13.4 million, or 0.2%, over December 31, 2008. The increase in gross loss reserves includes the impact of changes in foreign currency exchange rates since the end of 2008 and gross loss reserve development. Gross loss reserves as of March 31, 2009 consisted of $3.59 billion of case reserves and $4.55 billion of IBNR amounts.

At December 31, 2008, gross loss reserves totaled $8.12 billion, an increase of $198.2 million, or 2.5% over 2007. The increase in gross loss reserves was mitigated by the impact of changes in foreign currency exchange rates since the end of 2007.

The components of gross loss reserves as of December 31, 2008 and 2007 by major class of business, split between reported, or case, amounts and IBNR amounts is presented below:

2008

	Gross Loss Reserves
	Case	IBNR	Total
	(in millions)
Casualty:
Other liability(1)	$1,125.2	$2,366.7	$3,491.9
Medical malpractice	437.6	744.5	1,182.1
Ocean marine and aviation	394.3	217.4	611.7
Auto liability	287.3	190.4	477.7
Accident and health	277.5	100.3	377.8
Surety and credit	113.9	152.0	265.9
Other	353.4	374.2	727.6

Total casualty	2,989.2	4,145.5	7,134.7

Property:
Fire	433.5	218.7	652.2
Allied lines	84.9	74.5	159.4
Auto physical damage	24.5	43.5	68.0
Homeowners multiple peril	13.3	14.6	27.9
Other	59.7	22.6	82.3

Total property	615.9	373.9	989.8

Total	$3,605.1	$4,519.4	$8,124.5

2007

	Gross Loss Reserves
	Case	IBNR	Total
	(in millions)
Casualty:
Other liability(1)	$1,128.8	$2,118.3	$3,247.1
Medical malpractice	412.1	712.1	1,124.2
Ocean marine and aviation	453.2	199.8	653.0
Auto liability	365.4	212.0	577.4
Accident and health	258.1	107.9	366.0
Surety and credit	111.2	126.7	237.9
Other	326.0	327.8	653.8

Total casualty	3,054.8	3,804.6	6,859.4

Property:
Fire	598.4	132.6	731.0
Allied lines	66.4	84.9	151.3
Auto physical damage	24.9	26.4	51.3
Homeowners multiple peril	17.6	20.9	38.5
Other	62.7	32.1	94.8

Total property	770.0	296.9	1,066.9

Total	$3,824.8	$4,101.5	$7,926.3

(1)

A large majority of the amounts within the other liability line relates to complex risks such as E&O and D&O, to general casualty risks and, to a much lesser extent, environmental impairment liability.

Gross loss reserves represent the accumulation of estimates for losses occurring on or prior to the balance sheet date. Gross case reserves are principally based on reports and individual case estimates received from ceding companies. The IBNR portion of gross loss reserves is based on past experience and other factors. The methods used to determine such estimates and to establish the resulting reserves are continually reviewed and updated. Any adjustments are reflected in income currently.

At March 31, 2009, reinsurance recoverable on gross loss reserves totaled $770.5 million (a component of reinsurance recoverable on paid and unpaid losses on our consolidated balance sheet, which is net of an allowance for uncollectible reinsurance recoverable of approximately $12 million), an increase of $7.1 million, or 0.9%, from the prior year-end.

At December 31, 2008, reinsurance recoverable on gross loss reserves totaled $763.4 million (a component of reinsurance recoverable on paid and unpaid losses on our consolidated balance sheet, which is net of an allowance for uncollectible reinsurance recoverable of approximately $12 million), a decrease of $251.1 million, or 24.8%, from the prior year-end. The decrease in reinsurance recoverable on gross loss reserves in 2008 was due largely to a decrease in reinsurance recoverable on losses relating to business which, by prearrangement with us, was assumed from an affiliate and then ceded in equal amounts to other affiliates. Of the amount of reinsurance recoverable on paid and unpaid losses and LAE, which totaled $790.5 million as of December 31, 2008, $425 million represented balances that were unsecured. Of such unsecured balances, $43 million was due from affiliates and 93% of the remaining balance was due from companies rated A- or better.

Net loss reserves totaled $7.36 billion at March 31, 2009, an increase of $6.2 million, or 0.1%, from the prior year-end. The overall increase in net loss reserves was reduced by the exchange rate impact of the changes in certain foreign currency exchange rates against the U.S. dollar in the quarter. The first quarter of 2009 includes paid losses and LAE, net of reinsurance recovered, relating to net catastrophe losses of $20 million, relating to events occurring in 2008. The first quarter of 2008 includes paid losses and LAE, net of reinsurance recovered, relating to catastrophe losses of approximately $25 million, relating to events occurring in 2007 and 2005.

An analysis of the change in net loss reserves for the first three months of 2009 and 2008 follows:

	Three Months Ended March 31,
	2009	2008
	(in millions)
At beginning of year:
Gross loss reserves	$8,124.5	$7,926.3
Less reinsurance recoverable	(775.5)	(1,026.6)

Net loss reserves	7,349.1	6,899.7
Net losses and LAE incurred (including estimated net (favorable) adverse development on losses occurring in prior years of: 2009—($2) million; 2008—$3 million)	669.8	675.4
Net losses and LAE paid	615.1	469.3
Foreign exchange effect	(48.5)	29.8

At end of period:
Net loss reserves	7,355.3	7,135.6
Plus reinsurance recoverable	782.5	934.0

Gross loss reserves	$8,137.8	$8,069.6

Net loss reserves totaled $7.35 billion at December 31, 2008, an increase of $449.4 million, or 6.5%, from the prior year-end. The increase in net loss reserves was mitigated by the impact of changes in foreign currency exchange rates since the end of 2007 which served to decrease net loss reserves by $341.8 million. 2008 includes paid losses and LAE, net of reinsurance recovered, relating to net catastrophe losses of $94 million, relating to events occurring in 2008, 2007 and 2005. 2007 included paid losses and LAE, net of reinsurance recovered, relating to net catastrophe losses of approximately $89 million, relating to events occurring in 2007 and 2005. An analysis of the change in net loss reserves from year-end 2007 to year-end 2008 is included in Note 6 of Notes to Consolidated Financial Statements contained in our annual report on Form 10-K filed with the SEC on March 2, 2009.

Net loss reserves include amounts for risks relating to environmental impairment and asbestos-related illnesses totaling $152 million and $124 million at December 31, 2008 and 2007, respectively, including $28 million and $25 million at the aforementioned dates, respectively, relating to such losses occurring in 1985 and prior. As TRC, the major operating subsidiary of the Company, commenced operations in 1978, the majority of our environmental and asbestos-related net loss reserves arose from contracts entered into after 1985 that were underwritten specifically as environmental or asbestos-related coverages rather than as standard general liability coverages, where the environmental or asbestos-related liabilities were neither clearly defined nor specifically excluded. The reserves carried for these claims, including IBNR reserves, are based upon known facts and current law. However, significant uncertainty exists in determining the amount of ultimate liability for environmental impairment and asbestos-related losses, particularly for those occurring in 1985 and prior. This uncertainty is due to inconsistent court resolutions and judicial interpretations with respect to underlying policy intent and coverage and uncertainties as to the allocation of responsibility for resultant damages, among other things.

Because the reserving process is inherently difficult and subjective, actual losses may materially differ from reserves and related reinsurance recoverables reflected in our consolidated financial statements, and accordingly, may have a material effect on future results of operations, financial condition and cash flows. And while there is also the possibility of changes in statutes, laws, regulations and other factors that could have a material effect on these liabilities and, accordingly, the financial statement elements cited immediately above, we believe that our loss reserves carried at March 31, 2009, are adequate.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates” for a discussion of the significant assumptions and factors considered in the reserve setting process.

In the ordinary course of business, we are involved in lawsuits, arbitrations and other formal and informal dispute resolution procedures, the outcomes of which will determine our rights and obligations under reinsurance agreements and other more general contracts. In some disputes, we seek to enforce our rights under an agreement or to collect funds owing to us. In other matters, we are resisting attempts by others to enforce alleged rights. Such disputes are resolved through formal and informal means, including litigation, arbitration and mediation.

In all such matters, we believe that our positions are legally and commercially reasonable. We also regularly evaluate those positions, and where appropriate, establish or adjust loss reserves to reflect our evaluation. Our aggregate loss reserves take into account the possibility that we may not ultimately prevail in each and every disputed matter. We take into consideration changes in judicial interpretation of legal liability and policy coverages, changes in claims handling practices and inflation. We consider not only monetary increases in the cost of what we reinsure, but also changes in societal factors that influence jury verdicts and case law, our approach to claim resolution, and, in turn, claim costs. We believe our aggregate loss reserves reduce the potential that an adverse resolution of one or more of these matters, at any point in time, would have a material impact on our financial condition or results of operations. However, there can be no assurance that adverse resolutions of such matters in any one period or in the aggregate will not result in a material adverse effect on our results of operations or financial condition.

For the first quarter of 2009, our net operating cash inflows were $244.6 million, a decrease of $39.6 million from the same 2008 period. The decrease results, in part, from a decrease in cash received from underwriting activities and a decrease in investment income received, partially offset by a decrease in income taxes paid.

For 2008, our net operating cash inflows totaled $1.10 billion, an increase of $69.7 million from 2007. The increase is due in large part to decreased income taxes paid and an increase in investment income received, partially offset by decreased cash flows from underwriting activities, including decreased collection of reinsurance recoverable.

For 2007, our net operating cash inflows totaled $1.03 billion, an increase of $181.4 million from 2006. The increase is due in large part to increased cash flows from underwriting activities, including increased collections of reinsurance recoverable, and investment income received, partially offset by increased income taxes paid.

As significant losses from catastrophes occurring in 2008 remain unpaid, we expect that payments relating to these events will negatively impact operating cash flows in 2009 and perhaps thereafter.

If paid losses accelerated significantly beyond our ability to fund such paid losses from current operating cash flows, we would be compelled to liquidate a portion of our investment portfolio and/or arrange for financing. Such events that may cause such a liquidity strain could be the result of several catastrophic events occurring in a relatively short period of time. Additional strain on liquidity could occur if the investments sold to fund such cash needs were sold in a depressed marketplace and/or reinsurance recoverable on paid losses became uncollectible.

Of total consolidated net operating cash inflows, $68.5 million and $110.0 million were derived from international operations in the first quarter of 2009 and 2008, respectively. Of total consolidated net operating cash inflows, $416.3 million, $476.3 million and $400.1 million were derived from international operations in 2008, 2007 and 2006, respectively. In each of these periods, the London branch was the most significant source of international net operating cash inflows.

Based on our history of consistently strong operating cash flows, the present composition of our investment portfolio (including present levels of cash, cash equivalents and liquid investment classes) and consideration of our cash needs, we consider our liquidity to be adequate through the end of 2009 and thereafter for a period the length of which is difficult to predict, but which we believe will be at least one year.

Our operations are exposed to market risk. Market risk is the risk of loss of fair value resulting from adverse fluctuations in interest rates, equity prices and foreign currency exchange rates. Our market risk exposures arise from the following:

•	we are a globally diversified enterprise with capital employed in a variety of currencies; and

•	much of our capital is invested in fixed income or equity securities.

We analyze market risk using Value at Risk, or VaR. VaR is a summary statistical measure that applies the estimated volatility and correlation of market factors of our market position. The output from the VaR calculation is the maximum loss that could occur over a defined period of time given a certain probability. VaR measures not only the size of individual exposures but also the interaction between different market exposures, thereby providing a portfolio approach to measuring market risk.

While VaR models are relatively sophisticated, the quantitative market risk information generated is limited by the assumptions and parameters established in creating the related models. We believe that statistical models alone do not provide a reliable method of monitoring and controlling market risk. Therefore, such models are tools and do not substitute for the experience or judgment of senior management.

We have performed VaR analyses to estimate the maximum potential loss of fair value for financial instruments for each type of market risk. In this analysis, financial instrument assets include all investments and cash and accrued investment income. Financial instrument liabilities include unpaid losses and LAE and unearned premiums, each net of reinsurance, and our senior notes.

We calculated the VaR with respect to net fair values at the end of each quarter. The VaR number represents the maximum potential loss as of those dates that could be incurred with a 95% confidence (i.e., only 5% of historical scenarios show losses greater than the VaR figure) within a one-month holding period. We use the historical simulation methodology that entails re-pricing all assets and liabilities under explicit changes in market rates within a specific historical time period. We use the most recent three years of historical market information for interest rates, equity index prices and foreign currency exchange rates. For each scenario, each transaction was re-priced. Scenario values are then calculated by netting the values of all the underlying assets and liabilities.

As market risk is assessed based upon VaR historical simulation methodology, it does not provide weight in its analysis to risks relating to current market issues such as liquidity and the credit-worthiness of investments.

The following table presents the year-end, average, high and low VaRs on a diversified basis and of each component of market risk for the three-months ended March 31, 2009, and for the year ended December 31, 2008. The diversified VaR is usually smaller than the sum of its components due to correlation effects.

	As of March 31, 2009	Three Months Ended March 31, 2009			As of December 31, 2008	Year Ended December 31, 2008
		Average	High	Low		Average	High	Low
	(in millions)
Diversified	$169	$130	$169	$91	$91	$168	$200	$91
Interest rate	143	114	143	85	84	160	194	84
Equity	138	111	138	83	83	70	83	58
Currency	47	52	57	47	57	37	57	28

Our stockholders’ equity totaled $3.32 billion at March 31, 2009, an increase of $122.7 million from year-end 2008. The net increase consisted primarily of net income of $75.2 million and a decrease in accumulated other comprehensive loss of $58.6 million, partially offset by cash dividends declared of $12.6 million. The abovementioned decrease in accumulated other comprehensive loss consisted of net unrealized appreciation of investments, net of income taxes, of $104.5 million partially offset by net unrealized foreign currency translation loss from functional currencies, net of income taxes, of $45.9 million. The net unrealized appreciation of investments, net of income taxes, is composed principally of a decrease of $113.0 million in net unrealized depreciation of fixed maturities available for sale, principally from state, municipality and political subdivision fixed maturities, offset in part by an increase of $5.6 million in net unrealized depreciation of equities available for sale.

Our stockholders’ equity totaled $3.20 billion at December 31, 2008, a decrease of $150.8 million from year-end 2007. The net decrease consisted primarily of a decrease in accumulated other comprehensive income of $223.0 million, cash dividends declared of $48.4 million, partially offset by net income of $102.3 million.

The abovementioned decrease in accumulated other comprehensive income consisted of net unrealized depreciation of investments, net of income taxes, of $230.8 million, partially offset by net unrealized foreign currency translation gain from functional currencies, net of income taxes, of $7.8 million. The net unrealized depreciation of investments, net of income taxes, is composed principally of increases of $225.1 million in net unrealized depreciation of fixed maturities available for sale, principally states, municipalities and political subdivision bonds and asset-backed securities, and $30.6 million in unrealized depreciation of equities available for sale, partially offset by a $26.8 million decrease in net unrealized depreciation of securities lending invested collateral, for reasons discussed earlier.

Net unrealized appreciation (depreciation) of investments, net of income taxes, is subject to significant volatility resulting from changes in the fair value of fixed maturities available for sale, equities available for sale, securities lending invested collateral and other invested assets. Fair values may fluctuate due to changes in general economic and political conditions, market interest rates, prospects of investee companies and other factors.

We did not repurchase shares of our common stock in the first quarter of 2009 or in the years 2008, 2007 or 2006.

As of December 31, 2008, the amounts due and the estimated period between year-end 2008 and the dates of payment, under our specified contractual obligations are as follows:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Long-term debt(1)	$1,016,812	$41,687	$83,375	$83,375	$808,375
Operating leases	91,610	12,361	20,917	16,236	42,096
Gross loss reserves	8,124,483	1,847,758	2,346,597	1,508,661	2,421,467
Other(2)	14,773	14,773	—	—	—

Total	$9,247,678	$1,916,579	$2,450,889	$1,608,272	$3,271,938

(1)	Includes anticipated interest payments.

(2)	Represents commitments to invest in limited partnerships and expected compensation payable under the retention plan.

With respect to commitments and contingent liabilities, see Note 18 of Notes to Consolidated Financial Statements contained in our annual report on Form 10-K filed with the SEC on March 2, 2009.

Risk Based Capital, or RBC, standards, promulgated by NAIC, relate an individual company’s statutory policyholders’ surplus to the risk inherent in its overall operations and set thresholds at which certain company and regulatory corrective actions are mandated. At December 31, 2008 the statutory surpluses of TRC and Putnam each exceeded the level of surplus required under RBC requirements for regulatory attention.

Catastrophe Exposure

The nature of our business exposes us to losses from various catastrophe events. In a catastrophe event, losses from many insureds across multiple lines of business may result directly or indirectly from such single occurrence. In order to control such exposures, we employ a combination of measures, including setting targets for the amount of our exposure in key geographic zones and product lines that are prone to catastrophic events, monitoring and modeling accumulated exposures and purchasing catastrophe reinsurance when deemed cost effective.

Natural disasters such as hurricanes, earthquakes and other catastrophes have the potential to adversely affect our operating results by material amounts. Other risks, such as an outbreak of a pandemic disease, a major terrorist event, the bankruptcy of a major company, or a marine and/or aviation disaster, could also have a materially adverse effect on our business and operating results to an extent that may be only partially offset by reinsurance.

We evaluate catastrophic events and assess the probability of occurrence and magnitude through the use of industry recognized models and other techniques. We supplement these models by periodically monitoring the exposure risks of our operations and adjusting such modeled output accordingly.

It is important to recognize that there is no single standard methodology to project the possible losses from catastrophe exposures. Further, there are no industry standard assumptions to be utilized in projecting these losses and the form and quality of the data obtained from ceding companies used in these models are not uniformly compatible with the data requirements of all models. The use of different methodologies and assumptions could materially change the projected losses. Therefore, these modeled losses may not be comparable to estimates made by other companies.

While the analytical tools used to estimate catastrophe exposure are useful in both pricing and monitoring catastrophe risk, the estimates derived by use of these techniques are inherently uncertain and do not reflect our maximum exposures to these events. While the models are frequently updated, these projections are nevertheless inherently imprecise. It is highly likely that our losses will vary, perhaps materially, from these estimates.

Projections of potential catastrophe losses are typically expressed in terms of PML. These modeled losses are estimated based upon contracts in force at January 1, 2009.

The following is an overview of such modeled PMLs, as of March 31, 2009, from property, engineering, marine and energy exposures and the associated natural perils that we deem most significant. The estimated amounts of these modeled losses are presented in three ways: 1) gross losses, 2) pre-tax net catastrophe costs (i.e., gross losses, net of reinsurance and the impact of net reinstatement premiums) and 3) after-tax net catastrophe costs (i.e., the net economic cost to us). The reduction for reinsurance assumes that all reinsurers fulfill their obligations to us in accordance with contract terms. The values provided have a likelihood of being exceeded in any single year of 1.0% or 0.4%.

	1.0%			0.4%
	Gross Losses	Pre-Tax Net Catastrophe Costs	After-Tax Net Catastrophe Costs	Gross Losses	Pre-Tax Net Catastrophe Costs	After-Tax Net Catastrophe Costs
	(in millions)

Europe, Wind	$736	$576	$374	$895	$714	$464
California, Earthquake	623	536	348	961	850	552
Florida, Wind	547	470	306	932	821	533
Japan, Earthquake	500	419	273	610	508	330
Northeast U.S., Wind	459	413	268	995	881	573

“Europe, Wind” has the highest modeled after-tax net catastrophe costs arising out of events with a 1.0% probability of being exceeded and would represent 11.3% of our stockholders’ equity at March 31, 2009. “Northeast U.S., Wind” has the highest modeled after-tax net catastrophe costs arising out of events with a 0.4% probability of being exceeded and would represent 17.3% of our stockholders’ equity at March 31, 2009. If multiple severe catastrophic events occur in any one year, the potential economic cost could be materially higher than any one of the amounts shown above.

There is much uncertainty and imprecision in the compilation of these estimates at many stages in the process. Moreover, the makeup of our in-force business is constantly changing as new business is added and existing contracts terminate or expire, including contracts for reinsurance coverage purchased by us. In addition, these estimates take into account what we believe to be the most likely accumulation of territories and/or lines of business in a catastrophic natural peril event, but there can be no assurance that we have captured every possible scenario in our analysis. As a result of these factors, among others, there can be no assurance that we will not experience after-tax net catastrophe costs from individual events that exceed these estimates by a material amount. There also can be no assurance that we will not experience catastrophe events more frequently than the modeled probabilities would suggest. In any given year, catastrophe events could have a material adverse effect on our financial condition, results of operations, cash flows and liquidity.

See Note 10 of the notes to consolidated financial statements contained in our annual report on Form 10-K filed with the SEC on March 2, 2009 for catastrophe costs incurred in 2008, 2007 and 2006.

Disruption in Global Credit and Financial Markets

In mid-2007, the U.S. residential mortgage market began to experience serious disruption due to credit quality deterioration in a significant portion of loans originated, particularly to non-prime and sub-prime borrowers; evolving changes in the regulatory environment; a residential housing market characterized by a slowing pace of transactions and declining prices; increased cost of borrowings for mortgage participants; a rising unemployment rate; increased delinquencies in non-mortgage consumer credit; and illiquid credit markets. In addition, the financial strength of certain bond insurers has been compromised to varying degrees by losses these entities experienced due in part to the coverage they provide for domestic RMBS. These conditions continued into 2009, expanding into the broader global credit markets and resulting in greater volatility, a steep decline in equity markets, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses in certain markets and the collapse of several prominent financial institutions.

These issues carry risk relating to certain lines of business we underwrite because disruption in the credit market may increase claim activity in lines such as D&O, E&O, credit and, to a limited extent, mortgage guaranty business, among others. We also participate in the mortgage market through investments in mortgage-backed securities.

Our operating results and financial condition have been and are likely to continue to be adversely affected by factors related to the market disruptions referred to above, among others. The duration and severity of the downward cycle could extend further as a result of the severity of the economic difficulties being experienced around the world, including the U.S. We expect that this downward cycle may continue to have an adverse effect on our operating results in the future. We also incurred realized and unrealized market valuation losses in the first quarters of 2009 and 2008 and in the full years 2008 and 2007 on our available for sale securities, including asset-backed fixed maturities. The impact on our operations with exposure to the residential mortgage market will be somewhat dependent on future market conditions.

The ongoing effect of the decline in global economic conditions on our operating results, investment portfolio and overall consolidated financial condition could be adversely affected if the global economic conditions continue to deteriorate, although we attempt to mitigate these, as well as other financial and operational risks, by disciplined underwriting of a diversified book of business, generally conservative investment strategies and risk management. While we cannot predict with any certainty the ultimate impact the recent economic deterioration will have on us, these events may have a material adverse effect on our results of operations, financial condition, cash flows and stock price.

Recent Accounting Standards

For further discussion of the following recent accounting standards and their application to us, see Note 2 of Notes to Condensed Consolidated Financial Statements contained in our quarterly report on Form 10-Q filed with the SEC on May 8, 2009.

(a)	Adoption of SFAS 157, “Fair Value Measurements.”

In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS 157. We adopted SFAS 157 on January 1, 2008. In October 2008 the FASB issued FASB Staff Position, or FSP, No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” or FSP 157-3. We adopted FSP 157-3 in the third quarter of 2008.

(b)	FASB Emerging Issues Task Force Issue No. 08-6, “Equity Method Investment Accounting Considerations,” or EITF 08-6.

In November 2008, the FASB ratified EITF 08-6. EITF 08-6 was effective for us on January 1, 2009.

(c)	SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60,” or SFAS 163.

In May 2008, the FASB issued SFAS 163. SFAS 163 was effective for us on January 1, 2009.

(d)	SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS 141R.

In December 2007, the FASB issued SFAS 141R. SFAS 141R was effective for us on January 1, 2009.

(e)	Future Application of Accounting Standards.

(i)	In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”.

(ii)	In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”.

(iii)

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”.

BENEFICIAL OWNERSHIP

The following table lists the beneficial ownership of our common stock as of March 31, 2009 (unless otherwise indicated), by each person or group who, to our knowledge, beneficially owned more than five percent of our outstanding common stock and is based on 66,364,358 shares of common stock outstanding as of March 31, 2009. Beneficial ownership is determined under SEC rules and generally includes voting or investment power over securities.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock
Name:
American International Group, Inc.(1)	39,092,662	58.91%
70 Pine Street New York, NY 10270
Davis Select Advisors(2)	14,474,374	21.81%
2949 East Elvira Road, Suite 101 Tucson, Arizona 85706
All of our directors and executive officers as a group (14 individuals)(3)	1,451,515	2.19%

(1)

Includes 22,018,972 shares directly owned by American Home Assurance Company, a wholly owned subsidiary of AIG, which shares with AIG voting and investment power over such shares. AIG has sole voting and investment power over the remaining shares. On March 4, 2009, AIG issued and sold 100,000 shares of its Series C Preferred Stock to the AIG Credit Facility Trust. The holders of AIG’s Series C Preferred Stock have approximately 79.8% of the aggregate voting power of AIG’s common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Actions by the AIG Group.” As a result of these arrangements, AIG is controlled by the AIG Credit Facility Trust, which was established for the sole benefit of the U.S. Treasury.

(2)

Davis Selected Advisers, L.P. filed a Schedule 13G, dated February 12, 2009, with respect to our shares of common stock held by it, which stated that it is an institutional investment manager, and that it has sole voting authority with respect to 13,803,747 shares and sole dispositive authority with respect to 14,474,374 shares.

(3)

Excludes amounts over which the director or executive officer has disclaimed beneficial ownership and excludes an aggregate 0.01% of our common stock that the directors and executive officers beneficially own indirectly through their ownership of AIG’s common stock.

SELLING STOCKHOLDER

The following table sets forth information with respect to the beneficial ownership of our common stock held as of March 31, 2009 (unless otherwise indicated), by the AIG Group. Beneficial ownership is determined under SEC rules and generally includes voting or investment power over securities. Unless otherwise noted, to our knowledge, the AIG Group has sole voting and sole investment power with respect to all shares beneficially owned. Percentage of beneficial ownership is based on 66,364,358 shares of common stock outstanding as of March 31, 2009.

	Shares Beneficially Owned Prior to this Offering		Shares Being Sold in this Offering(1)	Shares Beneficially Owned After this Offering(1)
	Number	%		Number	%
Name:
American International Group, Inc.(2)	39,092,662	58.91%	26,000,000	13,092,662	19.73%
70 Pine Street New York, NY 10270

(1)

The AIG Group has granted the underwriters the option to purchase from it an aggregate of 3,900,000 additional shares. If the option to purchase additional shares were exercised in full, after this offering the AIG Group would own 9,192,662 shares, or 13.85%, of our common stock.

(2)

Includes 22,018,972 shares directly owned by American Home Assurance Company, a wholly owned subsidiary of AIG, which shares with AIG voting and investment power over such shares. AIG has sole voting and investment power over the remaining shares. On March 4, 2009, AIG issued and sold 100,000 shares of its Series C Preferred Stock to the AIG Credit Facility Trust. The holders of AIG’s Series C Preferred Stock have approximately 79.8% of the aggregate voting power of AIG’s common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Actions by the AIG Group.” As a result of these arrangements, AIG is controlled by the AIG Credit Facility Trust, which was established for the sole benefit of the U.S. Treasury.

The AIG Group will pay all of its expenses incurred in this offering, including underwriting discounts and commissions.

For a discussion of certain relationships between us, the AIG Group and the AIG Group’s affiliates, see “Corporate Governance, Board of Directors and Committees—Relationships and Related-Party Transactions” in our proxy statement on Schedule 14A filed on April 10, 2009 and incorporated by reference into the accompanying prospectus.

DESCRIPTION OF CAPITAL STOCK

These summaries of our capital stock may not contain all of the information that is important to you. To understand them fully, you should read our current certificate of incorporation and current by-laws, as well as our proposed restatement of our certificate of incorporation. Copies of these documents are filed with the SEC and incorporated by reference in this prospectus supplement. The following descriptions are qualified in their entirety by reference to each of the charter documents and to the applicable provisions of the Delaware General Corporation Law, or DGCL.

The AIG Group has agreed that, immediately prior to the closing of this offering, in its capacity as the holder of a majority of our outstanding shares of common stock, it will execute a consent to amend and restate the Company’s certificate of incorporation to increase the number of authorized shares of common stock and preferred stock that we may issue and to effect other changes. Such restatement of the certificate of incorporation will be effected, in accordance with the rules of the SEC, no earlier than 20 calendar days after we have mailed an information statement regarding such consent to our stockholders. We intend to file the information statement shortly after the closing of this offering. In addition, after the closing of this offering and the separation, our board of directors may review our by-laws and, in light of our status as a newly independent public company, decide to amend our by-laws. At any time and without stockholder approval, our board of directors may amend our by-laws in a manner that has the effect of delaying, discouraging or preventing a merger, acquisition or other change in control that our stockholders may consider favorable, including transactions in which stockholders may receive a premium for their shares.

Once the proposed restatement of our certificate of incorporation becomes effective, your rights as a stockholder of Transatlantic Holdings will be governed by the proposed restatement of our certificate of incorporation. Many of the principal attributes of our common shares will remain the same. There will be some differences, however, between your rights under our current certificate of incorporation and your rights after the proposed restatement of our certificate of incorporation becomes effective. As described below, certain provisions of the current certificate of incorporation will be deleted in connection with the restatement of the certificate of incorporation. Generally, the deletion of these provisions will not affect our powers and obligations or the powers and obligations of our board of directors as such provisions will otherwise be applicable to us through their inclusion in our by-laws or through the provisions of the DGCL. However, our board of directors has discretion to alter the by-laws at any time, and the approval of stockholders will not be required to amend such provisions.

The following is a discussion of your rights as a stockholder under the material provisions of our certificate of incorporation and by-laws and the material changes to your rights as a stockholder under the proposed restatement of our certificate of incorporation.

Authorized Capital Stock

Our authorized capital stock consists of 100 million shares of common stock, par value $1.00 per share, and 5 million shares of preferred stock, par value $1.00 per share. All of our outstanding common stock, including the common stock offered in this offering, is validly issued, fully paid and nonassessable. Our board is authorized to determine the terms of any preferred stock we may issue. For a further discussion of our authorized preferred stock and the effects preferred stock may have on your common shares, see “Preferred Stock” below.

Under the proposed restatement of our certificate of incorporation, our authorized capital stock will consist of 200 million shares of common stock, par value $1.00 per share, and 10 million shares of preferred stock, par value $1.00 per share.

Number and Election of Directors

Our board of directors consists of ten directors, of which seven positions are currently filled. The number of directors is established from time to time by resolution of the board of directors, subject to the certificate of incorporation and by-laws. Directors are elected by a plurality vote.

Under the proposed restatement of our certificate of incorporation, the number of directors shall be fixed solely by our board of directors. Directors will continue to be elected by a plurality vote, as provided for in our by-laws.

Removal of Directors; Vacancies on the Board

Under Delaware law, and as provided for in our by-laws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote in an election of directors. Our certificate of incorporation does not limit the removal of directors. The proposed restatement of our certificate of incorporation will provide that a director may be removed with or without cause only by the affirmative vote of the holders of at least a majority of the voting power of all our outstanding capital stock entitled to vote in an election of directors.

Our by-laws provide that if any vacancies occur in our board of directors, or if the authorized number of directors is increased, the directors then in office will continue to act and may fill any such vacancy by vote of a majority of the directors then in office, although less than a quorum, or by the sole remaining director. A director elected to fill a vacancy or a newly created directorship will hold office until the next annual election by our stockholders and until his or her successor has been elected and qualified or until his or her earlier resignation or removal.

Board Quorum and Vote Requirements

At any meeting of our board of directors, the presence of a majority of the whole board of directors constitutes a quorum for the transaction of business, and the vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors.

Meetings; Books and Records; Offices

Our certificate of incorporation provides that our stockholders and directors have the power to hold their meetings, keep the books, documents and papers of TRH and to have one or more offices within or without of the state of Delaware, at such places as may be designated by the by-laws or by resolution of our stockholders or our board of directors.

Because our by-laws and the DGCL provide that our stockholders and directors have this same power, the proposed restatement of our certificate of incorporation will no longer include specific provisions empowering our stockholders and directors to hold their meetings, keep the books, documents and papers of TRH and to have one or more offices within or without of the state of Delaware, at such places as may be designated by the by-laws or by resolution of our stockholders or our board of directors.

Action of the Board of Directors Without a Physical Meeting

Any action required or permitted to be taken at any meeting of our board of directors, or of any committee thereof, may be taken without a meeting if all members of the board of directors or such committee, as the case may be, consent thereto in writing, and if such writing or writings are filed with the minutes of proceedings of the board of directors or committee.

Stockholder Meetings

Our by-laws provide that the annual meeting of our stockholders is held at such date and time as may be designated by the board of directors and stated in the notice of the meeting.

Under our by-laws, a special meeting of stockholders may be called by the board of directors, the President or the Secretary and shall be called by the Secretary at the written request of the holders of 25% of the outstanding shares entitled to vote at such meeting.

Voting Rights

Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders.

Quorum Requirements

The presence in person or by proxy of the holders of record of a majority of shares then issued and outstanding and entitled to vote at a meeting of our stockholders constitutes a quorum for the transaction of business.

Action of Stockholders by Written Consent

Any action required or permitted by law to be taken at any annual or special meeting of our stockholders may be taken without a meeting and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take such action and delivered to us in the manner required by law.

Amendment of Certificate of Incorporation and By-laws

Our certificate of incorporation may be amended by resolution of the board of directors and the affirmative vote of the holders of a majority of the outstanding shares of voting stock then entitled to vote.

Exculpation of Directors; Indemnification of Directors, Officers and Employees

As permitted by the DGCL, our certificate of incorporation eliminates the personal liability of directors to the corporation and its stockholders for monetary damages for a breach of fiduciary duty as a director, except for: (a) any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of law; (c) intentional or negligent payments of unlawful dividends or unlawful stock purchases or redemption; or (d) any transaction in which the director derives an improper personal benefit.

Our certificate of incorporation provides that we shall indemnify our directors, officers and employees, and any person who served any other enterprise at our request, to the maximum extent permitted by the DGCL. Our certificate of incorporation further provides that we may purchase insurance, on behalf of our directors, officers, employees and agents, or any person who served at our request as a director, employee or agent of another enterprise, against liabilities asserted against them in such capacities, whether or not we would have the power to indemnify such persons under our certificate of incorporation.

Because our by-laws obligate us to indemnify our directors, officers, employees and agents, the proposed restatement of our certificate of incorporation will no longer specifically provide that we will indemnify our directors, officers and employees or any person who served at our request to the maximum extent permitted by the DGCL. The proposed restatement of our certificate of incorporation also will not specifically provide that we may purchase insurance on behalf of our directors, officers, employees and agents, although the DGCL provides us with this same authority.

Interested Stockholder Transactions

Under Section 203 of the DGCL a Delaware corporation is prohibited from engaging in mergers, dispositions of 10% or more of its assets, certain issuances of stock and other transactions (“business combinations”) with a person or group that owns 15% or more of the voting stock of the corporation (an “interested stockholder”) for a period of three years after the interested stockholder crosses the 15% threshold. These restrictions on transactions involving an interested stockholder do not apply if (a) before the interested stockholder owned 15% or more of the voting stock, the board of directors approved the business combination or the transaction that resulted in the person or group becoming an interested stockholder, (b) in the transaction that resulted in the person or group becoming an interested stockholder, the person or group acquired at least 85% of the voting stock other than stock owned by directors who are also officers and under certain employee stock plans, or (c) after the person or group became an interested stockholder, the board of directors and at least two-thirds of the voting stock (other than stock owned by the interested stockholder) approved the business combination at a meeting.

We opted out of Section 203 of the DGCL in our certificate of incorporation.

We will opt into Section 203 of the DGCL in the proposed restatement of our certificate of incorporation.

Antitakeover Provisions

Provisions of the DGCL, our certificate of incorporation and by-laws and the proposed restatement of our certificate of incorporation could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise or to remove incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Appraisal Rights

Under the DGCL, a stockholder of a constituent corporation in a merger may, under certain circumstances and upon meeting certain requirements, dissent from the merger by demanding payment in cash for his or her share equal to the “fair value” (excluding any appreciation or depreciation as a consequence or in expectation of the transaction) of such shares, as determined by agreement with the corporation or by a court in an action timely brought by the corporation or the dissenters.

Delaware law grants dissenters’ appraisal rights only in the case of certain mergers and not in the case of a sale or transfer of assets or a purchase of assets for stock regardless of the number of shares being issued. Delaware law does not grant appraisal rights in a merger to holders of shares listed on a national securities exchange or held of record by more than 2,000 stockholders unless the plan of merger converts such shares into anything other than stock of the surviving corporation or stock of another corporation which is listed on a national securities exchange or held of record by more than 2,000 stockholders (or cash in lieu of fractional shares) or some combination of the above.

Preemptive Rights

Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine. For more information, see “Dividend Policy.”

Liquidation Rights

Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Powers of the Board of Directors

The proposed restatement of our certificate of incorporation contains a provision empowering our board of directors to exercise all powers and to do all acts as may be exercised or done by us subject to applicable law. As a result, the proposed restatement of our certificate of incorporation will no longer specifically provide that our board of directors has the power to take the following enumerated actions:

•	fix and vary the amount to be reserved for any proper purpose and to abolish any such reserve in the manner in which it was created;

•	authorize and cause to be executed mortgages and liens upon any part of our property;

•	determine the use and disposition of any surplus or net profits and to fix the times for the declaration and payment of dividends; or

•	sell, lease or exchange all of our property and assets upon such terms and conditions and for such consideration as we deem expedient and for our best interests.

Committees

Our board of directors has the power to designate one or more committees of the board of directors. Because our by-laws provide that the board of directors may designate committees, the proposed restatement of our certificate of incorporation will no longer include specific provisions empowering our board of directors to designate such committees.

Approval of Contracts or Acts

Our board of directors may submit any contract or act for approval or ratification at any meeting of the stockholders, and any contract or act that shall be approved or ratified by the vote of the holders of a majority of the outstanding stock shall be as valid and binding as though it had been approved or ratified by every stockholder of the Company. Because stockholder voting rights are set forth in our by-laws, the proposed restatement of our certificate of incorporation will no longer specifically provide that our board of directors has the ability to submit contracts or acts for approval or ratification.

Interested Director Transactions

Because the AIG Group controls us and also has significant business arrangements with us, our certificate of incorporation provides that no contract or other transaction between the Company and any other corporation and no act of the Company shall in any way be affected or invalidated by the fact that any of the directors of the Company are financially or otherwise interested in such other corporation Any director may be a party to or may be financially or otherwise interested in any contract or transaction of the Company; provided that the fact that such director is interested is disclosed to the board of directors. Such interested director may be counted in determining the existence of a quorum at any meeting of our board of directors and may vote at such meeting to authorize such contract or transaction.

Because we will no longer be controlled by the AIG Group after the closing of this offering, we believe that the provisions of Section 144 of the DGCL, which govern transactions with interested directors, will be sufficient to protect our stockholders, and the proposed restatement of our certificate of incorporation will no longer include detailed provisions concerning interested director transactions.

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of up to 5 million shares of preferred stock (or 10 million shares of preferred stock if the proposed restatement of our certificate of incorporation is adopted) in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to the holders of shares of common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

Our common stock is listed on the New York Stock Exchange under the trading symbol “TRH.”

CERTAIN AGREEMENTS WITH THE AIG GROUP

These summaries of material agreements may not contain all of the information that is important to you. To understand them fully, you should read the agreements or forms of agreements, copies of which are filed with the SEC and incorporated by reference in this prospectus supplement. The following descriptions are qualified in their entirety by reference to those incorporated documents.

This section summarizes material agreements between us and the AIG Group that will govern the ongoing relationships between the companies after the closing of this offering. Additional or modified agreements, arrangements and transactions, which will be negotiated at arm’s length, may be entered into between us and the AIG Group after this offering.

Master Separation Agreement

We have entered into a master separation agreement which sets forth our agreements with the AIG Group regarding the orderly separation of us from the AIG Group. It also sets forth other agreements that govern certain aspects of our relationship with the AIG Group after the closing of this offering and the separation, including the AIG Group’s waiver of certain rights it may have under intercompany agreements and insurance agreements between the AIG Group and us in connection with a change in control as a result of the transactions contemplated under the MSA or any ancillary agreements. The parties intend to consummate the transactions contemplated by the MSA simultaneously with entry into an underwriting agreement relating to this offering, although certain obligations will only become effective as of the closing of this offering.

Agreements relating to this offering

The MSA sets forth our agreements with the AIG Group regarding the actions required to be taken by the parties in connection with this offering. We have agreed to:

•	file any amendments or supplements to the registration statement as may be reasonably necessary to cause the registration statement to become and remain effective;

•	subject to certain conditions, enter into an underwriting agreement relating to this offering when requested by the AIG Group;

•	participate and have senior management of the Company participate in the preparation of marketing materials; and

•	take various other actions necessary or desirable to close this offering.

Transfer of Assets and Assumption of Liabilities

The MSA identifies the assets, properties, rights and liabilities owned or possessed by us to be transferred to the AIG Group and the assets, properties, rights and liabilities owned or possessed by the AIG Group to be transferred to us and the timing and procedures of such transfers.

Intercompany Agreements and Obligations

The MSA provides that the AIG Group and we will settle, pay in full, and terminate various obligations and agreements existing between the groups, including loans, notes, advances, receivables, payables, leases, licenses and other instruments and any related accrued and unpaid interest. With respect to reinsurance agreements between us and the AIG Group, the AIG Group has agreed to waive certain rights it may have under intercompany agreements and insurance agreements between the AIG Group and us in connection with a change in control as a result of the transactions contemplated under the MSA or the ancillary agreements. Certain obligations and agreements existing between the parties, including the following, will not be settled or terminated:

•	any insurance, reinsurance or retrocession agreement between the parties;

•	securities lending agreements;

•	our senior notes;

•	investment management agreements (although we intend to select an independent third party to succeed the AIG Group as investment manager after the closing of this offering); and

•	certain agreements between the parties’ subsidiaries PRMS, National Union Fire Insurance Company of Pittsburgh, Pa. and Lexington Insurance Company.

Mutual Release

Except as otherwise provided in the MSA, each party releases and forever discharges the other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring, failing to occur, alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to:

•	obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the MSA or ancillary agreements;

•	guarantees by the AIG Group that will not be terminated and fully released at the time of the separation;

•	actions by third parties brought against the AIG Group or us; or

•	any claim alleging fraud or intentional misconduct.

Guarantees

We agreed to use our reasonable best efforts to obtain, on or prior to the separation, the termination and full release of the AIG Group from any and all obligations arising under all guarantees, letters of credit, indemnity or contribution agreements or other similar agreements (excluding insurance agreements between us and the AIG Group), made in respect of the obligations of or for the benefit of the Company or its subsidiaries by any member of the AIG Group. Further, pursuant to the MSA, we are required to offer to substitute our own obligations for those of the AIG Group under any AIG guaranty on no less favorable terms than such guaranty. We will agree to indemnify the AIG Group for liabilities that it incurs in connection with any guarantees of our obligations for which we are unable to obtain a termination or full release.

Employee Matters

Employees (including certain former employees and retirees) and executives of us and our affiliates have historically participated in certain domestic and international employee benefit and executive compensation plans and arrangements sponsored by the AIG Group and related companies, which we refer to as the AIG Plans, for reasons of administrative efficiency and alignment of the companies’ mutual interests. Since 2006, we have taken steps with AIG to discontinue our participation in the AIG Plans, and we have undertaken to establish our own separate employee and executive plans and programs. As a result of such steps, prior to our separation we had ceased our participation in most AIG Plans. The MSA provides that TRH’s employees and executives will generally cease to participate as of December 31, 2009 in any remaining AIG Plans in which our employees and executives currently participate. However, we have the option to cease participation prior to December 31, 2009 in the AIG Plan covering certain of our UK employees subject to agreement of the plan trustees and our settlement of any potential underfunding liability. Our participation in the AIG Plans covering our Canadian employees will cease as of the closing of this offering. In addition, we have agreed to assume and accept the transfer of plan assets and liabilities from the AIG Group or an AIG Plan, as applicable. Generally, in the case of a funded AIG Plan, the MSA provides a methodology for allocating plan assets and liabilities to our employees. In the case of an unfunded AIG Plan, the MSA provides that we will generally assume the liability for benefits accrued by our employees under such plans from the commencement of their participation through December 31, 2009 with no corresponding transfer of assets. The MSA further provides that we will make a cash payment to the AIG Group to reimburse it for amounts previously contributed, or required to be contributed, by the AIG Group on behalf of us in respect of our funding obligation for our employees and retirees who participate in the American International Group, Inc. Retirement Plan.

Insurance

The MSA provides that from and after the date of the separation, we and our subsidiaries will cease to be insured by the AIG Group’s blanket insurance policies or by any of its self-insured programs in place to the extent such insurance policies or programs cover us or our subsidiaries. In addition, pursuant to the MSA, we agreed to satisfy the deductible or retention for any claim that we report under the AIG Group’s blanket insurance policies to the extent the claim is attributed to us or our subsidiaries. The MSA also provides that we will pay certain premiums and other amounts to the AIG Group.

In addition, we are still able to make claims under the coverage provided to the AIG Group with respect to events or circumstances that occurred or existed prior to the date of the separation under the occurrence-based, third-party liability insurance policies of the AIG Group, as well as any workers’ compensation insurance policies or comparable workers’ compensation self-insurance programs sponsored by the AIG Group. However, we agreed to reimburse the AIG Group for any increased costs incurred by the AIG Group as a result of such claims.

Third-Party Contracts

The MSA provides that the parties will use reasonable best efforts to terminate or amend certain third-party agreements. We will not have any rights or be entitled to any benefits under such terminated or amended agreements, nor will we have any rights or be entitled to any benefits under any third-party agreements that are not terminated or amended, including enterprise-wide licenses or “master” agreements. We will reimburse the AIG Group for losses incurred by the AIG Group as a result of termination fees and other losses to the extent such losses are directly attributed to the failure to obtain the termination or amendment of such agreements. The MSA further provides that we and the AIG Group will agree to negotiate in good faith after the closing of this offering to terminate or amend any such third-party contracts not identified in the MSA to provide that the Company or any affiliates will no longer benefit under such contracts. In addition, the MSA provides a cross-indemnity whereby if one party is a beneficiary under a third-party agreement (but not a party to such agreement) and the other party is a signatory to such agreement and is the subject of a claim due to an act or omission of the beneficiary under such agreement, then the beneficiary party will indemnify the signatory party.

Subleases

Under the MSA, the AIG Group and TRH have agreed to enter into, upon the separation, subleases for our offices in New York, Toronto and Chicago so that we may continue to use office space that we use and that the AIG Group leases.

Representations

We and the AIG Group provided limited representations and warranties regarding authority, enforceability and transaction consents.

Termination Rights

The MSA provides that the parties may agree to terminate the MSA at any time upon mutual consent. We may terminate the MSA if the closing of the MSA, which is contemplated to occur upon the execution of the underwriting agreement, has not occurred by July 1, 2009; provided, however, that we may not terminate the MSA if our failure to take any action required to be taken by us under the MSA caused or resulted in the failure of the closing to occur prior to such date. If the MSA is terminated for any reason, all of the ancillary agreements will also automatically terminate.

The MSA also provides that the AIG Group may terminate the MSA at any time and for any reason prior to the execution of the underwriting agreement.

In addition, we may terminate the MSA prior to the closing of the MSA in the event of a material breach of any representation, warranty, covenant or agreement of the AIG Group such that certain conditions cannot be fulfilled.

Most of the transactions under the MSA are contemplated to occur prior to or upon the closing of this offering.

Indemnification

Under the MSA, we agreed to indemnify, defend and hold harmless the AIG Group from and against certain liabilities, including those relating to, arising out of or resulting from:

•	the inaccuracy or breach of any representation or warranty made by us in the MSA;

•	any breach or failure by us to perform any of our covenants or obligations contained in the MSA;

•

an untrue statement or alleged untrue statement of a material fact contained in the registration statement, preliminary prospectus or prospectus or any other document or report filed with the SEC, including any amendment or supplement thereto, in connection with this offering, other than with respect to any of the AIG Group’s portions of such disclosure, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, other than with respect to any of the AIG Group’s portions of such disclosure; and

•

any claim or demand by any governmental authority or any third party commenced or made against any AIG indemnified party relating to any violation or breach by us of any applicable federal, state or other securities laws in connection with this offering.

Under the MSA, the AIG Group agreed to indemnify, defend and hold harmless us, severally and not jointly, from and against certain liabilities, including those relating to, arising out of or resulting from:

•	the inaccuracy or breach of any representation or warranty made by it in the MSA;

•	any breach or failure by it to perform any of its covenants or obligations contained in the MSA; or

•

an untrue statement or alleged untrue statement of a material fact in any of the AIG Group’s portions of the disclosure in the registration statement, preliminary prospectus or prospectus or any other document or report filed with the SEC, including any supplement or amendment thereto, in connection with this offering, or caused by any omission or alleged omission to state, in any of the AIG Group’s disclosure, a material fact necessary to make the statements therein not misleading.

Indemnification for losses resulting from the inaccuracy or breach of any representation or warranty made by either party are limited to the proceeds of this offering and any subsequent offering consummated pursuant to the registration rights agreement.

Other Matters Governed by the MSA

Other matters governed by the MSA after the closing include access to financial and other information, various compliance and regulatory matters, intellectual property, confidentiality, access to and provision of records and insurance for directors and officers.

Costs of the Separation

We do not expect that the costs incurred in connection with the separation will be material.

Transition Services Agreement

We intend to enter into a transition services agreement with the AIG Group that will set forth our agreements regarding the provision by the AIG Group of certain services to us and access to certain facilities, equipment, software and other assistance for a specified period of time following the separation.

Stockholders Agreement

We intend to enter into a stockholders agreement with the AIG Group upon the separation if the shares of our common stock to be beneficially owned by the AIG Group immediately following the closing of this offering (without giving effect to the exercise of the underwriters’ option to purchase additional shares) constitute at least 10% of the outstanding shares of our common stock. The stockholders agreement will provide the AIG Group with certain information and consent rights and will subject the AIG Group, its affiliates and their respective officers and directors to certain standstill provisions. Additionally, the AIG Group will be subject to voting and transfer restrictions covering its shares of our common stock.

Voting Rights

The stockholders agreement will provide that, until the date the AIG Group ceases to beneficially own at least 10% of the shares of our outstanding common stock, the AIG Group shall vote at every annual or special meeting of our stockholders or act by written consent with respect to all of the shares of our common stock beneficially owned by it and entitled to vote on a matter at any such meeting (i) with respect to any persons nominated by the Nominating and Corporate Governance Committee of our board of directors, in the manner recommended by our board of directors with respect to the election or removal of such person, and (ii) in favor of each matter required to effectuate any provisions of the stockholders agreement. However, if the AIG Group beneficially owns more than 30% of the shares of our outstanding common stock, the AIG Group has agreed to vote the number of shares owned by it in excess of 30% of the outstanding common stock in a manner proportionate to the vote of our unaffiliated stockholders in connection with the election or removal of directors nominated by the Nominating and Corporate Governance Committee.

Information Rights

Subject to certain exceptions, we have agreed to deliver, for so long as the AIG Group beneficially owns at least 10% of the shares of our outstanding common stock, to an officer designated by the AIG Group copies of all materials and other information sent to our board of directors and the boards of directors of any of our subsidiaries, except as to matters or transactions to which the AIG Group is a party or is interested, if sent to a committee of the board of directors where the committee is required to be comprised solely of independent directors, or as prohibited by applicable law. Any information delivered to such officer by us would be subject to confidentiality provisions.

Transfer Restrictions

The stockholders agreement will restrict the AIG Group from transferring its shares of our common stock to any transferee for so long as it beneficially owns at least 10% of the shares of our outstanding common stock or until the occurrence of a fundamental change of us that involves (i) the consummation of any business combination transaction in which the shares of our common stock and any other securities of us or our successor entitled to vote in the election of directors of us or our successor (collectively, the voting stock) immediately prior to such transaction are converted into or continue to represent less than 50% of the outstanding voting stock of the entity surviving such business combination; (ii) any person or group, together with its affiliates, becoming, directly or indirectly, the beneficial owner of more than 50% of our outstanding voting stock; (iii) the consummation of the sale, transfer, lease or disposition of all or substantially all of the assets, business or securities of us or one or more of our subsidiaries other than to us or one of our wholly owned subsidiaries; or (iv) during any period, the directors as of the date of the effectiveness of the stockholders agreement or directors nominated by such directors ceasing to constitute a majority of the directors of our board.

Notwithstanding the transfer restrictions described above, but subject to certain restrictions set forth in the stockholders agreement, the AIG Group will be permitted to transfer its shares:

•	to us or any of our subsidiaries;

•

pursuant to any tender offer, exchange offer, merger, reclassification, reorganization, recapitalization or other similar transaction in which our stockholders are offered, permitted or required to participate as holders of any of our voting stock;

•

in connection with any public offering, provided that the underwriters or placement agent in such public offering implement reasonable protections to the extent practicable not to facilitate the acquisition of shares of our common stock by, or offer shares of our common stock to, any person or group that would acquire beneficial ownership of more than 10% of the shares of our outstanding common stock as a result of such public offering;

•	to any person or group that would not, to the knowledge of the AIG Group, after due inquiry, acquire beneficial ownership of more than 10% of our outstanding common stock through such transfer;

•	to any other person or group approved by, or that acquires shares of our common stock in connection with any transaction approved or recommended by, our board of directors;

•

by pledging their shares to the NY Fed or any other person as directed by either of the NY Fed or the U.S. Treasury with respect to any agreement or arrangement between the AIG Group and the NY Fed or such other person or to any bank for purposes of securing a loan; and

•

to any of its affiliates, to the NY Fed or the U.S. Treasury or to any other person as directed by either the NY Fed or the U.S. Treasury, provided that such person (other than the NY Fed or the U.S. Treasury) becomes a party to the stockholders agreement.

Standstill

The stockholders agreement will prohibit the AIG Group, its affiliates and any of their respective officers and directors from directly or indirectly beneficially owning or acquiring or proposing or agreeing to acquire (other than in connection with certain ordinary course activities or acquisitions of any entity that beneficially owns shares of our common stock, provided that the AIG Group divests the shares beneficially owned by the acquired entity within a reasonable period of time following the acquisition of such entity by the AIG Group, subject to certain exceptions, and votes such shares in a manner proportionate to our unaffiliated stockholders) any shares of our common stock (other than shares acquired through stock splits, stock dividends or other distributions or recapitalizations or offerings made to holders of our common stock generally) in addition to the shares of our common stock beneficially owned by the AIG Group, its affiliates and their respective officers and directors on the date of the effectiveness of the stockholders agreement. The stockholders agreement also prohibits the AIG Group from doing any of the following:

•	effecting, initiating, proposing or soliciting others to approve or make any stockholder proposals;

•	soliciting proxies or participating directly or indirectly in the solicitation of proxies in opposition to any recommendation of our board;

•	seeking to influence voting of any shares of our common stock;

•	granting proxies to vote any shares of our common stock, other than to officers or agents of the AIG Group or the Company;

•	proposing or seeking to effect any change of control that results in the AIG Group controlling us or any of our subsidiaries;

•

participating in a group (other than a group comprised solely of the AIG Group and its affiliates and permitted transferees) with respect to our common stock or entering into any agreement or arrangement with respect to the acquiring, holding, voting or disposing of our common stock, other than any agreement or arrangement with the NY Fed or any person as directed by the NY Fed or the U.S. Treasury;

•	taking any action which might cause the Company to be required to make a public announcement regarding any of the foregoing matters;

•	entering into any discussions or arrangements with any third party with respect to any of the foregoing; or

•	seeking to control or influence our board of directors or our management for so long as the AIG Group beneficially owns at least 10% of the shares of our outstanding common stock.

Registration Rights Agreement

Upon the separation, we intend to enter into a registration rights agreement with the AIG Group. The registration rights agreement will provide the AIG Group with registration rights relating to shares of our common stock held by the AIG Group after the closing of this offering. The AIG Group may require us to register under the Securities Act all or a portion of these shares. Pursuant to the registration rights agreement, we will pay all registration expenses in connection with the first three underwritten offerings, and the AIG Group will be responsible for paying all registration expenses reasonably incurred in connection with all subsequent offerings. The registration rights are subject to certain limitations, including our right to temporarily suspend the registration of the shares.

The registration rights agreement will set forth customary registration procedures, including an agreement by us to not offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any common stock, during the period from the date of receipt of timely notice of the intent to price an underwritten offering from the managing underwriter or underwriters to the date 90 days after the pricing date of such underwritten offering and an agreement by us to make our management reasonably available for road show presentations in connection with any underwritten offerings. We will agree to indemnify the AIG Group and any affiliates with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us in writing for use in the registration statement by the AIG Group or any of its affiliates.

The registration rights under the registration rights agreement will remain in effect until such time as AIG, its subsidiaries and its affiliates no longer own the shares of common stock that AIG, its subsidiaries and its affiliates beneficially owned as of the date of the registration rights agreement that have not been effectively registered under the Securities Act and disposed of in accordance with the registration statement covering it or distributed to the public pursuant to Rule 144 under the Securities Act.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have 66,375,824 shares of common stock outstanding. Of these shares of common stock, 51,825,445 shares, including the 26,000,000 shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below.

The remaining 13,092,662 shares of common stock held by the AIG Group upon completion of this offering (or 9,192,662 shares if the underwriters’ option to purchase additional shares is exercised in full) will be subject to the lock-up agreements described below in “Lock-Up Agreements” and will be “restricted securities,” as that phrase is defined in Rule 144. As restricted securities, these shares may be resold only:

•	pursuant to the exemption provided by Rule 144 under the Securities Act, which rules are summarized below under “Rule 144”;

•	after a registration under the Securities Act in fulfillment of our obligations described below under “Registration Rights” below; or

•	otherwise after a registration under the Securities Act or pursuant to an exemption from registration.

Lock-Up Agreements

We, the AIG Group and our executive officers and directors each have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our respective shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives. The lock-up agreements do not apply to any existing employee benefit plans, including the Transatlantic Holdings, Inc. 2009 Long Term Equity Incentive Plan.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who is deemed to be an affiliate of ours, or who has been an affiliate of ours during the preceding three months, and who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal approximately 663,643 shares immediately after the closing of this offering; and

•	the average weekly reported volume of trading in our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

If we have filed all required reports under the Securities Exchange Act of 1934, as amended, or Exchange Act, during the 12 months preceding the sale, this one-year holding period for affiliates is reduced to a six-month holding period.

Sales by affiliates under Rule 144 are subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us. To the extent that our affiliates sell their shares other than pursuant to Rule 144 or an effective registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

In addition, a person who is not deemed to have been an affiliate of ours at the time of the sale, or at any time during the preceding three months, and who has beneficially owned the shares proposed to be sold for at least one year would be entitled to sell the shares of our common stock under Rule 144 without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. Similarly, if we have filed all required reports under the Exchange Act during the 12 months preceding the sale, this one-year holding period for non-affiliates would become a six-month holding period.

Registration Rights

Upon the separation, we intend to enter into a registration rights agreement with the AIG Group. The registration rights agreement will provide the AIG Group with registration rights relating to shares of our common stock held by the AIG Group after the closing of this offering. The AIG Group may require us to register under the Securities Act all or a portion of these shares. The registration rights are subject to certain limitations, including our right to temporarily suspend the registration of the shares. See “Certain Agreements with the AIG Group—Registration Rights Agreement” for more information.

Stock-Based Compensation Plans

In the past we have filed, and in the future we may continue to file, registration statements on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under our stock-based compensation plans. Accordingly, shares registered under such registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

UNDERWRITING

The Company, the AIG Group and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. J.P. Morgan Securities Inc. and Goldman, Sachs & Co. are the representatives of the underwriters.

Underwriters	Number of Shares
J.P. Morgan Securities Inc.	9,100,000
Goldman, Sachs & Co.	9,100,000
Morgan Stanley & Co. Incorporated	4,420,000
Lazard Capital Markets LLC	1,820,000
Dowling & Partners Securities, LLC	780,000
Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC	780,000

Total	26,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 3,900,000 shares from the AIG Group. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the AIG Group. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 3,900,000 additional shares.

Paid by the AIG Group	No Exercise	Full Exercise
Per Share	$1.33	$1.33
Total	$34,580,000	$39,767,000

Shares sold by the underwriters to the public will initially be offered at the initial price to the public set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.798 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, the AIG Group and our executive officers and directors each have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our respective shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans, including the Transatlantic Holdings, Inc. 2009 Long Term Equity Incentive Plan.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the AIG Group in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Other Jurisdictions

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Additional Information

We estimate that our share of the total expenses of this offering will be approximately $6.5 million. We will not pay any underwriting discounts or commissions in connection with this offering.

The Company and the AIG Group have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates and Lazard Frères & Co. LLC have, from time to time, performed, and may in the future perform, various financial advisory, asset management and investment banking services for the Company or for the AIG Group, for which they received or will receive customary fees and expenses. Lazard Frères & Co. LLC referred this offering to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in the amount of 50% of the aggregate underwriting discounts and commissions paid to Lazard Capital Markets LLC in connection with this offering. The relationship between Lazard Frères & Co. LLC and Lazard Capital Markets LLC is governed by a business alliance agreement between their respective parent companies, pursuant to which this offering was referred. Lazard Frères & Co. LLC has been retained to provide certain investment banking services to the special committee of our board of directors, including in connection with this offering, for which Lazard Frères & Co. LLC will receive a maximum fee of $6 million, which fee shall be reduced by the amount of the referral fee paid to Lazard Frères & Co. LLC by Lazard Capital Markets LLC in connection with this offering.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC. The public may read and copy any materials filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet web site that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file electronically with the SEC at http://www.sec.gov or through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

We also make available free of charge on or through our Internet web site (http://www.transre.com) our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, you may request copies of these filings at no cost through our Investor Relations Department at: Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, Telephone: (212) 770-2040, Telefax: (212) 248-0965, E-mail: investor_relations@transre.com.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus supplement and the accompanying prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus supplement and before the date that the offering of the securities by means of this prospectus supplement is terminated will automatically update and, where applicable, supersede any information contained in this prospectus supplement and the accompanying prospectus or incorporated by reference in this prospectus supplement.

We incorporate by reference into this prospectus supplement the documents set forth below that have been previously filed with the SEC:

•	TRH Annual Report on Form 10-K for the year ended December 31, 2008 (including the portions of TRH’s Proxy Statement on Schedule 14A, filed on April 10, 2009, incorporated by reference therein);

•	TRH Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

•	TRH Current Reports on Form 8-K filed on March 11, 2009, April 6, 2009, May 26, 2009, May 28, 2009, and June 5, 2009;

•	any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the termination of this offering; and

•	the description of our common stock set forth in our Form 8-A, dated May 25, 1990, filed pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

To obtain copies of these filings, please see “Where You Can Find More Information” above.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Gary A. Schwartz, Senior Vice President and General Counsel of the Company. Dewey & LeBoeuf LLP, New York, New York is acting as counsel to the underwriters.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
INDEX TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Transatlantic Holdings, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Transatlantic Holdings, Inc. and its subsidiaries (the "Company") at December 31, 2008 and December 31, 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
February 27, 2009

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2008 and 2007

	2008	2007
	(in thousands, except share data)
ASSETS
Investments and cash:
Fixed maturities:
Held to maturity, at amortized cost (fair value: 2008—$1,210,432; 2007—$1,280,011)	$1,218,603	$1,249,935
Available for sale, at fair value (amortized cost: 2008—$8,294,813; 2007—$8,034,738) (pledged, at fair value: 2007—$1,966,364)	8,013,071	8,099,252
Equities:
Available for sale, at fair value:
Common stocks (cost: 2008—$479,714; 2007—$572,468) (pledged, at fair value: 2007—$21,900)	425,645	587,373
Nonredeemable preferred stocks (cost: 2008—$102,804; 2007—$224,298)	98,230	197,870
Trading: common stocks, at fair value (cost: 2007—$35,916) (pledged, at fair value: 2007—$2,144)	—	35,357
Other invested assets	243,795	250,921
Securities lending invested collateral, at fair value (amortized cost: 2007—$2,053,271)	—	2,012,031
Short-term investments, at cost (approximates fair value)	230,213	67,801

Total investments	10,229,557	12,500,540
Cash and cash equivalents	288,920	255,432
Accrued investment income	141,563	143,675
Premium balances receivable, net	665,187	641,026
Reinsurance recoverable on paid and unpaid losses and loss adjustment expenses:
Affiliates	250,473	443,856
Other	540,026	630,787
Deferred acquisition costs	239,610	248,081
Prepaid reinsurance premiums	84,238	71,617
Deferred income taxes	692,345	426,600
Other assets	245,019	122,713

Total assets	$13,376,938	$15,484,327

LIABILITIES AND STOCKHOLDERS’ EQUITY
Unpaid losses and loss adjustment expenses	$8,124,482	$7,926,261
Unearned premiums	1,220,133	1,226,647
Securities lending payable	—	2,054,649
5.75% senior notes due December 14, 2015:
Affiliates	448,346	448,158
Other	273,897	298,772
Other liabilities	111,860	180,798

Total liabilities	10,178,718	12,135,285

Commitments and contingent liabilities (see Note 18)
Preferred Stock, $1.00 par value; shares authorized: 5,000,000; none issued	—	—
Common Stock, $1.00 par value; shares authorized: 100,000,000; shares issued: 2008—67,353,258; 2007—67,222,470	67,353	67,222
Additional paid-in capital	268,027	249,853
Accumulated other comprehensive loss	(257,690)	(34,692)
Retained earnings	3,142,449	3,088,578
Treasury Stock, at cost: 988,900 shares of common stock	(21,919)	(21,919)

Total stockholders’ equity	3,198,220	3,349,042

Total liabilities and stockholders’ equity	$13,376,938	$15,484,327

The accompanying notes are an integral part of the consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(in thousands, except per share data)
Revenues:
Net premiums written	$4,108,092	$3,952,899	$3,633,440
Increase in net unearned premiums	(40,703)	(50,230)	(29,346)

Net premiums earned	4,067,389	3,902,669	3,604,094
Net investment income	440,451	469,772	434,540
Realized net capital (losses) gains	(435,541)	9,389	10,862
Gain on early extinguishment of debt	10,250	—	—

Total revenues	4,082,549	4,381,830	4,049,496

Expenses:
Net losses and loss adjustment expenses	2,907,227	2,638,033	2,462,666
Net commissions	980,626	980,121	903,666
Other underwriting expenses	131,555	115,760	102,339
Increase in deferred acquisition costs	(6,956)	(16,901)	(13,471)
Interest on senior notes	43,359	43,421	43,405
Other, net	23,515	25,644	10,983

Total expenses	4,079,326	3,786,078	3,509,588

Income before income taxes	3,223	595,752	539,908

Income taxes (benefits):
Current	45,277	182,612	123,986
Deferred	(144,308)	(74,001)	(12,230)

Total income taxes (benefits)	(99,031)	108,611	111,756

Net income	$102,254	$487,141	$428,152

Net income per common share:
Basic	$1.54	$7.37	$6.49
Diluted	1.53	7.31	6.46
Weighted average common shares outstanding:
Basic	66,270	66,124	65,955
Diluted	66,722	66,654	66,266

The accompanying notes are an integral part of the consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(in thousands, except per share data)
Common Stock:
Balance, beginning of year	$67,222	$67,027	$66,900
Issued under stock compensation plans	131	195	127

Balance, end of year	67,353	67,222	67,027

Additional paid-in capital:
Balance, beginning of year	249,853	228,480	214,700
Excess of (costs) proceeds over par value of common stock issued under stock compensation plans	(1,052)	5,846	3,146
Contributed capital	19,226	15,527	10,634

Balance, end of year	268,027	249,853	228,480

Accumulated other comprehensive (loss) income:
Balance, beginning of year	(34,692)	42,626	35,729
Net change for year	(343,074)	(118,950)	10,613
Deferred income tax effect on net change	120,076	41,632	(3,716)

Balance, end of year	(257,690)	(34,692)	42,626

Retained earnings:
Balance, beginning of year	3,088,578	2,642,056	2,248,541
Net income	102,254	487,141	428,152
Cash dividends declared (per common share: 2008—$0.73; 2007—$0.62; 2006—$0.53)	(48,383)	(40,619)	(34,637)

Balance, end of year	3,142,449	3,088,578	2,642,056

Treasury Stock:
Balance, beginning and end of year	(21,919)	(21,919)	(21,919)

Total stockholders’ equity	$3,198,220	$3,349,042	$2,958,270

The accompanying notes are an integral part of the consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(in thousands)
Cash flows from operating activities:
Net income	$102,254	$487,141	$428,152

Adjustments to reconcile net income to net cash provided by operating activities:
Changes in unpaid losses and loss adjustment expenses, unearned premiums and prepaid reinsurance premiums	179,086	537,967	409,039
Changes in premium and reinsurance balances receivable and payable, net	236,445	293,485	142,191
Change in deferred acquisition costs	8,471	(16,901)	(13,471)
Change in accrued investment income	28,575	(36,969)	(41,262)
Realized net capital losses (gains) from investments	407,455	(33,582)	(22,084)
Changes in current and deferred income taxes	(218,090)	(82,327)	54,881
Change in unrealized net foreign exchange gains and losses	307,364	(152,642)	(149,000)
Changes in other assets and liabilities, net	(8,923)	10,448	6,219
Changes in equities trading, net	28,720	(1,920)	7,512
Other, net	25,130	22,110	23,234

Total adjustments	994,233	539,669	417,259

Net cash provided by operating activities	1,096,487	1,026,810	845,411

Cash flows from investing activities:
Proceeds of fixed maturities available for sale sold	4,346,358	1,348,583	692,237
Proceeds of fixed maturities available for sale redeemed or matured	619,493	490,205	412,379
Proceeds of fixed maturities held to maturity redeemed	25,000	—	—
Proceeds of equities available for sale sold	877,755	1,189,392	981,671
Purchase of fixed maturities available for sale	(5,157,138)	(2,782,062)	(1,767,482)
Purchase of equities available for sale	(899,896)	(1,191,044)	(1,165,148)
Net (purchase) sale of other invested assets	(22,265)	6,115	8,792
Net sales (purchases) in securities lending invested collateral	1,329,619	(305,987)	(1,038,979)
Net (purchase) sale of short-term investments	(173,520)	(20,329)	2,473
Change in other liabilities for securities in course of settlement	(84,369)	1,198	7,350
Other, net	(10,398)	5,947	14,440

Net cash provided by (used in) investing activities	850,639	(1,257,982)	(1,852,267)

Cash flows from financing activities:
Net change in securities lending payable	(1,845,822)	305,987	1,038,979
Dividends to stockholders	(46,382)	(39,019)	(33,637)
Common stock issued	(924)	6,042	3,273
Repurchase of senior notes	(14,750)	—	—
Other, net	2,946	790	233

Net cash (used in) provided by financing activities	(1,904,932)	273,800	1,008,848

Effect of exchange rate changes on cash and cash equivalents	(8,706)	7,540	5,152

Change in cash and cash equivalents	33,488	50,168	7,144
Cash and cash equivalents, beginning of year	255,432	205,264	198,120

Cash and cash equivalents, end of year	$288,920	$255,432	$205,264

Supplemental cash flow information:
Income taxes paid, net	$119,474	$184,592	$54,417
Interest paid on senior notes	43,113	43,125	43,125

The accompanying notes are an integral part of the consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(in thousands)
Net income	$102,254	$487,141	$428,152

Other comprehensive (loss) income:
Net unrealized depreciation of investments, net of tax:
Net unrealized holding (losses) gains	(772,771)	(121,603)	7,932
Deferred income tax benefit (charge) on above	270,470	42,561	(2,777)
Reclassification adjustment for losses (gains) included in net income	417,705	(34,018)	(22,084)
Deferred income tax (charge) benefit on above	(146,197)	11,906	7,729

	(230,793)	(101,154)	(9,200)

Net unrealized currency translation gain, net of tax:
Net unrealized currency translation gain	11,992	36,671	24,765
Deferred income tax charge on above	(4,197)	(12,835)	(8,668)

	7,795	23,836	16,097

Other comprehensive (loss) income	(222,998)	(77,318)	6,897

Comprehensive (loss) income	$(120,744)	$409,823	$435,049

The accompanying notes are an integral part of the consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Operations

Transatlantic Holdings, Inc. (the “Company”) is a holding company, incorporated in the state of Delaware, which owns all of the common stock of Transatlantic Reinsurance Company® (“TRC”). TRC owns all of the common stock of Trans Re Zurich (“TRZ”) and Putnam Reinsurance Company (“Putnam”). As of December 31, 2008, 2007 and 2006, American International Group, Inc. (“AIG”, and collectively with its subsidiaries, the “AIG Group”) beneficially owned approximately 59% of the Company’s outstanding shares. See Note 14 for additional discussion regarding AIG’s 59% beneficial ownership of the Company.

The Company and its subsidiaries (collectively, “TRH”), through its operating subsidiaries TRC, TRZ and Putnam, offers reinsurance capacity for a full range of property and casualty products to insurers and reinsurers on a treaty and facultative basis, with an emphasis on specialty classes. Including domestic as well as international risks, TRH’s principal lines of business are other liability (including directors’ and officers’ liability (“D&O”), errors and omissions liability (“E&O”) and general casualty), medical malpractice, ocean marine and aviation, auto liability (including non-standard risks), accident and health and surety and credit in the casualty lines, and fire, allied lines, auto physical damage and homeowners multiple peril lines in the property lines (which include property catastrophe risks). Casualty lines represented 69.8%, 71.0% and 73.3% of net premiums written in 2008, 2007 and 2006, respectively. The balance represented property lines.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation: The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. The Company consolidates subsidiaries in which it holds a controlling financial interest. Entities where the Company holds 20% to 50% of the voting rights and hedge funds in which TRH holds a 5% or greater interest or where it has more than a minor influence over the operations of the investee are accounted for under the equity method.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). All material intercompany accounts and transactions have been eliminated. Certain reclassifications and format changes have been made to prior years’ amounts to conform to the 2008 presentation.

(b) Use of Estimates: The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts and related disclosures. TRH relies on historical experience and on various other assumptions that it believes to be reasonable under the circumstances to make judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could materially differ from those estimates.

TRH believes that its most critical accounting estimates are those with respect to loss reserves, fair value measurements of certain financial assets, other-than-temporary impairments of investments, premium revenues and deferred acquisition costs, as they require management’s most significant exercise of judgment on both a quantitative and qualitative basis in the preparation of TRH’s consolidated financial statements and footnotes. The accounting estimates that result require the use of assumptions about certain matters that are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, TRH’s results of operations and financial condition would be affected, possibly materially.

(c) Investments: Fixed maturities are classified as held to maturity and carried at amortized cost if TRH has the positive intent and ability to hold each of these securities to maturity. When TRH does not have the positive intent to hold fixed maturities to maturity, such fixed maturities are classified as available for sale and carried at fair value. Premiums and discounts arising from the purchase of fixed maturities are treated as yield adjustments over their estimated lives, until maturity or call date, if applicable. Common stocks and non-redeemable preferred stocks are carried at fair value. See Note 3 for TRH’s methodology for determining the fair value of its investments.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other invested assets primarily include investments in hedge funds in which TRH holds a 5% or greater interest or where TRH has more than a minor influence over operations of the investee and TRH’s 40% interest in Kuwait Reinsurance Company (K.S.C.). Such investments are accounted for on the equity method. In applying the equity method of accounting, TRH consistently uses the most recently available financial information provided by the general partner or management of each of these investments. The financial information is for the period ended one to three months prior to the end of TRH’s reporting period. The financial statements of these investees are generally audited on an annual basis. The carrying value of such investments represents TRH’s share of the net asset value of these entities. The changes in such net asset values for investments carried on the equity method, other than the portion related to TRH’s share of the investee’s changes in accumulated other comprehensive income, are recorded in net investment income.

Through 2008, TRH participated in a securities lending program (the “Securities Lending Program”) managed by a subsidiary of AIG, whereby certain securities (principally fixed maturities available for sale) from its portfolio were loaned to third parties. Under such program, TRH loaned securities to counterparties and received collateral, generally cash, which was returned to the counterparties when the loaned securities were returned to TRH at a future date. The fair values of the loaned securities, which are reflected in the aggregate parenthetically as pledged on the balance sheet, were monitored on a daily basis with additional collateral obtained or refunded as the values fluctuated.

Prior to the latter half of 2007, the collateral received was invested in segregated pooled accounts of the program manager containing floating rate bonds, including asset-backed securities, and interest-bearing cash equivalents. During the latter half of 2007, TRH’s interest in such pooled accounts was exchanged for separate portfolios containing floating rate bonds (i.e., fixed maturities), including asset-backed securities, and interest-bearing cash equivalents. These portfolios were maintained in segregated accounts for TRH by the program manager.

Prior to the fourth quarter of 2008, the transfers of securities in exchange for collateral under the Securities Lending Program were accounted for as secured borrowings. Securities lending invested collateral was shown on the balance sheet at fair value. A liability was recorded in an amount equal to the collateral received, reflecting TRH’s obligation to return the collateral when the loaned securities were returned. Income earned on invested collateral, net of interest payable to the collateral provider, was included in net investment income. As a result of conditions affecting the financial and credit markets, in the fourth quarter of 2008, counterparties were successful in negotiating significantly reduced collateral levels (i.e., collateral received as a percentage of the fair value of the security loaned). Due to the lower collateral levels, during the fourth quarter of 2008, many of such loaned securities were accounted for as sales at the time of transfer and as purchases when the securities were subsequently returned. In the fourth quarter of 2008, TRH terminated its participation in the Securities Lending Program.

Unrealized gains and losses from fixed maturities available for sale, equities available for sale, securities lending invested collateral and other invested assets, are reported as a separate component of accumulated other comprehensive (loss) income, net of deferred income taxes, in stockholders’ equity. Unrealized gains and losses from investments in trading securities are reported in net investment income. Investments in fixed maturities and equity securities are recorded on a trade date basis.

TRH evaluates its investments for other-than-temporary impairments in valuation. TRH evaluates its investments for impairments such that a security is considered a candidate for other-than-temporary impairment if it meets any of the following criteria:

•	Trading at a significant (25% or more) discount to par, amortized cost (if lower) or cost for an extended period of time (nine consecutive months or longer);

•	The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under the bankruptcy

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laws or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than the par value of their claims; or

•	TRH may not realize a full recovery on its investment, regardless of the occurrence of one or more of the foregoing events.

The determination that a security has incurred an other-than-temporary decline in value requires the judgment of TRH’s management and consideration of the fundamental condition of the issuer, its near-term prospects and all relevant facts and circumstances. The above criteria also consider circumstances of a rapid and severe market valuation decline, such as that experienced in current credit markets, in which TRH could not reasonably assert that the impairment period would be temporary (severity losses).

At each balance sheet date, TRH evaluates its securities holdings with unrealized losses. When TRH does not intend to hold such securities until they have recovered their cost basis, TRH records the unrealized loss in income as a realized capital loss. If a loss is recognized from a sale subsequent to a balance sheet date pursuant to changes in circumstances, the loss is recognized in the period in which the intent to hold the securities to recovery no longer exists.

In periods subsequent to the recognition of an other-than-temporary impairment write-down of fixed maturity securities, which are not credit or foreign exchange related, TRH generally accretes into income the discount or amortizes the reduced premium resulting from the reduction in cost basis over the remaining life of the security.

(d) Cash and Cash Equivalents: Cash and cash equivalents, which are principally interest-bearing, generally include cash deposited in demand deposits at banks and highly liquid investments with original maturities of 90 days or less.

(e) Deferred Acquisition Costs: Acquisition costs, consisting primarily of net commissions incurred on business conducted through reinsurance contracts or certificates, are deferred, and then amortized over the period in which the related premiums are earned, generally one year. Anticipated losses and loss adjustment expenses (“LAE”) and estimated remaining costs of servicing the contracts are considered in the evaluation of recoverability of acquisition costs to be deferred. Anticipated investment income is not considered in such evaluation.

(f) Deferred Income Taxes: Deferred tax assets and liabilities are recorded for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. TRH assesses its ability to realize deferred tax assets considering all available evidence including earnings history, the timing, character and amount of future earnings potential, the reversal of taxable temporary differences and the tax planning strategies available to legal entities when recognizing deferred tax assets, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” See Note 5 for further discussion of income taxes.

(g) Unearned Premiums and Premium Revenues: In recent years, premiums from treaty contracts have approximated 97% of net premiums written, while facultative contracts have approximated 3%. For pro rata treaty contracts, premiums written and earned are based on reports received from ceding companies. For excess-of-loss treaty contracts, premiums are generally recorded as written based on contract terms. Premiums are earned ratably over the term of the related coverages. Unearned premiums and prepaid reinsurance premiums represent the portion of gross premiums written and ceded premiums written, respectively, relating to the unexpired terms of such coverages. Premiums written and earned, along with related costs, for which data has not been reported by the ceding companies, are estimated based on historical patterns and other relevant information. These estimates are subject to change when actual data for such items estimated

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becomes available. In the Consolidated Statements of Operations, premiums written and earned and the change in unearned premiums are presented net of reinsurance ceded.

(h) Net Investment Income: Net investment income represents income primarily from the following sources:

•	Interest income from fixed maturities, as well as amortization and accretion of premiums and discounts on fixed maturities

•	Dividend income and distributions from common and preferred stock and other investments when receivable

•	Earnings from investments accounted for under the equity method

•	Realized and unrealized gains and losses from investments in trading securities accounted for at fair value

(i) Realized Net Capital Gains and Losses: Realized capital gains and losses principally emanate from the following sources:

•	Sales and redemptions of fixed maturities, equities (except trading securities accounted for at fair value), securities lending invested collateral and hedge fund interests

•

Reductions to the cost basis of fixed maturities, equity securities (except trading securities accounted for at fair value), securities lending invested collateral and other invested assets for other-than-temporary impairments

•	Exchange gains and losses resulting from foreign currency transactions

(j) Losses and LAE: Unpaid losses and LAE (“gross loss reserves”) are principally based on reports and individual case estimates received from ceding companies. The incurred but not reported (“IBNR”) portion of gross loss reserves is based on past experience and other factors. The methods used to determine such estimates and to establish the resulting reserves are continually reviewed and updated. Any adjustments are reflected in income currently. Net losses and LAE incurred consists of the estimated ultimate cost of settling claims incurred within the reporting period (net of related reinsurance recoverable), including IBNR claims, plus changes in estimates of prior period losses.

The estimation of loss reserves is inherently difficult and subjective, especially in view of changes in the legal and tort environment which impact the development of loss reserves, and therefore quantitative techniques frequently have to be supplemented by subjective considerations and managerial judgment. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect liability development to the same degree in the future.

While the reserving process is difficult for ceding companies, the inherent uncertainties of estimating loss reserves are even greater for reinsurers, due primarily to the longer-term nature of much reinsurance business, the diversity of development patterns among different types of reinsurance treaties or facultative contracts, the necessary reliance on the ceding companies for information regarding reported claims and differing reserving practices among ceding companies, which are subject to change without notice. TRH writes a significant amount of non-proportional assumed casualty reinsurance as well as proportional assumed reinsurance of excess liability business for classes such as medical malpractice, D&O, E&O and general casualty. Claims from such classes can exhibit greater volatility over time than most other classes due to their low frequency, high severity nature and loss cost trends that are more difficult to predict.

Losses and loss adjustment expenses net of related reinsurance recoverable (“net loss reserves”) include amounts for risks relating to environmental impairment and asbestos-related illnesses. The great majority of TRH’s environmental and asbestos-related net loss reserves arose from contracts entered into after 1985 that were underwritten specifically as environmental or asbestos-related coverages rather than from standard general liability coverages, where the environmental or asbestos-related liabilities were neither clearly defined nor specifically excluded. The reserves carried at December 31, 2008 and 2007 for such claims, including IBNR reserves, are based upon known facts

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and current law at the respective balance sheet dates. However, significant uncertainty exists in determining the amount of ultimate liability for environment impairment and asbestos-related losses, particularly for those occurring in 1985 and prior. This uncertainty is due to inconsistent court resolutions and judicial interpretations with respect to underlying policy intent and coverage and uncertainties as to the allocation of responsibility for resultant damages, among other things. Further, there is always the possibility of changes in statutes, laws, regulations and other factors that could have a material effect on these liabilities and, accordingly, future earnings.

(k) Currency Translation: Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at year-end exchange rates. Income and expense accounts are translated at average exchange rates for the year. The resulting net unrealized currency translation gain (loss) for functional currencies is recorded as a separate component of accumulated other comprehensive income, net of related taxes, in stockholders’ equity.

Transaction gains and losses on assets and liabilities denominated in foreign currencies are recorded as a component of realized net capital (losses) gains during the period in which they occur.

(l) Recent Accounting Standards:

(1) Adoption of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”)

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing guidance about whether an asset or liability is carried at fair value. The fair value measurement and related disclosure guidance in SFAS 157 does not apply to fair value measurements associated with share-based compensation awards accounted for in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”).

TRH adopted SFAS 157 on January 1, 2008, its required effective date. With certain specific exceptions which would require a cumulative-effect adjustment to opening retained earnings on January 1, 2008, SFAS 157 must be applied prospectively. At January 1, 2008, in accordance with the standard, TRH made no adjustment to opening retained earnings. In addition, there were no significant changes to valuation methodologies applied as of December 31, 2008 compared to those used as of December 31, 2007.

In October 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”). FSP FAS 157-3 clarifies the application of SFAS 157 with respect to the fair value measurements of a security when the market for that security is inactive. TRH adopted FSP FAS 157-3 in the third quarter of 2008. There were no significant changes to valuation methods applied as of December 31, 2008 as a result of FSP FAS 157-3.

(2) SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).

In February 2007, the FASB issued SFAS 159. SFAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in income. SFAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS 159 was effective for TRH on January 1, 2008. TRH did not employ this standard to measure any assets or liabilities at fair value that were not previously required to be measured on that basis.

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(3) Adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”)

In July 2006, the FASB issued FIN 48, which clarified the accounting for uncertain income tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and additional disclosures. TRH adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material effect on TRH’s financial position as of January 1, 2007 or TRH’s results of operations and cash flows in the year of adoption.

(4) Future Application of Accounting Standards

(i) In November 2008, the FASB ratified FASB Emerging Issue Task Force Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”). EITF 08-6 clarified the accounting for certain transactions and impairment considerations involving equity method investments. For TRH, EITF 08-6 will be effective on January 1, 2009 and must be applied prospectively. TRH does not expect the adoption of EITF 08-6 to have a material effect on TRH’s financial condition, results of operations or cash flows.

(ii) In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements presented in conformity with GAAP but does not change current practices. SFAS 162 will become effective on the 60th day following SEC approval of the Public Company Accounting Oversight Board amendments to remove GAAP hierarchy from the auditing standards. SFAS 162 will have no effect on TRH’s consolidated financial condition, results of operations or cash flows.

(iii) In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60” (“SFAS 163”). SFAS 163 requires insurance companies to recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. SFAS 163 also clarifies how SFAS No. 60, “Accounting and Reporting by Insurance Enterprises,” applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. SFAS 163 does not apply to certain insurance contracts that are similar to financial guarantee insurance contracts issued by insurance companies (such as mortgage guaranty insurance or credit insurance on trade receivables), nor does it apply to financial guarantee insurance contracts that are derivative instruments included within the scope of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” For TRH, SFAS 163 is required to be adopted on January 1, 2009, although certain disclosures are required in the consolidated financial statements for 2008. As current and prior years’ in-force financial guarantee business and related loss and loss adjustment expense reserves were not material as of December 31, 2008, such disclosures for 2008 have not been provided. Early adoption of SFAS 163 is prohibited. Based on the fact that TRH’s financial guarantee business and related loss and loss adjustment expense reserves are presently not material, TRH does not expect the adoption of SFAS 163 to have a material effect on the recognition and measurement of premium revenue and claim liabilities in its consolidated financial statements.

(iv) In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R changes the accounting for business combinations in a number of ways, including broadening the transactions or events that are considered business combinations, requiring an acquirer to recognize 100% of the fair values

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of assets acquired, liabilities assumed, and noncontrolling interests; recognizing contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in income; and recognizing preacquisition loss and gain contingencies at their acquisition- date fair values, among other changes. For TRH, SFAS 141R is required to be adopted for business combinations for which the acquisition date is on or after January 1, 2009. Early adoption is prohibited.

3. Fair Value Measurements

Effective January 1, 2008, TRH adopted SFAS 157, which specifies measurement and disclosure standards related to assets and liabilities measured at fair value. See Note 2(l) for additional information.

(a) Fair Value Measurements on a Recurring Basis

TRH measures at fair value on a recurring basis financial instruments included principally in its available for sale securities portfolios and certain short-term investments and cash equivalents. The fair value of a financial instrument is the amount that would be received to sell an asset in an orderly transaction between willing, able and knowledgeable market participants at the measurement date.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the asset being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

A further discussion of the most significant categories of investments carried at fair value on a recurring basis follows:

(1) Fixed Maturities (Including Fixed Maturities Within Securities Lending Invested Collateral) and Equity Securities Available for Sale

TRH maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, TRH obtains quoted prices in active markets for identical assets at the balance sheet date to measure at fair value fixed maturity and marketable equity securities in its available for sale portfolios. Market price data generally is obtained from exchange or dealer markets.

TRH estimates the fair value of fixed maturity securities not traded in active markets by referring to traded securities with similar attributes, using dealer quotations and matrix pricing methodologies, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For fixed maturity securities that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

based on available market evidence. In the absence of such evidence, management’s best estimate is used.

Fair values for fixed maturity securities based on observable market prices for identical or similar instruments implicitly include the incorporation of counterparty credit risk. Fair values for fixed maturity securities based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

(2) Certain Short-Term Investments and Cash Equivalents

Short-term investments and cash equivalents are carried at cost or amortized cost, which approximates fair value, and principally include money market instruments and commercial paper. These instruments are typically not traded in active markets; however, their fair values are based on market observable inputs.

(b) Fair Value Measurements on a Non-Recurring Basis

TRH also measures the fair value of certain assets, generally quarterly, annually, or when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. These assets primarily include held-to-maturity fixed maturities, which are carried on the balance sheet at amortized cost, and cost and equity-method investments. When TRH determines that the carrying value of these assets may not be recoverable, TRH records the assets at fair value with the loss recognized in income as a realized capital loss. In such cases, TRH measures the fair value of these assets using the techniques discussed above for fixed maturities and equity securities.

See Note 2(c) for additional information about how TRH tests its investments for other-than-temporary impairment.

(c) Fair Value Hierarchy

Beginning January 1, 2008, assets recorded at fair value in the consolidated balance sheet are measured and classified in a hierarchy for disclosure purposes consisting of three “levels” based on the observability of inputs available in the marketplace used to measure the fair values as discussed below:

•

Level 1: Fair value measurements that are quoted prices (unadjusted) in active markets that TRH has the ability to access for identical assets. Market price data generally is obtained from exchange or dealer markets. TRH does not adjust the quoted price for such instruments. Assets measured at fair value on a recurring basis and classified as Level 1 principally include certain government and government agency securities and actively traded listed common stocks and mutual funds (which are included on the balance sheet in common stocks available for sale).

•

Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets measured at fair value on a recurring basis and classified as Level 2 generally include certain government and government agency securities, state, municipal and political subdivision obligations, most investment-grade and high-yield corporate bonds, most nonredeemable preferred stocks available for sale, most asset-backed securities and certain short-term investments and cash equivalents.

•

Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements may be made under circumstances in which there is little, if any, market activity for the asset. TRH’s assessment

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, TRH considers factors specific to the asset. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assets measured at fair value on a recurring basis and classified as Level 3 principally include certain asset-backed fixed maturities.

(d) Assets Measured at Fair Value on a Recurring Basis

The following table presents information about assets measured at fair value on a recurring basis at December 31, 2008 and indicates the level of the fair value measurement based on the levels of the inputs used:

	Level 1	Level 2	Level 3	Balance December 31, 2008
	(in millions)
Assets(1):
Fixed maturities available for sale	$19.1	$7,908.6	$85.4	$8,013.1
Common stocks available for sale	425.6	—	—	425.6
Nonredeemable preferred stocks available for sale	—	95.7	2.5	98.2
Other invested assets	0.1	—	33.2	33.3
Short-term investments(2)	1.5	89.2	—	90.7
Cash and cash equivalents(2)	—	51.2	—	51.2

Total	$446.3	$8,144.7	$121.1	$8,712.1

(1)	Represents only items measured at fair value.

(2)	Short-term investments and cash equivalents in Level 2 are carried at cost which approximates fair value.

At December 31, 2008, Level 3 assets totaled $121.1 million, representing 1.4% of total assets measured at fair value on a recurring basis.

The following tables present analyses of the changes during 2008 in Level 3 assets measured at fair value on a recurring basis and the realized and unrealized gains (losses) recorded in income during 2008 related to those assets that remained on the consolidated balance sheet at December 31, 2008:

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fixed Maturities Available for Sale	Nonredeemable Preferred Stocks Available for Sale	Other Invested Assets	Securities Lending Invested Collateral	Total
	(in millions)
Balance, January 1, 2008	$0.5	$2.5	$18.3	$151.3	$172.6
Net realized/unrealized gains/losses included in:
Net investment income	0.6	—	1.1	0.5	2.2
Net realized capital losses	(15.4)	—	—	(11.5)	(26.9)
Accumulated other comprehensive (loss) income	(6.1)	—	0.5	1.0	(4.6)
Purchases, sales, issuances and settlements, net	(0.8)	—	22.8	(3.0)	19.0
Transfer of investments	53.8	—	—	(53.8)	—
Transfer in (out) of Level 3	52.8	—	(9.5)	(84.5)	(41.2)

Balance, December 31, 2008	$85.4	$2.5	$33.2	$—	$121.1

Unrealized losses recorded in realized net capital losses on instruments held at December 31, 2008	$(52.8)	$—	$—	$—	$(52.8)

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. As a result, the unrealized gains and losses on instruments held at December 31, 2008 may include changes in fair value that were attributable to both observable inputs (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities).

Net unrealized depreciation related to Level 3 investments approximated $22.7 million at December 31, 2008.

(e) Assets Measured at Fair Value on a Non-Recurring Basis

None of TRH’s assets were written down to fair value on a non-recurring basis during 2008.

4. Investments

(a) Statutory Deposits: Investments with carrying values of $552 million and $442 million at December 31, 2008 and 2007, respectively, were deposited with governmental authorities as required by law. The substantial majority of these deposits are fixed maturities and common stocks available for sale.

(b) Net Investment Income: An analysis of net investment income of TRH follows:

	Years Ended December 31,
	2008	2007	2006
	(in thousands)
Fixed maturities	$427,620	$395,823	$354,890
Equities	19,735	25,639	28,122
Other invested assets (including hedge funds)	(18,999)	37,755	38,804
Other	22,056	19,206	22,420

Total investment income	450,412	478,423	444,236
Investment expenses	(9,961)	(8,651)	(9,696)

Net investment income	$440,451	$469,772	$434,540

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in net unrealized gains (losses) included in net investment income from equities classified as trading securities in 2008, 2007 and 2006 were $0.6 million, ($1.4) million and $2.5 million.

(c) Investment Gains and Losses: Realized net capital (losses) gains are summarized as follows:

	Years Ended December 31,
	2008	2007	2006
	(in thousands)
Realized net capital (losses) gains by source:
Fixed maturities	$(88,478)	$(1,399)	$(306)
Equities available for sale	(220,261)	37,247	22,343
Securities lending invested collateral	(105,703)	(1,830)	—
Net foreign currency transaction losses	(17,837)	(24,629)	(11,222)
Other	(3,262)	—	47

Total	$(435,541)	$9,389	$10,862

Realized net capital (losses) gains resulted from:
Sales and redemptions of securities	$(99,914)	$61,155	$23,563
Other-than-temporary impairment write-downs	(317,790)	(27,137)	(1,479)
Net foreign currency transaction losses	(17,837)	(24,629)	(11,222)

Total	$(435,541)	$9,389	$10,862

The change in net unrealized appreciation (depreciation) of investments is summarized as follows:

	Years Ended December 31,
	2008	2007	2006
	(in thousands)
Change in net unrealized appreciation (depreciation) of investments, before deferred income tax effect:
Fixed maturities carried at amortized cost	$(38,247)	$(7,541)	$10,733
Fixed maturities carried at fair value	(346,256)	(53,286)	(36,812)
Equities available for sale carried at fair value	(47,120)	(63,576)	26,332
Other(1)	38,311	(38,759)	(3,674)

Total	$(393,312)	$(163,162)	$(3,421)

(1)	Includes net unrealized appreciation (depreciation) from securities lending invested collateral of $41.2 million and ($41.2) million in 2008 and 2007, respectively.

Gross realized gains and gross realized losses on sales of TRH’s available for sale securities and securities lending invested collateral were as follows:

	2008		2007		2006
	Gross Realized Gains	Gross Realized Losses	Gross Realized Gains	Gross Realized Losses	Gross Realized Gains	Gross Realized Losses
	(in millions)
Fixed maturities	$101.4	$(62.3)	$4.4	$(5.4)	$2.8	$(3.9)
Equities	51.1	(176.6)	90.2	(28.3)	61.8	(39.3)
Securities lending invested collateral	—	(8.0)	0.1	(1.9)	—	—

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(d) Fixed Maturities: The amortized cost and fair value of investments classified as fixed maturities on the balance sheet at December 31, 2008 and 2007 are summarized as follows:

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses(1)
	(in thousands)
2008
Fixed maturities held to maturity and carried at amortized cost:
States, municipalities and political subdivisions	$1,218,603	$30,069	$(38,240)	$1,210,432

Fixed maturities available for sale and carried at fair value:
U.S. Government and government agencies	$40,783	$4,565	$(150)	$45,198
States, municipalities and political subdivisions	5,354,696	57,452	(263,055)	5,149,093
Foreign governments	275,262	5,827	(491)	280,598
Corporate	2,089,766	78,946	(74,683)	2,094,029
Asset-backed	534,306	1,205	(91,358)	444,153

Total	$8,294,813	$147,995	$(429,737)	$8,013,071

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses(1)
	(in thousands)
2007
Fixed maturities held to maturity and carried at amortized cost:
States, municipalities and political subdivisions	$1,249,935	$32,871	$(2,795)	$1,280,011

Fixed maturities available for sale and carried at fair value:
U.S. Government and government agencies	$323,364	$7,564	$(90)	$330,838
States, municipalities and political subdivisions	5,231,314	123,661	(19,856)	5,335,119
Foreign governments	330,079	2,372	(2,439)	330,012
Corporate	2,108,885	3,882	(52,010)	2,060,757
Asset-backed	41,096	1,502	(72)	42,526

Total	$8,034,738	$138,981	$(74,467)	$8,099,252

(1)	See Note 4(g) for additional information about gross unrealized losses as of December 31, 2008 and 2007.

The amortized cost and fair value of fixed maturities at December 31, 2008 by contractual maturity are as follows. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Investments in fixed maturities exclude short-term investments.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Amortized Cost	Fair Value
	(in thousands)
Fixed maturities held to maturity:
Due after five years through ten years	$128,200	$132,412
Due after ten years	1,090,403	1,078,020

Total	$1,218,603	$1,210,432

Fixed maturities available for sale:
Non-asset-backed:
Due in one year or less	$375,969	$376,594
Due after one year through five years	1,493,755	1,480,476
Due after five years through ten years	1,952,555	1,922,592
Due after ten years	3,938,228	3,789,256
Asset-backed(1)	534,306	444,153

Total	$8,294,813	$8,013,071

(1)	Asset-backed fixed maturities by their nature do not generally have single maturity dates.

(e) Equities: At December 31, 2008 and 2007, net unrealized depreciation of equities available for sale (before applicable income taxes) included gross gains of $22.9 million and $31.0 million, respectively, and gross losses of $81.5 million and $42.5 million, respectively. (See Note 4(g) for additional information about gross unrealized losses as of December 31, 2008 and 2007.)

(f) Securities Lending Program: Through 2008, TRH participated in a securities lending program (the “Securities Lending Program”) managed by a subsidiary of AIG, whereby certain securities (principally fixed maturities available for sale) from its portfolio were loaned to third parties. (See Note 2(c).) Under such program, TRH loaned securities to counterparties and received collateral, generally cash, which was returned to the counterparties when the loaned securities were returned to TRH at a future date. The fair values of the loaned securities, which are reflected in the aggregate parenthetically as pledged on the balance sheet, were monitored on a daily basis with additional collateral obtained or refunded as the values fluctuated.

Prior to the latter half of 2007, the collateral received was invested in segregated pooled accounts of the program manager containing floating rate bonds, including asset-backed securities, and interest-bearing cash equivalents. During the latter half of 2007, TRH’s interest in such pooled accounts was exchanged for separate portfolios containing floating rate bonds (i.e., fixed maturities), including asset-backed securities, and interest-bearing cash equivalents. These portfolios were maintained in segregated accounts for TRH by the program manager.

Prior to the fourth quarter of 2008, the transfers of securities in exchange for collateral under the Securities Lending Program were accounted for as secured borrowings. Securities lending invested collateral was shown on the balance sheet at fair value. A liability was recorded in an amount equal to the collateral received, reflecting TRH’s obligation to return the collateral when the loaned securities were returned. As a result of conditions affecting the financial and credit markets, in the fourth quarter of 2008, counterparties were successful in negotiating significantly reduced collateral levels (i.e., collateral received as a percentage of the fair value of the security loaned). Due to the lower collateral levels, during the fourth quarter of 2008, many of such loaned securities were accounted for as sales at the time of transfer and as purchases when the securities were subsequently returned. The sale and return of such securities resulted in realized net capital losses of $16 million in 2008. In the fourth quarter of 2008, TRH terminated its participation in the Securities Lending Program.

In 2008, TRH repaid certain securities lending payables using cash from sources other than the sale of securities lending invested collateral. In that regard, fixed maturities were transferred from the securities lending invested collateral portfolio to the fixed maturities available for sale portfolio. Such

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

transferred securities included commercial mortgage-backed securities, residential mortgage-backed securities and other asset-backed securities.

The amortized cost and fair value of securities lending invested collateral by underlying category of security at December 31, 2007 is summarized as follows:

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses(1)
	(in thousands)
2007
Fixed maturities available for sale:
Asset-backed:
Commercial mortgage-backed	$159,113	$—	$(2,613)	$156,500
Residential mortgage-backed	618,505	3,822	(26,059)	596,268
Other asset-backed	123,844	—	(1,366)	122,478

Total asset-backed	901,462	3,822	(30,038)	875,246
Non-asset-backed	955,070	54	(15,078)	940,046

Total fixed maturities available for sale	1,856,532	3,876	(45,116)	1,815,292
Cash equivalents	196,739	—	—	196,739

Total securities lending invested collateral	$2,053,271	$3,876	$(45,116)	$2,012,031

(1)	See Note 4(g) for additional information about gross unrealized losses as of December 31, 2007.

(g) Additional Information on Gross Unrealized Losses on All Fixed Maturities, on Equities Available for Sale and, in 2007 only, on Securities Lending Invested Collateral: As of December 31, 2008 and 2007, TRH’s aggregate gross unrealized losses on all fixed maturities, on equities available for sale and on securities lending invested collateral totaled $549.5 million and $164.9 million, respectively. As of December 31, 2008 and 2007, no single issuer accounted for more than 5% and 4%, respectively, of the aggregate gross unrealized losses.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2008 and 2007, the aging of the gross unrealized losses with respect to all fixed maturities, equities and securities lending invested collateral, grouped by percentage of gross unrealized loss (the extent by which the fair value is less than cost or amortized cost) relative to cost or amortized cost, including the number of respective items, was as follows:

2008

Months in a Continuous Unrealized Loss Position	Fair Value 20% or Less under Cost or Amortized Cost			Fair Value Greater than 20% up to 50% under Cost or Amortized Cost			Total
	Fair Value	Gross Unrealized Losses	Items	Fair Value	Gross Unrealized Losses	Items	Fair Value	Gross Unrealized Losses	Items
	(dollars in millions)
Total Fixed Maturities
0-6	$2,381	$98	366	$120	$52	23	$2,501	$150	389
6-12	1,330	96	193	35	12	9	1,365	108	202
>12	618	67	115	377	143	55	995	210	170

Total	$4,329	$261	674	$532	$207	87	$4,861	$468	761

Equities Available for Sale
0-6	$100	$12	96	$87	$41	102	$187	$53	198
6-12	37	5	19	45	23	41	82	28	60
>12	—	—	—	1	1	1	1	1	1

Total	$137	$17	115	$133	$65	144	$270	$82	259

Total
0-6	$2,481	$110	462	$207	$93	125	$2,688	$203	587
6-12	1,367	101	212	80	35	50	1,447	136	262
>12	618	67	115	378	144	56	996	211	171

Total	$4,466	$278	789	$665	$272	231	$5,131	$550	1,020

2007

Months in a Continuous Unrealized Loss Position	Fair Value 20% or Less under Cost or Amortized Cost			Fair Value Greater than 20% up to 50% under Cost or Amortized Cost			Total
	Fair Value	Gross Unrealized Losses	Items	Fair Value	Gross Unrealized Losses	Items	Fair Value	Gross Unrealized Losses	Items
	(dollars in millions)
Total Fixed Maturities
0-6	$2,224	$61	372	$—	$—	—	$2,224	$61	372
6-12	755	14	78	—	—	—	755	14	78
>12	135	3	34	—	—	—	135	3	34

Total	$3,114	$78	484	$—	$—	—	$3,114	$78	484

Equities Available for Sale
0-6	$356	$34	139	$22	$8	9	$378	$42	148
6-12	4	0	4	—	—	—	4	0	4
>12	—	—	—	—	—	—	—	—	—

Total	$360	$34	143	$22	$8	9	$382	$42	152

Securities Lending Invested Collateral
0-6	$1,381	$38	179	$5	$2	1	$1,386	$40	180
6-12	227	3	37	—	—	—	227	3	37
>12	58	2	8	—	—	—	58	2	8

Total	$1,666	$43	224	$5	$2	1	$1,671	$45	225

Total
0-6	$3,961	$133	690	$27	$10	10	$3,988	$143	700
6-12	986	17	119	—	—	—	986	17	119
>12	193	5	42	—	—	—	193	5	42

Total	$5,140	$155	851	$27	$10	10	$5,167	$165	861

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

TRH does not consider its investments with unrealized losses to be other-than-temporarily impaired. The $211 million of unrealized losses for TRH’s investments that have been in a continuous unrealized loss position for more than twelve months as of December 31, 2008 represents 2% of the $10.10 billion of total amortized cost or cost of TRH’s total fixed maturities and equities available for sale. These unrealized losses resulted largely from changes in market interest rates caused principally by a widening of credit spreads from market dislocation and general market illiquidity. The majority of these securities in a loss position are highly-rated state, municipality or political subdivision fixed maturities. TRH has the ability and intent to hold all securities in an unrealized loss position until their fair values recover. In making this determination, TRH has considered factors specific to the securities that have unrealized losses coupled with TRH’s history of consistently strong operating cash flows, levels of cash, cash equivalents and liquid investment classes, as well as its short and medium-term cash needs.

At December 31, 2008 and 2007, the gross unrealized losses for all fixed maturities, equities available for sale and securities lending invested collateral included the following concentrations:

2008

Concentration	Gross Unrealized Losses
(in thousands)

States, municipalities and political subdivisions	$301,295
Banking and financial institutions	91,175
Residential mortgage-backed	70,304
Energy	14,807
Commercial mortgage-backed	13,799
Technology	12,086
Other	46,055

Total	$549,521

2007

Concentration	Gross Unrealized Losses
(in thousands)

Banking and financial institutions	$80,686
Residential mortgage-backed	26,366
States, municipalities and political subdivisions	22,651
U.S. Government and government agencies	7,984
Other	27,172

Total	$164,859

The fair value of fixed maturities and securities lending invested collateral, which is comprised principally of fixed maturities, in an unrealized loss position at December 31, 2008 and 2007, by contractual maturity, is shown below:

	2008	2007
	(in thousands)
Non-asset-backed:
Due in one year or less	$73,915	$404,454
Due after one year through five years	408,603	1,590,134
Due after five years through ten years	553,534	819,549
Due after ten years	3,479,123	1,107,008
Asset-backed (1)	345,472	864,141

Total	$4,860,647	$4,785,286

(1)	Asset-backed fixed maturities by their nature do not generally have single maturity dates.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Income Taxes (Benefits)

The Company files a U.S. consolidated federal income tax return with its domestic subsidiaries, which includes foreign operations. TRC will include as part of its taxable income those items of income of the non-U.S. subsidiary, TRZ, which are subject to U.S. income tax currently, pursuant to Subpart F income rules of the Internal Revenue Code, and included, as appropriate, in the consolidated federal income tax return.

The U.S. federal income tax rate was 35% for 2008, 2007 and 2006. Actual tax (benefit) expense on income before income taxes differs from the “expected” amount computed by applying the U.S. federal income tax rate because of the following:

	Years Ended December 31,
	2008		2007		2006
	Amount	Percent of Income Before Income Taxes	Amount	Percent of Income Before Income Taxes	Amount	Percent of Income Before Income Taxes
	(dollars in thousands)
“Expected” tax expense	$1,128	35.0%	$208,513	35.0%	$188,968	35.0%
Adjustments:
Tax-exempt interest	(89,359)	(2,772.8)	(82,866)	(13.9)	(76,754)	(14.2)
Dividends received deduction	(4,867)	(151.0)	(5,011)	(0.8)	(3,688)	(0.7)
Recognition of previously uncertain tax benefit	—	—	(5,300)	(0.9)	—	—
Interest on net tax refunds	(3,656)	(113.4)	(4,279)	(0.7)	—	—
Other	(2,277)	(70.8)	(2,446)	(0.5)	3,230	0.6

Actual tax (benefit) expense	$(99,031)	(3,073.0)%	$108,611	18.2%	$111,756	20.7%

Foreign and domestic components of actual tax (benefit) expense:
Foreign	$73,814		$117,172		$92,413
Domestic:
Current	(28,537)		65,440		31,573
Deferred	(144,308)		(74,001)		(12,230)

	$(99,031)		$108,611		$111,756

(Loss) income before income taxes from Domestic operations was ($263.9) million, $268.1 million and $199.3 million in 2008, 2007 and 2006, respectively. Income before income taxes from foreign operations was $267.1 million, $327.6 million and $340.6 million in 2008, 2007 and 2006, respectively.

The domestic current tax benefit for 2008 includes $83.5 million resulting from a tax capital loss carryback to prior years. In addition, the 2008 deferred tax benefit includes the reversal of a previously recorded minimum tax credit carryforward in the amount of $15.0 million. The domestic deferred tax benefit for 2007 and 2006 includes $32.9 million and $6.6 million, respectively, resulting from a minimum tax credit carryforward. By law, minimum tax credits may be carried forward indefinitely.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the net deferred income tax asset at December 31, 2008 and 2007 were as follows:

	2008	2007
	(in thousands)
Deferred income tax assets:
Unpaid losses and LAE, net of related reinsurance recoverable	$327,154	$325,599
Unearned premiums, net of prepaid reinsurance premiums	79,537	81,237
Cumulative translation adjustment	25,517	28,353
Benefit from amended tax returns	8,204	8,204
Minimum tax credit carryforward	45,334	60,316
Other-than-temporary impairment write-downs for investments held	123,382	12,693
Foreign tax credit carryforward	61,233	4,587
Net unrealized depreciation of investments	114,671	—
Other	30,926	22,966

Total deferred income tax assets	815,958	543,955

Deferred income tax liabilities:
Deferred acquisition costs	89,263	86,828
Net unrealized appreciation of investments	—	9,602
Other	34,350	20,925

Total deferred income tax liabilities	123,613	117,355

Net deferred income tax asset	$692,345	$426,600

No valuation allowance has been recorded as TRH has concluded that it is more likely than not that TRH will fully realize the deferred tax assets. The most significant deferred tax assets arise from the discounting of loss reserves and realized and unrealized losses on investments. TRH’s strong history of operating earnings supports its conclusion that it has the ability to realize the full benefits associated with all deferred tax assets, particularly the assets associated with the discounting of loss reserves. In addition to TRH’s strong history of operating earnings, TRH also has a strong history of generating capital gains to offset capital losses. During 2007 and 2006, TRH generated $135 million of capital gains on a tax basis that are available for carryback of losses generated in 2008 and 2009. TRH also notes that while the other-than-temporary impairment write-downs on its fixed maturity securities are reflected as realized losses for GAAP purposes, the securities continue to be held in its available for sale portfolio and, as such, the carryforward period for capital losses on a tax basis has not begun to run. Finally, TRH’s strong history of positive operating cash flow, having generated $2.97 billion over the last three years, supports the conclusion that TRH has the ability to hold until maturity, or until the values recover, those fixed income securities that have been written down, as well as those securities that are in an unrealized loss position.

On January 1, 2007, TRH adopted FIN 48. At January 1, 2007, the total amount of TRH’s liability for unrecognized tax benefit, excluding interest and penalties, was $5.3 million. In 2007, TRH recognized this previously uncertain tax benefit. As a result, income tax expense for 2007 has been reduced by $5.3 million. At December 31, 2008, TRH has no liability for unrecognized tax benefits. TRH does not presently anticipate any material change in unrecognized tax benefits during the next twelve months.

Interest and penalties relating to unrecognized tax benefits/expenses are recognized in income tax expense, when applicable. As of December 31, 2008 and 2007, there was $9.1 million and $4.3 million, respectively, of net interest receivable on income taxes. There was no interest or penalties accrued as of December 31, 2008. Current income tax expense was reduced by $3.7 million and $4.3 million of interest on net tax refunds in 2008 and 2007, respectively.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There were no unrecognized tax positions in 2008. The table below reconciles the total amounts of unrecognized tax positions, including interest and penalties, if any, from the beginning of 2007 to the end of 2007:

	Total Unrecognized Tax Positions Beginning of Year	Tax Additions/ Increases of prior years	Tax Reductions/ (Decreases) of prior years	Expiration of Statute	Settlements	Total Unrecognized Tax Positions End of Year
	(in thousands)
2007
Current Period Positions	$—	$—	$—	$—	$—	$—
Prior Period Positions	5,300	—	(5,300)	—	—	—

Total Positions	$5,300	$—	$(5,300)	$—	$—	$—

The following table lists the tax years that remain subject to examination by major tax jurisdiction as of December 31, 2008:

Major Tax Jurisdiction	Open Tax Years
Canada	2004-2007
France	2006-2007
Japan	2007
Switzerland	2007
United Kingdom	2005-2007
United States	2004-2007

6. Liability for Gross Loss Reserves

The activity in gross loss reserves is summarized as follows:

	Years Ended December 31,
	2008	2007	2006
	(in thousands)
At beginning of year:
Gross loss reserves	$7,926,261	$7,467,949	$7,113,294
Less reinsurance recoverable	1,026,545	1,260,729	1,422,851

Net loss reserves	6,899,716	6,207,220	5,690,443

Net losses and LAE incurred in respect of losses occurring in:
Current year	2,907,711	2,549,653	2,281,538
Prior years	(484)	88,380	181,128

Total	2,907,227	2,638,033	2,462,666

Net losses and LAE paid in respect of losses occurring in:
Current year	565,613	508,511	508,917
Prior years	1,550,437	1,593,614	1,595,614

Total	2,116,050	2,102,125	2,104,531

Foreign exchange effect	(341,815)	156,588	158,642

At end of year:
Net loss reserves	7,349,078	6,899,716	6,207,220
Plus reinsurance recoverable	775,404	1,026,545	1,260,729

Gross loss reserves	$8,124,482	$7,926,261	$7,467,949

2008 includes net catastrophe losses incurred of $180.4 million, principally relating to Hurricane Ike. In addition, in 2008, TRH decreased its estimates of the ultimate amounts of net losses occurring

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in 2007 and prior years by $0.5 million. This net favorable development was comprised of net favorable development of $209.7 million for losses occurring in 2003 to 2007, offset by net adverse development of $209.2 million relating to losses occurring in 2002 and prior.

Significant net favorable development was recorded for losses occurring in the allied lines ($43.6 million) and fire ($11.6 million) lines, each arising principally from losses occurring in 2007, and in the homeowners multiple peril ($17.0 million) and auto liability ($13.2 million) lines, each arising principally from losses occurring in 2005 to 2007. The line of business with the most significant net adverse development recorded in 2008 was the other liability line ($79.6 million), arising principally from losses occurring between 1997 and 2002, partially offset by favorable development from losses occurring in 2004 to 2006. The other liability line includes certain specialty casualty classes, such as D&O and E&O, and general casualty classes. In addition, significant net adverse development was recorded in 2008 for losses occurring in the medical malpractice ($35.4 million) line, arising principally from losses occurring in 1995 to 2001 and in 2006. (See Note 10 for amounts included in net adverse development that relate to catastrophe losses.)

The favorable development in accident years 2004 through 2007 results generally from favorable loss trends. The net adverse development arising from losses occurring in years 1998 through 2001, which represent the great majority of the 2002 and prior development, generally relates to the fact that for many classes within these years, ceding companies continue to experience increased loss costs relative to expectations, coupled with an unexpected lengthening of the loss emergence patterns. Generally, loss activity was greater than expected from losses occurring in the D&O and E&O classes, although to a lesser extent than in previous calendar year periods. Also, classes such as medical malpractice and excess umbrella were impacted by late reported high layer excess claims to a greater extent than expected. Contributing to this increase, is the fact that many policies during this period covered underlying contracts that extended over multiple years, which contributed to recent reported loss activity exceeding previous expectations. This has led to an increase in both the frequency and severity of claims entering the reinsured excess-of-loss coverage layers at later points in time than had previously been experienced.

TRH writes a significant amount of non-proportional assumed casualty reinsurance as well as proportional assumed reinsurance of excess liability business for such volatile classes as medical malpractice, D&O, E&O and general casualty. At the primary level, there are significant risk factors which contribute to the variability and unpredictability of the loss trend factors for this business, such as jury awards, social inflation, medical inflation, tort reforms and court interpretations of coverage. In addition, as a reinsurer, TRH is also highly dependent upon the claims reserving and reporting practices of its cedants, which vary greatly by size, specialization and country of origin and whose practices are subject to change without notice.

2007 includes net catastrophe losses incurred of $64.5 million, principally relating to European Windstorm Kyrill and floods in the U.K. In addition, in 2007, TRH determined that its estimates of the ultimate amounts of net losses occurring in 2006 and prior years needed to be increased as a result of greater than expected loss activity in 2007. As a result of that determination, TRH increased net losses and LAE incurred by $88.4 million, representing significant net adverse development in 2007 of losses occurring in all prior years. This net adverse development was comprised of $368.9 million relating to losses occurring in 2002 and prior, partially offset by net favorable development of $280.5 million, principally relating to losses occurring in 2006 and, to a lesser extent, 2005 and 2004. The line of business with the most significant net adverse development recorded in 2007 was the other liability line ($221 million), arising principally from losses occurring in 1998 to 2002 for reasons similar to those discussed earlier for the other liability line development in 2008. In addition, significant net adverse development was recorded in 2007 in the medical malpractice line ($38 million), arising principally from losses occurring between 1998 and 2002. These increases to incurred losses were offset in part by net favorable development occurring most significantly in the fire line ($84 million), arising principally from losses occurring in 2006, and in the allied lines ($43 million) and homeowners multiple peril ($34 million) lines, each arising principally from losses occurring between 2004 and 2006.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There were no significant net catastrophe losses for events occurring in 2006. However, in 2006, TRH determined that its estimates of the ultimate amounts of net losses occurring in 2005 and prior years needed to be increased as a result of greater than expected loss activity in 2006. As a result of that determination, TRH increased net losses and LAE incurred by $181.1 million, representing significant net adverse development in 2006 of losses occurring in all prior years. This net adverse development was comprised of $339.7 million relating to losses occurring in 2002 and prior, partially offset by favorable development of $158.6 million relating primarily to 2005, and to a much lesser extent, 2004 and 2003. The line of business with the most significant net adverse development recorded in 2006 was the other liability line ($192 million), arising principally from losses occurring in 2000 to 2002 for reasons similar to those discussed earlier for the other liability line development in 2008. In addition, significant net adverse development was recorded in 2006 in the medical malpractice line ($35 million), arising principally from losses occurring between 1998 and 2002, the fidelity line ($28 million), arising principally from losses occurring between 1999 and 2005, and the ocean marine and aviation line ($22 million), arising principally from losses occurring in 2005. The large majority of such net adverse development related to domestic operations. These increases to incurred losses were offset in part by net favorable development occurring most significantly in the fire line ($129 million), arising principally from losses occurring in 2005, and the homeowners multiple peril line ($36 million), arising principally from losses occurring between 2004 and 2005.

Net development on losses occurring in prior years, for all periods discussed above, includes amounts relating to catastrophe events. See Note 10 for such amounts.

7. Senior Notes

In December 2005, the Company completed a public offering of $750 million principal amount of its 5.75% senior notes due on December 14, 2015 (the “Senior Notes”). Of the $750 million aggregate principal amount of the Senior Notes offered, $450 million principal amount was purchased by certain subsidiaries of AIG. In 2008, TRH repurchased $25 million principal amount of the Senior Notes for $15 million from non-affiliates, realizing a gain of $10 million.

At December 31, 2008 and 2007, $725 million and $750 million, respectively, principal amount of Senior Notes remained outstanding. In addition, the unamortized original issue discount, which totaled $2.8 million and $3.1 million at December 31, 2008 and 2007, respectively, has been deducted from the carrying value of the Senior Notes and is being amortized over the term of the Senior Notes on the effective interest rate method. The fair value of the Senior Notes as of December 31, 2008 and 2007 was $469.4 million and $714.3 million, respectively, based on quoted market price.

Interest expense incurred in connection with the Senior Notes was $43.4 million in each of 2008, 2007 and 2006. Interest payments on the Senior Notes totaled $43.1 million in each of 2008, 2007 and 2006.

8. Common Stock

Common stock activity for each of the three years in the period ended December 31, 2008 was as follows:

	2008	2007	2006
Shares outstanding, beginning of year	66,233,570	66,037,708	65,911,185
Issued under stock compensation plans	130,788	195,862	126,523

Shares outstanding, end of year	66,364,358	66,233,570	66,037,708

9. Net Income Per Common Share

Net income per common share has been computed in the following table based upon weighted average common shares outstanding.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Years Ended December 31,
	2008	2007	2006
	(in thousands, except per share data)
Net income (numerator)	$102,254	$487,141	$428,152

Weighted average common shares outstanding used in the computation of net income per common share:
Average shares issued	67,259	67,113	66,944
Less: Average shares in treasury	989	989	989

Average outstanding shares—basic (denominator)	66,270	66,124	65,955
Average potential shares from stock compensation(1)	452	530	311

Average outstanding shares—diluted (denominator)	66,722	66,654	66,266

Net income per common share:
Basic	$1.54	$7.37	$6.49
Diluted	1.53	7.31	6.46

(1)

2008 excludes the effect of 1.3 million anti-dilutive shares (from a total of 3.1 million potential shares). 2007 excludes the effect of 0.6 million anti-dilutive shares (from a total of 3.0 million potential shares). 2006 excludes the effect of performance-based restricted stock units whose performance period had not yet begun and 1.2 million anti-dilutive shares (from a total of 2.8 million potential shares).

10. Impact of Catastrophe Costs

Income before income taxes in 2008 includes estimated net catastrophe costs of $169.7 million, principally relating to Hurricane Ike. Such costs consist of net catastrophe losses incurred of $180.4 million (gross $187.0 million; ceded $6.6 million) and net assumed reinstatement premiums of $10.7 million (gross $11.4 million; ceded $0.7 million).

Income before income taxes in 2007 includes estimated net catastrophe costs of $55.2 million principally relating to European Windstorm Kyrill and floods in the U.K. Such costs consist of net catastrophe losses incurred of $64.5 million (gross $68.2 million; ceded $3.7 million) and net assumed reinstatement premiums of $9.3 million (gross $9.6 million; ceded $0.3 million).

While there were no significant net catastrophe costs for events occurring during 2006, income before income taxes in 2006 includes net catastrophe costs of $28.7 million relating to events which occurred in prior years. Such costs consist of net catastrophe losses incurred of $29.7 million (gross $84.5 million; ceded $54.8 million) and net assumed reinstatement premiums of $1.0 million.

Net assumed reinstatement premiums serve to increase net premiums written and earned by such amounts in their respective periods. Reinstatement premiums may arise on assumed and ceded business as a result of contractual provisions found in certain excess-of-loss catastrophe reinsurance contracts that require additional premium to be paid in the event of a loss to reinstate coverage for the remaining portion of the contract period.

Net catastrophe costs represent TRH’s best estimate, including net changes from prior estimates, of the aggregate ultimate costs to be incurred relating to significant catastrophe events based upon information available at the time the estimate was made. These catastrophe cost estimates reflect significant judgment relating to many factors, including the ultimate resolution of certain legal and regulatory issues.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the components of pre-tax net catastrophe costs for 2008, 2007 and 2006 is presented below:

	Years Ended December 31,
	2008	2007	2006
	(in millions)
Net losses and LAE incurred for catastrophe events occurring in current year	$190.8	$53.3	$—
Net losses and LAE incurred for catastrophe events occurring in prior years	(10.4)	11.2	29.7

Total net losses and LAE incurred from catastrophe events	180.4	64.5	29.7
Net assumed reinstatement premiums	(10.7)	(9.3)	(1.0)

Net catastrophe costs	$169.7	$55.2	$28.7

A summary of pre-tax net catastrophe costs by segment for 2008, 2007 and 2006 is presented below:

	Years Ended December 31,
	2008	2007	2006
	(in millions)
Domestic	$147.4	$8.0	$18.2

International:
Europe	22.1	47.4	16.9
Other	0.2	(0.2)	(6.4)

Total international	22.3	47.2	10.5

Total	$169.7	$55.2	$28.7

11. Accumulated Other Comprehensive (Loss) Income

The components of accumulated other comprehensive (loss) income and changes in such amounts between years are as follows:

	Net Unrealized Appreciation (Depreciation) of Investments, Net of Deferred Income Tax	Net Unrealized Currency Translation Loss, Net of Deferred Income Tax	Accumulated Other Comprehensive (Loss) Income
	(in thousands)
Balance, December 31, 2005	$128,318	$(92,589)	$35,729
Change during year	(9,200)	16,097	6,897

Balance, December 31, 2006	119,118	(76,492)	42,626
Change during year	(101,154)	23,836	(77,318)

Balance, December 31, 2007	17,964	(52,656)	(34,692)
Change during year	(230,793)	7,795	(222,998)

Balance, December 31, 2008	$(212,829)	$(44,861)	$(257,690)

12. Pension, Other Postretirement Benefits and Incentive Savings Plans

TRH’s employees participate in benefit plans administered by the AIG Group, including noncontributory defined benefit pension plans, other postretirement benefit plans and incentive savings plans (such as a 401(k) plan) which provides for certain matching contributions. A substantial majority of TRH’s employees are eligible to participate in these plans. Certain of the pension plans are multiemployer plans in that they do not separately identify plan benefits and plan assets attributable to

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

employees of participating companies. For such plans, only contributions paid or accrued are charged to expense.

The charges made to operations for these plans for 2008, 2007 and 2006 were $6.4 million, $4.4 million and $5.2 million, respectively.

A small portion of TRH’s employees participate in plans maintained by TRH. Charges to operations for these plans are not material.

13. Stock-Based Compensation Plans

At December 31, 2008, TRH had five stock-based compensation plans, the Transatlantic Holdings, Inc. 1995 Stock Option Plan (the “1995 Plan”), the Transatlantic Holdings, Inc. 2000 Stock Option Plan, as amended, (the “2000 Plan” and collectively with the 1995 Plan, the “Stock Option Plans”), the Transatlantic Holdings, Inc. 2003 Stock Incentive Plan, as amended, (the “Stock Incentive Plan”), the Transatlantic Holdings, Inc. 2008 Non-Employee Directors’ Stock Plan (the “Non-Employee Directors’ Plan”) and the Transatlantic Holdings, Inc. 1990 Employee Stock Purchase Plan, as amended (the “Stock Purchase Plan”). The Stock Incentive Plan includes two sub-plans, the Transatlantic Holdings, Inc. Partners Plan (the “Partners Plan”) and the Transatlantic Holdings, Inc. Senior Partners Plan (the “Senior Partners Plan”).

Expenses relating to stock-based compensation arrangements totaled $18.7 million, $14.8 million and $10.9 million in 2008, 2007 and 2006, respectively. Income tax benefits recognized related to stock-based compensation arrangements totaled $6.4 million, $4.9 million and $3.3 million in 2008, 2007 and 2006, respectively.

Net cash (paid) received from exercises of stock-based compensation was ($0.9) million, $6.0 million and $3.3 million during 2008, 2007 and 2006, respectively. The net cash paid from exercises of stock-based compensation is due to the payment of the employee portion of withholding taxes to governmental tax authorities on vested restricted stock units. TRH has not paid out any cash to settle share-based payment awards during the 2008, 2007 or 2006. Cash savings resulting from excess tax benefits, as defined by SFAS 123R, totaled $1.8 million, $1.1 million and $1.9 million in 2008, 2007 and 2006, respectively.

Income tax benefits realized by TRH on stock-based compensation exercises totaled $2.5 million, $2.7 million and $1.5 million in 2008, 2007 and 2006, respectively.

Historically, TRH has settled stock-based compensation exercises through the issuance of new shares.

The impact on the financial statements of the Stock Purchase Plan was not material to TRH in 2008, 2007 and 2006. A discussion of the more significant stock-based compensation plans follows.

(a) Stock Option Plans: In 2000, the Company’s Board of Directors (the “Board”) adopted, and the stockholders approved, the 2000 Plan. In 2006, the Board adopted, and the stockholders approved, amendments to the 2000 Plan increasing the maximum number of options which may be granted under the plan to 3,712,500 and increasing the maximum number of options which may be granted to any one person to 600,000. In 2008, the Board adopted and the stockholders approved an amendment to the 2000 Plan increasing the maximum number of options which may be granted to any one person from 600,000 to 800,000 shares. This plan provides that options to purchase the Company’s common stock (“TRH shares”) may be granted to certain key employees and non-employee directors at prices not less than their fair market value at the date of grant.

For options granted under the Stock Option Plans, in general, 25% of the options become exercisable on the anniversary date of the grant in each of the four years following the grant and expire 10 years from the date of grant. At December 31, 2008, 1,255,068 shares were available for future grants under the 2000 Plan. No further options can be granted under the 1995 Plan, although options outstanding continue in force until exercise, expiration or forfeiture.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

197,500 and 210,000 options were granted in 2008 and 2007, respectively. No options were granted in 2006. The fair value of each option grant is estimated on the date of grant using a binomial option pricing model. The following table presents the weighted average grant date fair value and the weighted average assumptions which were used in the calculation for options granted in 2008 and 2007:

	Years Ended December 31,
	2008	2007
Grant date fair value	$18.82	$23.41
Expected volatility	20.0%	25.0%
Risk free interest rate	3.5%	4.9%
Expected term (in years)	7.4	7.9

A weighted average dividend yield of 0.93% and 0.82% was used in 2008 and 2007, respectively, to value the options granted and was based on the dividend yield over the twelve month period prior to the grant date. The expected volatility was based on the historical volatility of TRH shares. The risk-free interest rate was based on the U.S. treasury yield curve in effect at the time of grant. The expected term was calculated based on historical data on employee exercise behavior.

A summary of the status of the Stock Option Plans as of December 31, 2008 and the changes since January 1, 2008 is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding, January 1, 2008	2,419,783	$58.72
Granted	197,500	68.60
Exercised	(42,882)	41.38
Forfeited or expired	(181,603)	48.71

Outstanding, December 31, 2008	2,392,798	60.60	5.0 years	(1)

Exercisable, December 31, 2008	1,973,043	59.20	4.3 years	(1)

(1)

As of December 31, 2008, all options outstanding and exercisable have aggregate intrinsic values of zero as the exercise prices of the options exceed the December 31, 2008 closing price of TRH shares on the New York Stock Exchange.

The aggregate intrinsic value of options exercised (the aggregate amount by which the market price of TRH shares at the time of exercise exceeded the exercise price of options exercised) was $1.0 million, $7.1 million and $4.4 million in 2008, 2007 and 2006, respectively. A total of approximately 190,000, 301,000 and 368,000 options vested in 2008, 2007 and 2006, respectively, with aggregate fair values of $3.8 million, $5.0 million and $5.8 million in 2008, 2007 and 2006, respectively.

As of December 31, 2008, there was $6.0 million of total unrecognized compensation costs relating to options granted but not yet vested under the 2000 Plan. Compensation expense for options granted under the 2000 Plan is recognized on a straight-line basis. These costs are expected to be recognized over a weighted average period of 2.2 years.

(b) Stock Incentive Plan, Partners Plan and Senior Partners Plan: In 2003, the Board adopted, and the stockholders approved, the Stock Incentive Plan. In 2006, the Board adopted, and the stockholders approved, certain amendments which increased the maximum number of shares available for grant under the Stock Incentive Plan to 925,000, increased the maximum number of awards a grantee may receive in any one year to 60,000, allowed for flexibility in determining the vesting terms of grants and allowed for grants of performance-based restricted stock or restricted stock units. In 2008, the Board approved certain amendments to the Stock Incentive Plan, Partners Plan and Senior Partners Plan which provided for treatment upon a change in control. The Stock Incentive Plan provides that equity-based or equity-related awards can be granted to officers, directors, employees

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and other individuals as determined by the Board. No award may be made to directors who are not employees of the Company without stockholder approval.

Pursuant to the Stock Incentive Plan, service-based restricted stock units (“Service RSU”) have been granted and, as part of the Partners Plan and Senior Partners Plan, performance-based restricted stock units (“Performance RSU”) have been granted. As of December 31, 2008, there were 132,002 shares of common stock available for issuance in connection with future grants of awards under the Stock Incentive Plan. Shares available for future issuance assume participants in the Partners Plan and the Senior Partners Plan will earn the maximum number of Performance RSUs until the actual amounts are determined, at which time, such shares available amount will be adjusted accordingly.

A summary of the status of the Service RSUs and Performance RSUs granted pursuant to the Stock Incentive Plan as of December 31, 2008 and the changes since January 1, 2008 are presented below:

	Number of Units		Weighted Average Grant Date Fair Value
	Service RSUs	Performance RSUs	Service RSUs	Performance RSUs
Unvested, January 1, 2008	267,130	191,070	$64.59	$58.48
Granted	80,508	124,425	66.85	66.66
Additional RSUs resulting from satisfaction of performance condition	—	22,792	—	57.79
Vested	(144,150)	—	67.74	—
Forfeited or expired	(5,630)	(6)	65.71	58.19

Unvested, December 31, 2008	197,858	338,281	63.93	61.44

	Service RSUs	Performance RSUs
Unvested RSUs as of December 31, 2008:
Weighted average remaining contractual life	1.5 years	2.6 years
Aggregate intrinsic value (in thousands)	$ 7,926	$ 13,552

(i) Service RSU

The great majority of Service RSUs will vest on the third anniversary of the date of grant for those grantees with continued employment through such date, reflecting a one-year acceleration during 2008 of the previous vesting date. The impact of such acceleration increased 2008 expenses but was not material. The Company reserves the right to make payment for the Service RSUs in TRH shares or the cash equivalent of the fair value of such shares on the date of vesting.

80,508, 103,450 and 26,350 Service RSUs were granted in 2008, 2007 and 2006, respectively. The fair values of Service RSUs were estimated on the date of grant based on the closing market price of TRH shares on the date of grant.

144,150 and 7,597 Service RSUs vested in 2008 and 2007, respectively. No Service RSUs vested in 2006.

As of December 31, 2008, there was $6.1 million of total unrecognized compensation costs relating to Service RSUs granted but not yet vested under the Stock Incentive Plan. These costs are expected to be recognized over a weighted average period of 1.7 years.

(ii) Partners Plan and Senior Partners Plan

In August 2006, the Compensation Committee of the Board (the “Compensation Committee”) adopted the Partners Plan for purposes of incentivizing performance of certain of TRH’s senior executives. Under the Partners Plan, the Compensation Committee awards to senior executives Performance RSUs that pay out in TRH shares if performance goals for a specified period are satisfied. Each Performance RSU converts into one TRH share. The Partners Plan operates on the

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

basis of successive overlapping two year performance periods, with a new period beginning each year. The award granted in 2008’s performance period runs from January 1, 2008 through December 31, 2009. No awards were granted in 2007. Awards were granted in 2006. The first award’s performance period runs from January 1, 2006 through December 31, 2007 and the second award’s performance period runs from January 1, 2007 through December 31, 2008.

During the performance periods ending in 2007, 2008 and 2009, Partners Plan participants earn Performance RSUs based on the compound annual growth rate in adjusted book value per share of TRH shares (“BVPS Growth”) during the performance period. In 2008, 92,925 Performance RSUs were awarded under the Partners Plan with respect to the performance period beginning in 2008. In 2006, 42,925 Performance RSUs were awarded under the Partners Plan with respect to the performance period beginning in 2006 and 87,683 Performance RSUs were awarded with respect to the performance period beginning in 2007. Based on the percentage of the BVPS Growth target achieved over the performance period, participants can earn from 25% to 150% of the awarded number of Performance RSUs. The maximum number of Performance RSUs that can be earned is 139,388, 131,525 and 64,387 for the performance period beginning in 2008, 2007 and 2006, respectively. No Performance RSUs will be earned if BVPS Growth is less than 25% of target. Earned Performance RSUs will vest equally on the third and fourth anniversaries of the beginning of the performance period for the award granted in 2008 and on the fourth and sixth anniversaries of the beginning of the performance period for the awards granted in 2006, generally so long as the participant is then employed by TRH. The two-year performance period beginning in 2007 ended on December 31, 2008, resulting in 100,923 Performance RSUs earned. The two-year performance period beginning in 2006 ended on December 31, 2007. The maximum performance target was reached for the 2006-2007 period.

In August 2006, the Compensation Committee also adopted the Senior Partners Plan designed for TRH’s senior-most executives. The Senior Partners Plan generally operates in the same manner as the respective Partners Plan award with the same performance period start date, except that the performance period is three years, participants can earn from 25% to 200% of the awarded number of Performance RSUs and no Performance RSUs will be earned if BVPS growth is less than 50% of target. In 2008, 31,500 Performance RSUs were awarded under the Senior Partners Plan with respect to the performance period beginning in 2008. In 2007, 27,000 Performance RSUs were awarded under the Senior Partners Plan with respect to the performance period beginning in 2007. In 2006, 12,000 Performance RSUs were awarded under the Senior Partners Plan with respect to the performance period beginning in 2006. The maximum number of Performance RSUs that can be earned is 63,000, 54,000 and 24,000 for the performance periods beginning in 2008, 2007 and 2006, respectively. The three-year performance period beginning in 2006 ended on December 31, 2008, resulting in 21,552 Performance RSUs earned.

The fair value of each Performance RSU grant under the Partners Plan and the Senior Partners Plan is estimated on the date of grant based on the closing market price of TRH shares on the date of grant.

No Performance RSUs vested in 2008, 2007 or 2006.

As of December 31, 2008, there was $16.5 million of total unrecognized compensation costs relating to Performance RSUs granted but not yet vested under the Senior Partners Plan and the Partners Plan. Compensation expense for Performance RSUs is recognized on a straight-line basis. These costs are expected to be recognized over a weighted average period of 2.7 years. Because the performance period for the second award in 2006 under the Partners Plan did not begin until January 1, 2007, the second award was not included in TRH’s 2006 expenses.

(c) Non-Employee Directors’ Plan: In 2008, the Board adopted, and the stockholders approved, the Non-Employee Directors’ Plan. The Non-Employee Directors’ Plan provides that equity-based or equity-related awards can be granted to non-employee directors as determined by the Compensation

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Committee. The maximum number of shares available for grant under the Non-Employee Directors’ Plan is 100,000.

Pursuant to the Non-Employee Directors’ Plan, Service RSUs have been granted. As of December 31, 2008, there were 79,200 shares of common stock available for issuance in connection with future grants of awards under the Non-Employee Directors’ Plan.

A summary of the status of the Service RSUs granted pursuant to the Non-Employee Directors’ Plan as of December 31, 2008 and the changes since January 1, 2008 are presented below:

	Number of Units	Weighted Average Grant Date Fair Value
Unvested, January 1, 2008	—	$—
Granted	22,800	63.59
Vested	(2,000)	65.18
Forfeited or expired	(2,000)	63.48

Unvested, December 31, 2008	18,800	63.43

Unvested RSUs as of December 31, 2008:

Weighted average remaining contractual life	1.7 years
Aggregate intrinsic value (in thousands)	$ 753

One-third of the Service RSUs will vest on the anniversary of the date of the grant for each of the three years following the grant. The Company reserves the right to make payment for the Service RSUs in TRH shares or the cash equivalent of the fair value of such shares on the date of vesting.

22,800 Service RSUs were granted in 2008. The fair values of Service RSUs were estimated on the date of grant based on the closing market price of TRH shares on the date of grant.

2,000 Service RSUs vested in 2008.

As of December 31, 2008, there was $0.4 million of total unrecognized compensation costs relating to Service RSUs granted but not yet vested under the Non-Employee Directors’ Plan. These costs are expected to be recognized over a weighted average period of 1.8 years.

14. Related Party Transactions

(a) Recent Actions by AIG which Impact TRH: As of December 31, 2008, 2007 and 2006, AIG beneficially owned approximately 59% of the Company’s outstanding shares.

In September 2008, AIG experienced a severe strain on its liquidity that resulted in AIG entering into an $85 billion credit agreement, subsequently reduced to $60 billion (“AIG’s Fed Credit Agreement”), with the Federal Reserve Bank of New York (the “NY Fed”), and, pursuant to that agreement, agreed to issue 100,000 shares of AIG Series C Perpetual, Convertible, Participating Preferred Stock (“AIG’s Series C Preferred Stock”) to a trust for the benefit of the U.S. Treasury (the “Trust”). AIG’s Fed Credit Agreement is secured by, among other things, 17.1 million shares of the Company’s common stock held directly by AIG; however, TRH did not guarantee AIG’s obligation under AIG’s Fed Credit Agreement and none of TRH’s assets were pledged to secure AIG’s obligations under AIG’s Fed Credit Agreement.

On September 29, 2008, AIG filed an amendment to its Schedule 13D relating to the Company, stating, among other things, that “AIG is exploring all strategic alternatives in connection with a potential disposition or other monetization of its...interest in the Company.” In October 2008, AIG announced a restructuring of its operations, and its intent to retain its U.S. property and casualty and foreign general insurance businesses, and to retain a continuing ownership interest in certain of its foreign life insurance operations, while exploring divestiture opportunities for its remaining businesses.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Proceeds from these sales are contractually required to be applied toward the repayment of AIG’s Fed Credit Agreement.

A special committee of the Company’s independent directors (the “Special Committee”) was subsequently formed to evaluate proposals received from AIG relating to the possible disposition of, or other transactions involving, AIG’s 59% beneficial ownership of the Company as well as any related business combination transactions involving TRH’s outstanding shares. The Special Committee is continuing its process; however, there can be no assurance as to whether or when AIG will dispose of all or any portion of its interest in the Company or whether or when the Company will engage in any transaction.

In October 2008, TRH adopted an employee retention plan covering a significant number of its employees, including its senior-most management (see Note 19).

Pursuant to AIG’s Fed Credit Agreement, AIG will be required to issue AIG’s Series C Preferred Stock. It is expected that AIG’s Series C Preferred Stock will not be redeemable and will, to the extent permitted by law, vote with AIG common stock as a single class and represent 77.9% of the voting power of AIG’s common stock.

In February 2009, AIG received a waiver from the NY Fed stating that neither the Company nor its wholly-owned subsidiary, Professional Risk Management Services, Inc. (“PRMS”), are deemed to be “restricted subsidiaries” as that term is defined under AIG’s Fed Credit Agreement. If such entities had been deemed to be “restricted subsidiaries,” then they may have been subject to various restrictive covenants and compliance obligations under AIG’s Fed Credit Agreement. TRH’s other subsidiaries, are not deemed to be “restricted subsidiaries” under AIG’s Fed Credit Agreement as they are regulated insurance subsidiaries. TRH is not a party to AIG’s Fed Credit Agreement and has not received the benefit of any funding thereunder.

TRH is subject to various regulatory requirements and is a party to numerous contracts, agreements, licenses, permits, authorizations and other arrangements (“Arrangements”) that contain provisions giving regulators and counterparties certain rights (including, in some cases, termination rights) in the event of a change in control of the Company or its subsidiaries, as applicable. Whether the issuance of AIG’s Series C Preferred Stock will constitute a change in control of the Company or any of its subsidiaries under any of such Arrangements is dependent upon the specific provisions thereof. Based upon the facts and circumstances known to TRH as of the date hereof, TRH does not believe that the exercise of rights, if any, accruing to regulators and counterparties as a result of the issuance of AIG’s Series C Preferred Stock will have a material impact on TRH.

Additionally, a sale of AIG’s interest in the Company could result in a change of control of TRH under a significant portion of TRH’s reinsurance agreements. If a change in control occurs, cedants may be permitted to cancel contracts on a cut-off or run-off basis, and TRH may be required to provide collateral to secure premium and reserve balances or be required to cancel and commute contracts, subject to an agreement between the parties that may be settled in arbitration. If the contract is cancelled on a cut-off basis, TRH may be required to return unearned premiums, net of commissions.

Whether a ceding company would have cancellation rights in the event of a sale of AIG’s interest depends upon the language of its agreement with TRH. Whether a ceding company would exercise any cancellation rights it did have would depend on, among other factors, such ceding company’s views with respect to the financial strength and business reputation of the new controlling party or other significant owners of the Company’s shares, the extent to which such ceding company currently has reinsurance coverage with such person or its affiliates, the prevailing market conditions, the pricing and availability of replacement reinsurance coverage and TRH’s ratings following the change in control.

(b) Transactions with AIG: TRH has service and expense agreements and certain other agreements with the AIG Group which provide for the reimbursement to the AIG Group of certain administrative and operating expenses which include, but are not limited to, investment advisory, investment recordkeeping, cash management services, office space and human resource related

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

activities. Under the guidance of TRH’s Finance and Investment Committee of the Board of Directors and senior management, certain subsidiaries of AIG act as financial advisors and managers of TRH’s investment portfolio. In 2008, 2007 and 2006, $13.8 million, $13.8 million and $13.1 million, respectively, of operating and investment expenses relate to services and expenses provided by the AIG Group under these agreements.

Approximately $550 million (12%), $555 million (13%) and $593 million (15%) of gross premiums written by TRH in 2008, 2007 and 2006, respectively, were attributable to reinsurance purchased by other subsidiaries of AIG, for the production of which TRH recorded ceding commissions totaling $99 million, $114 million and $140 million, respectively, in such years. In 2008, 2007 and 2006, the great majority of such gross premiums written were recorded in the property, other liability, medical malpractice and ocean marine and aviation lines. Of the premiums assumed from other subsidiaries of AIG, $241 million, $248 million and $227 million in 2008, 2007 and 2006, respectively, represent premiums resulting from certain insurance business written by AIG subsidiaries that is almost entirely reinsured by TRH by prearrangement, for the production of which TRH recorded ceding commissions to such AIG subsidiaries totaling approximately $30 million, $41 million and $40 million, respectively, in such years. (See Note 16 for information relating to reinsurance ceded to related parties.)

(c) Senior Notes Purchased by AIG Subsidiaries: In December 2005, certain subsidiaries of AIG purchased, and at December 31, 2008 still hold, $450 million aggregate principal amount of the Senior Notes. Such amount comprises 62% of the total outstanding principal amount of the Senior Notes. (See Note 7.)

(d) Other: TRH’s employees participate in certain benefit plans administered by the AIG Group (see Note 12).

15. Dividend Restriction and Statutory Financial Data

The payment of dividends and interest on the Senior Notes by the Company is dependent on the ability of its subsidiaries to pay dividends. The payment of dividends by TRC and its wholly-owned subsidiaries, TRZ and Putnam, is restricted by insurance regulations. Under New York insurance law, TRC and Putnam may pay dividends only out of their statutory earned surplus. Such dividends are limited by statutory formula unless otherwise approved by the New York State Insurance Department (the “NYS ID”). The statutory surplus of TRC includes the statutory surplus of Putnam since all the capital stock of Putnam is owned by TRC. At December 31, 2008, TRC had statutory earned surplus of $2.16 billion, and, in 2008, in accordance with the statutory formula, could pay dividends of approximately $353.4 million without regulatory approval.

Statutory surplus and net income as reported to the NYS ID were as follows:

	Years Ended December 31,
	2008	2007	2006
	(in thousands)
TRC
Statutory surplus	$3,534,148	$3,368,801	$3,059,483
Statutory net income	103,448	391,666	384,660
Putnam
Statutory surplus	165,888	151,720	138,091
Statutory net income	24,719	22,482	23,949

TRC and Putnam each prepare statutory financial statements in accordance with accounting practices prescribed or permitted by New York—their state of domicile. Prescribed statutory accounting practices are discussed in a variety of publications of the National Association of Insurance Commissioners (“NAIC”), as well as in state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. As required by the state of New York, TRC and Putnam use the Codification of Statutory Accounting

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Principles as primary guidance on statutory accounting. All material statutory accounting practices of TRC and Putnam are prescribed in the authoritative literature described above.

16. Reinsurance Ceded

In the normal course of business, TRH generally purchases reinsurance from its retrocessionnaires to reduce the effect of individual or aggregate losses and to allow increased gross premium writings and afford greater risk capacity without necessarily requiring additional capital.

TRH’s ceded reinsurance agreements consist of pro rata and excess-of-loss contracts. Under pro rata reinsurance, TRH and its retrocessionnaires share premiums, losses and expenses in an agreed upon proportion. For consideration, generally based on a percentage of premiums of the individual policy or policies subject to the reinsurance agreement, excess-of-loss contracts provide reimbursement to TRH for losses in excess of a predetermined amount up to a predetermined limit.

Premiums written, premiums earned and losses and LAE incurred are comprised as follows:

	Years Ended December 31,
	2008	2007	2006
	(in thousands)
Gross premiums written	$4,423,241	$4,283,563	$3,983,417

Ceded premiums written:
Affiliates(1)	188,468	142,993	134,929
Other	126,681	187,671	215,048

	315,149	330,664	349,977

Net premiums written	$4,108,092	$3,952,899	$3,633,440

Gross premiums earned	$4,365,574	$4,232,190	$3,946,715

Ceded premiums earned:
Affiliates(1)	161,851	135,110	129,019
Other	136,334	194,411	213,602

	298,185	329,521	342,621

Net premiums earned	$4,067,389	$3,902,669	$3,604,094

Gross incurred losses and LAE(2)(3)	$3,015,155	$2,833,203	$2,820,206
Reinsured losses and LAE ceded(2)(3)	107,928	195,170	357,540

Net losses and LAE incurred	$2,907,227	$2,638,033	$2,462,666

(1)

Premiums written and earned that were ceded to affiliates principally represent amounts which, by prearrangement with TRH, were assumed from an affiliate and then ceded in an equal amount to other affiliates.

(2)	See Note 10 for gross and ceded catastrophe losses.

(3)

Gross incurred losses and LAE and reinsured losses and LAE include $62 million, $74 million and $262 million related to premiums which, by prearrangement with TRH, were assumed from an affiliate and then ceded in an equal amount to other affiliates.

Amounts recoverable from retrocessionnaires are recognized in a manner consistent with the claims liabilities associated with the retrocession and are presented on the balance sheet as reinsurance recoverable on paid and unpaid losses and LAE. Such balances at December 31, 2008 and 2007 are comprised as follows:

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2008		2007
	Affiliates	Other	Affiliates	Other
	(in thousands)
Paid	$3,802	$23,293	$2,545	$57,553
Unpaid	246,671	516,733	441,311	573,234

Total	$250,473	$540,026	$443,856	$630,787

Ceded reinsurance arrangements do not relieve TRH from its obligations to the insurers and reinsurers from whom it assumes business. The failure of retrocessionnaires to honor their obligations could result in losses to TRH; consequently, an allowance has been established for estimated unrecoverable reinsurance on paid and unpaid losses totaling $12.0 million as of December 31, 2008 and 2007. With respect to reinsurance recoverable on paid and unpaid losses and prepaid reinsurance premiums, TRH holds substantial amounts of funds, trust agreements and letters of credit to collateralize these amounts. Such funds, trust agreements and letters of credit can be drawn on for amounts remaining unpaid beyond contract terms. No uncollateralized amounts recoverable from a single retrocessionnaire are considered material to the financial position of TRH.

17. Segment Information

TRH conducts its business and assesses performance through segments organized along geographic lines. The Domestic segment principally includes financial data from branches in the United States except Miami, as well as revenues and expenses of the Company (including interest expense on the Senior Notes) and stock-based compensation expense. (See Notes 7 and 13.)

Financial data from the London and Paris branches and from TRZ are reported in the aggregate as International—Europe and considered as one segment due to operational and regional similarities. Data from the Miami (which serves Latin America and the Caribbean), Toronto, Hong Kong and Tokyo branches are grouped as International—Other and represent the aggregation of non-material segments. In each segment, property and casualty reinsurance is provided to insurers and reinsurers on a treaty and facultative basis, through brokers or directly to ceding companies.

A significant portion of the assets and liabilities of TRH’s international operations relate to the countries where ceding companies and reinsurers are located. Most investments are located in the country of domicile of these operations. In addition to licensing requirements, TRH’s international operations are regulated in various jurisdictions with respect to currency, amount and type of security deposits, amount and type of reserves and amount and type of local investment. Regulations governing constitution of technical reserves and remittance balances in some countries may hinder remittance of profits and repatriation of assets. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon TRH vary from country to country and cannot easily be predicted.

While the great majority of premium revenues and assets relate to the regions where particular offices are located, a significant portion of such amounts may be derived from other regions of the world.

In addition, two large international brokers, respectively, accounted for non-affiliated business equal to 27% and 15% in 2008, 16% and 14% in 2007 and 15% and 14% in 2006, of consolidated revenues, with a significant portion in each segment. Non-affiliated premiums brokered by the first of the two brokers listed earlier increased significantly in 2008 compared to 2007 and 2006 as a result of acquisitions made by that broker in 2008. In each year, premiums brokered by companies acquired are included in the calculated percentages of the acquiror starting in the year of acquisition.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table is a summary of financial data by segment:

	2008	2007	2006
	(in thousands)
Domestic:
Net premiums written	$2,035,661	$1,948,045	$1,751,229
Net premiums earned(1)	2,043,053	1,933,643	1,703,575
Net investment income	259,379	300,702	290,349
Realized net capital (losses) gains	(364,775)	39,981	16,915
Revenues	1,947,907	2,274,326	2,010,839
Net losses and LAE	1,607,543	1,435,229	1,319,940
Underwriting expenses(2)	534,939	503,545	449,180
Underwriting loss(3)(4)	(101,869)	(3,441)	(53,514)
(Loss) income before income taxes	(263,911)	268,120	199,358
Identifiable assets(7)	8,469,294	8,577,815	8,369,479
International-Europe:
Net premiums written	$1,562,118	$1,524,036	$1,401,140
Net premiums earned	1,525,334	1,498,789	1,405,159
Net investment income	146,202	135,317	117,565
Realized net capital losses	(51,848)	(20,187)	(9,777)
Revenues(5)	1,619,688	1,613,919	1,512,947
Net losses and LAE	1,051,019	951,266	904,924
Underwriting expenses(2)	407,865	431,068	400,294
Underwriting profit(3)(4)	73,989	127,259	104,245
Income before income taxes	168,283	242,059	212,069
Identifiable assets(7)	3,630,496	5,512,987	4,713,522
International-Other(6):
Net premiums written	$510,313	$480,818	$481,071
Net premiums earned	499,002	470,237	495,360
Net investment income	34,870	33,753	26,626
Realized net capital (losses) gains	(18,918)	(10,405)	3,724
Revenues	514,954	493,585	525,710
Net losses and LAE	248,665	251,538	237,802
Underwriting expenses(2)	169,377	161,268	156,531
Underwriting profit(3)(4)	82,817	61,838	98,163
Income before income taxes	98,851	85,573	128,481
Identifiable assets(7)	1,277,148	1,393,525	1,185,463
Consolidated:
Net premiums written	$4,108,092	$3,952,899	$3,633,440
Net premiums earned(1)	4,067,389	3,902,669	3,604,094
Net investment income	440,451	469,772	434,540
Realized net capital (losses) gains	(435,541)	9,389	10,862
Revenues	4,082,549	4,381,830	4,049,496
Net losses and LAE	2,907,227	2,638,033	2,462,666
Underwriting expenses(2)	1,112,181	1,095,881	1,006,005
Underwriting profit(3)(4)	54,937	185,656	148,894
Income before income taxes	3,223	595,752	539,908
Identifiable assets(7)	13,376,938	15,484,327	14,268,464

(1)	Net premiums earned from affiliates approximate $386.5 million, $427.9 million and $422.7 million in 2008, 2007 and 2006, respectively, and are included mainly in Domestic.

(2)	Underwriting expenses represent the sum of net commissions and other underwriting expenses.

(3)	Underwriting profit (loss) represents net premiums earned less net losses and LAE and underwriting expenses, plus (minus) the increase (decrease) in deferred acquisition costs.

(4)	See Note 10 for net catastrophe costs by segment.

(footnotes continued on next page)

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(footnotes continued from previous page)

(5)	Includes revenues from the London branch of $879.7 million, $884.6 million and $819.5 million in 2008, 2007 and 2006, respectively.

(6)	The Miami and Toronto branch segment data are each considered significant for 2008 only. Certain key Miami and Toronto data elements which are included in International—Other are as follows:

	2008	2007	2006
	(in thousands)
Miami:
Revenues	$259,661	$230,286	$255,909
Income before income taxes	43,667	15,467	53,681
Identifiable assets	388,796	365,743	300,759
Toronto:
Revenues	$100,142	$121,473	$110,687
Income before income taxes	35,219	40,034	42,112
Identifiable assets	583,378	782,092	673,887

(7)	As of December 31.

Net premiums earned by major product line are as follows:

	Years Ended December 31,
	2008	2007	2006
	(in thousands)
Casualty:
Other liability(1)	$1,061,291	$1,043,888	$899,653
Medical malpractice	372,498	379,792	304,872
Ocean marine and aviation	329,195	350,905	325,582
Auto liability	296,992	267,944	302,382
Accident and health	302,799	238,538	232,731
Surety and credit	214,677	173,838	165,366
Other	300,698	313,443	318,162

Total casualty	2,878,150	2,768,348	2,548,748

Property:
Fire	573,741	534,175	487,759
Allied lines	304,809	289,443	220,298
Auto physical damage	136,934	101,348	136,684
Homeowners multiple peril	72,406	83,414	97,567
Other	101,349	125,941	113,038

Total property	1,189,239	1,134,321	1,055,346

Total	$4,067,389	$3,902,669	$3,604,094

(1)	A large majority of the amounts within the other liability line relates to complex risks such as E&O and D&O, to general casualty risks and, to a lesser extent, environmental impairment liability.

18. Commitments and Contingent Liabilities

(a) Legal Proceedings: TRH, in common with the reinsurance industry in general, is subject to litigation in the normal course of business. TRH does not believe that any pending litigation will have a material adverse effect on its results of operations, financial position or cash flows.

Various regulators including the United States Department of Justice (the “DOJ”), the Securities and Exchange Commission (the “SEC”), the Office of the New York State Attorney General (the “NYAG”) and the NYS ID have been conducting investigations relating to certain insurance and reinsurance business practices, non-traditional insurance products and assumed reinsurance transactions within the industry and at AIG. In connection with these investigations, AIG requested that TRH, as a subsidiary of AIG, review its documents and practices, and TRH has cooperated with AIG in all such requests.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On February 9, 2006, AIG announced that it reached a resolution of claims and matters under investigation by the DOJ, SEC, NYAG and NYS ID. AIG stated that the settlements resolved investigations conducted by the SEC, NYAG and NYS ID against AIG and concluded negotiations with these authorities and the DOJ in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments.

As part of these settlements, AIG has agreed to retain, for a period of three years, an independent consultant who will conduct a review that will include, among other things, the adequacy of AIG’s internal controls over financial reporting, the policies, procedures and effectiveness of AIG’s regulatory, compliance and legal functions and the remediation plan that AIG has implemented as a result of its own internal review. TRH, as a subsidiary of AIG, is cooperating with the terms of the settlements that are applicable to TRH.

In addition, from time to time, other regulators have commenced, and may in the future commence, investigations into insurance brokerage practices relating to contingent commissions and other industry-wide practices as well as other broker-related conduct, such as alleged bid-rigging, finite insurance and reinsurance transactions and other reinsurance practices. TRH has cooperated, and will continue to cooperate, in producing documents and other information in response to subpoenas and other requests. While TRH does not believe that any of these inquiries will have a material impact on TRH’s business or financial results, it is not possible to predict with any certainty at this time what impact, if any, these inquiries may have on TRH’s business or financial results.

(b) Commercial Commitments: In the normal course of business, TRH has letters of credit outstanding as of December 31, 2008 totaling $41.5 million. These letters of credit are provided to secure certain loss reserves and other balances due to ceding companies. Where TRH provides a letter of credit, it is generally contractually obligated to continue to provide a letter of credit to the ceding company in the future to secure certain reserves and other balances.

(c) Leases: As of December 31, 2008, the future minimum lease payments (principally for leased office space) under various long-term operating leases were as follows:

(in thousands)
2009	$12,361
2010	11,406
2011	9,511
2012	9,238
2013	6,998
Remaining years after 2013 (from 2014 to 2021)	42,096

Total	$91,610

Rent expense approximated $12.0 million, $11.3 million and $9.7 million in 2008, 2007 and 2006, respectively.

19. Employee Retention Plan

In October 2008, TRH adopted a retention program (the “Retention Plan”) covering a significant number of its employees, including its senior-most management. Salary expenses incurred related to the Retention Plan totaled approximately $8 million in 2008 and is expected to total approximately $20 million in 2009. The vast majority of the Retention Plan is payable 60% in 2008 and 40% in 2009, subject to the employee’s continued employment through December 31, 2009. Approximately $15 million was paid in 2008 and $13 million is expected to be paid in 2009, mainly in July.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Quarterly Financial Information (unaudited)

The following is a summary of unaudited quarterly financial data for each of the years ended December 31, 2008 and 2007. However, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair statement of the results of operations for such periods have been made.

	Three Months Ended
	March 31,		June 30,		September 30,		December 31,
	2008	2007	2008	2007	2008(1)(2)	2007	2008(3)	2007
	(in thousands, except per share data)
Net premiums written	$1,035,613	$984,164	$988,524	$983,084	$1,094,182	$984,624	$989,773	$1,001,027
Net premiums earned	1,017,189	965,121	1,022,695	948,110	1,026,931	959,807	1,000,574	1,029,631
Net investment income	117,209	116,157	120,493	119,264	110,433	112,244	92,316	122,107
Realized net capital gains (losses)	(15,051)	15,397	(59,868)	1,882	(157,604)	14,723	(203,018)	(22,613)
Net income (loss)	115,653	107,229	89,733	125,662	(107,521)	141,726	4,389	112,524
Net income (loss) per common share:
Basic	1.75	1.62	1.35	1.90	(1.62)	2.14	0.07	1.70
Diluted	1.73	1.61	1.34	1.89	(1.62)	2.12	0.07	1.68

(1)

As the impact of potential shares for the three-month period ended September 30, 2008 is antidilutive (i.e., reduces the loss per common share) because there is a loss from continuing operations, potential shares are not included in the diluted net loss per common share calculation for that period.

(2)

Net loss for the three months ended September 30, 2008 includes significant pre-tax realized net capital losses, including $124 million of other-than-temporary impairment write-downs, and pre-tax net catastrophe costs of $146 million, largely related to Hurricane Ike. The impact of these items on net loss is mitigated by the tax benefit associated with these costs.

(3)

Net income for the three months ended December 31, 2008 includes significant pre-tax realized net capital losses, including $115 million of other-than-temporary impairment write-downs. The impact of this on net income is mitigated by the tax benefit associated with this.

SCHEDULE I

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
SUMMARY OF INVESTMENTS—OTHER THAN INVESTMENTS IN RELATED PARTIES
As of December 31, 2008

Type of Investment	Cost or Amortized Cost(1)	Fair Value	Amount at Which Shown in the Balance Sheet
	(in thousands)
Fixed maturities:
U.S. Government and government agencies and authorities	$40,783	$45,198	$45,198
States, municipalities and political subdivisions	6,573,299	6,359,525	6,367,696
Foreign governments	275,262	280,598	280,598
Public utilities	27,809	27,608	27,608
All other corporate	2,061,957	2,066,421	2,066,421
Asset-backed	534,306	444,153	444,153

Total fixed maturities	9,513,416	9,223,503	9,231,674

Equities:
Common stocks:
Public utilities	3,479	3,229	3,229
Banks, trust and insurance companies	51,325	42,311	42,311
Industrial, miscellaneous and all other	424,910	380,105	380,105

Total common stocks	479,714	425,645	425,645
Nonredeemable preferred stocks	102,804	98,230	98,230

Total equities	582,518	523,875	523,875

Other invested assets	230,837	243,795	243,795
Short-term investments	230,213	230,213	230,213

Total investments	$10,556,984	$10,221,386	$10,229,557

(1)	Investments in fixed maturities are shown at amortized cost.

SCHEDULE II

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
(Parent Company Only)
As of December 31, 2008 and 2007

	2008	2007
	(in thousands, except share data)
Assets:
Fixed maturities available for sale, at fair value (amortized cost: 2008—$13,951; 2007—$21,502)	$15,483	$22,574
Short-term investment	3,745	—
Cash and cash equivalents	3,938	3,496
Investment in subsidiaries	3,852,258	4,025,270
Other assets	57,639	48,313
Dividend due from subsidiary	—	10,000

Total assets	$3,933,063	$4,109,653

Liabilities:
Dividends payable	$12,600	$10,600
5.75% senior notes due December 14, 2015:
Affiliates	448,346	448,158
Other	273,897	298,772
Accrued liabilities	—	3,081

Total liabilities	734,843	760,611

Stockholders’ equity:
Preferred Stock	—	—
Common Stock	67,353	67,222
Additional paid-in capital	268,027	249,853
Accumulated other comprehensive loss	(257,690)	(34,692)
Retained earnings	3,142,449	3,088,578
Treasury Stock, at cost: 988,900 shares of common stock	(21,919)	(21,919)

Total stockholders’ equity	3,198,220	3,349,042

Total liabilities and stockholders’ equity	3,933,063	$4,109,653

See Notes to Condensed Financial Information of Registrant—(Parent Company Only)

SCHEDULE II

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED FINANCIAL INFORMATION OF REGISTRANT—(Continued)
STATEMENTS OF OPERATIONS
(Parent Company Only)
For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(in thousands)
Revenues:
Net investment income (principally dividends from subsidiary)	$95,725	$84,047	$90,825
Realized net capital gains	(3,161)	482	—
Gain on debt extinguishment	10,250	—	—
Equity in undistributed income of subsidiaries	42,767	442,843	374,491

Total revenues	145,581	527,372	465,316

Expenses:
Operating expenses	18,189	15,213	11,734
Interest on senior notes	43,359	43,421	43,405

Total expenses	61,548	58,634	55,139

Income before income taxes	84,033	468,738	410,177

Income tax benefits:
Current	(15,634)	(9,570)	(9,675)
Deferred	(2,587)	(8,833)	(8,300)

Total income tax benefits	(18,221)	(18,403)	(17,975)

Net income	$102,254	$487,141	$428,152

See Notes to Condensed Financial Information of Registrant—(Parent Company Only)

SCHEDULE II

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED FINANCIAL INFORMATION OF REGISTRANT—(Continued)
STATEMENTS OF CASH FLOWS
(Parent Company Only)
For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(in thousands)
Cash flows from operating activities:
Net income	$102,254	$487,141	$428,152

Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed income of subsidiaries	(42,767)	(442,843)	(374,491)
Change in dividend due from subsidiary	10,000	(1,000)	(1,000)
Changes in other assets and accrued liabilities	(5,158)	(11,872)	(7,083)

Total adjustments	(37,925)	(455,715)	(382,574)

Net cash provided by operating activities	64,329	31,426	45,578

Cash flows from investing activities:
Proceeds of fixed maturities sold	103	25,529	6,780
Proceeds of fixed maturities matured	—	20	—
Purchase of fixed maturities	—	(12,952)	(18,428)
Purchase of subsidiary	—	(21,000)	—
Net change in securities lending invested collateral	—	—	5
Net purchase of short-term investments	(3,745)	—	—

Net cash used in investing activities	(3,642)	(8,403)	(11,643)

Cash flows from financing activities:
Net change in securities lending payable	—	—	(5)
Dividends to stockholders	(46,382)	(39,019)	(33,637)
Common stock issued	(924)	6,042	3,273
Repurchase of senior notes	(14,750)	—	—
Other, net	1,811	1,075	683

Net cash used in financing activities.	(60,245)	(31,902)	(29,686)

Change in cash and cash equivalents	442	(8,879)	4,249
Cash and cash equivalents, beginning of year	3,496	12,375	8,126

Cash and cash equivalents, end of year	$3,938	$3,496	$12,375

Notes to Condensed Financial Information of Registrant—(Parent Company Only)

(1)	The condensed financial information of registrant should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere herein.

(2)	Investment in subsidiaries is reflected on the equity method.

SCHEDULE III

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
SUPPLEMENTARY INSURANCE INFORMATION
As of December 31, 2008, 2007 and 2006 and for the Years Then Ended

	Deferred Acquisition Costs	Unpaid Losses and Loss Adjustment Expenses	Unearned Premiums	Net Premiums Earned	Net Investment Income	Net Losses and Loss Adjustment Expenses	Net Commissions and Change in Deferred Acquisition Costs	Other Underwriting Expenses	Net Premiums Written
	(in thousands)
2008
Property-Casualty
Domestic	$122,447	$4,949,708	$616,700	$2,043,053	$259,379	$1,607,543	$471,575	$65,804	$2,035,661
International:
Europe	63,320	2,551,940	317,820	1,525,334	146,202	1,051,019	354,425	45,901	1,562,118
Other	53,843	622,834	285,613	499,002	34,870	248,665	147,670	19,850	510,313

Consolidated	$239,610	$8,124,482	$1,220,133	$4,067,389	$440,451	$2,907,227	$973,670	$131,555	$4,108,092

2007
Property-Casualty
Domestic	$125,883	$4,448,545	$632,554	$1,933,643	$300,702	$1,435,229	$445,394	$56,461	$1,948,045
International:
Europe	63,618	2,645,256	317,972	1,498,789	135,317	951,266	377,332	42,932	1,524,036
Other	58,580	832,460	276,121	470,237	33,753	251,538	140,494	16,367	480,818

Consolidated	$248,081	$7,926,261	$1,226,647	$3,902,669	$469,772	$2,638,033	$963,220	$115,760	$3,952,899

2006
Property-Casualty
Domestic	$124,193	$4,311,705	$619,742	$1,703,575	$290,349	$1,319,940	$390,078	$47,071	$1,751,229
International:
Europe	52,814	2,428,357	278,222	1,405,159	117,565	904,924	356,142	39,848	1,401,140
Other	54,173	727,887	246,058	495,360	26,626	237,802	143,975	15,420	481,071

Consolidated	$231,180	$7,467,949	$1,144,022	$3,604,094	$434,540	$2,462,666	$890,195	$102,339	$3,633,440

SCHEDULE IV

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
REINSURANCE
For the Years Ended December 31, 2008, 2007 and 2006

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
	(dollars in thousands)
2008
Premiums written:
Property-Casualty	—	$315,149	$4,423,241	$4,108,092	108%
2007
Premiums written:
Property-Casualty	—	$330,664	$4,283,563	$3,952,899	108%
2006
Premiums written:
Property-Casualty	—	$349,977	$3,983,417	$3,633,440	110%

SCHEDULE VI

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION CONCERNING
PROPERTY/CASUALTY INSURANCE OPERATIONS
As of December 31, 2008, 2007 and 2006 and For the Years Then Ended

	Deferred Acquisition Costs	Unpaid Losses and Loss Adjustment Expenses	Discount if any Deducted	Unearned Premiums	Net Premiums Earned	Net Investment Income	Net Losses and Loss Adjustment Expenses Related to Current Year	Net Losses and Loss Adjustment Expenses Related to Prior Years	Net Commissions and Change in Deferred Acquisition Costs	Net Paid Losses and Loss Adjustment Expenses	Net Premiums Written
	(in thousands)
2008	$239,610	$8,124,482	—	$1,220,133	$4,067,389	$440,451	$2,907,711	$(484)	$973,670	$2,116,050	$4,108,092
2007	248,081	7,926,261	—	1,226,647	3,902,669	469,772	2,549,653	88,380	963,220	2,102,125	3,952,899
2006	231,180	7,467,949	—	1,144,022	3,604,094	434,540	2,281,538	181,128	890,195	2,104,531	3,633,440

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of March 31, 2009 and December 31, 2008
(Unaudited)

	2009	2008
	(in thousands, except share data)
ASSETS
Investments:
Fixed maturities:
Held to maturity, at amortized cost (fair value: 2009—$1,241,876; 2008—$1,210,432)	$1,217,532	$1,218,603
Available for sale, at fair value (amortized cost: 2009—$8,402,113; 2008—$8,294,813)	8,294,218	8,013,071
Equities available for sale, at fair value:
Common stocks (cost: 2009—$440,190; 2008-$479,714)	389,623	425,645
Nonredeemable preferred stocks (cost: 2009—$66,680; 2008—$102,804)	50,034	98,230
Other invested assets	262,249	243,795
Short-term investments, at cost (approximates fair value)	217,071	230,213

Total investments	10,430,727	10,229,557
Cash and cash equivalents	444,034	288,920
Accrued investment income	139,678	141,563
Premium balances receivable, net	629,897	665,187
Reinsurance recoverable on paid and unpaid losses and loss adjustment expenses:
Affiliates	262,100	250,473
Other	542,089	540,026
Deferred acquisition costs	253,931	239,610
Prepaid reinsurance premiums	106,995	84,238
Deferred income taxes	663,771	692,345
Other assets	202,985	245,019

Total assets	$13,676,207	$13,376,938

LIABILITIES AND STOCKHOLDERS’ EQUITY
Unpaid losses and loss adjustment expenses	$8,137,832	$8,124,482
Unearned premiums	1,300,521	1,220,133
5.75% senior notes due December 14, 2015:
Affiliates	448,395	448,346
Other	248,570	273,897
Other liabilities	219,982	111,860

Total liabilities	10,355,300	10,178,718

Commitments and contingent liabilities (see Note 11)
Preferred Stock, $1.00 par value; shares authorized: 5,000,000; none issued	—	—
Common Stock, $1.00 par value; shares authorized: 100,000,000; shares issued: 2009—67,353,258; 2008—67,353,258	67,353	67,353
Additional paid-in capital	269,500	268,027
Accumulated other comprehensive loss	(199,102)	(257,690)
Retained earnings	3,205,075	3,142,449
Treasury Stock, at cost: 988,900 shares of common stock	(21,919)	(21,919)

Total stockholders’ equity	3,320,907	3,198,220

Total liabilities and stockholders’ equity	$13,676,207	$13,376,938

The accompanying notes are an integral part of the condensed consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended March 31,
	2009	2008
	(in thousands, except per share data)
Revenues:
Net premiums written	$1,047,102	$1,035,613
Increase in net unearned premiums	(70,571)	(18,424)

Net premiums earned	976,531	1,017,189
Net investment income	109,818	117,209
Realized net capital losses	(60,571)	(15,051)
Gain on early extinguishment of debt	9,878	—

Total revenues	1,035,656	1,119,347

Expenses:
Net losses and loss adjustment expenses	669,814	675,429
Net commissions	244,188	256,741
Other underwriting expenses	32,726	30,324
Increase in deferred acquisition costs	(17,365)	(5,804)
Interest on senior notes	10,362	10,858
Other, net	5,655	6,580

Total expenses	945,380	974,128

Income before income taxes	90,276	145,219
Income taxes	15,040	29,566

Net income	$75,236	$115,653

Net income per common share:
Basic	$1.13	$1.75
Diluted	1.13	1.73
Cash dividends declared per common share	0.19	0.16
Weighted average common shares outstanding:
Basic	66,364	66,240
Diluted	66,576	66,805

The accompanying notes are an integral part of the condensed consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31,
	2009	2008
	(in thousands)
Net cash provided by operating activities	$244,584	$284,138

Cash flows from investing activities:
Proceeds of fixed maturities available for sale sold	285,647	681,266
Proceeds of fixed maturities available for sale redeemed or matured	114,335	233,094
Proceeds of equities available for sale sold	115,413	237,031
Purchase of fixed maturities available for sale	(610,581)	(1,117,952)
Purchase of equities available for sale	(92,432)	(254,867)
Net (purchase) sale of other invested assets	(24,994)	1,072
Net sales in securities lending invested collateral	—	29,839
Net sale (purchase) of short-term investments	12,616	(49,734)
Change in other liabilities for securities in course of settlement	156,415	19,858
Other, net	(15,152)	12,635

Net cash used in investing activities	(58,733)	(207,758)

Cash flows from financing activities:
Net change in securities lending payable	—	(29,839)
Dividends to stockholders	(12,609)	(10,599)
Proceeds from common stock issued	—	375
Repurchase of senior notes	(15,479)	—
Other, net	(429)	(243)

Net cash used in financing activities	(28,517)	(40,306)

Effect of exchange rate changes on cash and cash equivalents	(2,220)	1,758

Change in cash and cash equivalents	155,114	37,832
Cash and cash equivalents, beginning of period	288,920	255,432

Cash and cash equivalents, end of period	$444,034	$293,264

Supplemental cash flow information:
Income taxes paid, net	$7,180	$21,550
Interest paid on senior notes	—	—

The accompanying notes are an integral part of the condensed consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)

	Three Months Ended March 31,
	2009	2008
	(in thousands)
Net income	$75,236	$115,653

Other comprehensive income (loss):
Net unrealized appreciation (depreciation) of investments, net of tax:
Net unrealized holding gains (losses)	104,941	(216,106)
Deferred income tax (charge) benefit on above	(36,730)	75,639
Reclassification adjustment for losses included in net income	55,846	8,945
Deferred income tax charge on above	(19,546)	(3,131)

	104,511	(134,653)

Net unrealized foreign currency translation (loss) gain, net of tax:
Net unrealized currency translation (loss) gain	(70,652)	86,707
Deferred income tax benefit (charge) on above	24,728	(30,347)

	(45,924)	56,360

Other comprehensive income (loss)	58,587	(78,293)

Comprehensive income	$133,823	$37,360

The accompanying notes are an integral part of the condensed consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009 (Unaudited)

1. Basis of Presentation

These unaudited condensed consolidated financial statements do not include all disclosures required by U.S. generally accepted accounting principles (“GAAP”) for complete financial statements and should be read in conjunction with the audited consolidated financial statements and the related notes included in the Annual Report on Form 10-K of Transatlantic Holdings, Inc. (the “Company”, and collectively with its subsidiaries, “TRH”) for the year ended December 31, 2008 (the “2008 10-K”).

In the opinion of management, these condensed consolidated financial statements contain the normal recurring adjustments necessary for a fair statement of the results presented herein. All material intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts and related disclosures. TRH relies on historical experience and on various other assumptions that it believes to be reasonable, under the circumstances, to make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

TRH believes its most critical accounting estimates are those with respect to loss reserves, fair value measurements of certain financial assets, other-than-temporary impairments of investments, premium revenues and deferred acquisition costs, as they require management’s most significant exercise of judgment on both a quantitative and qualitative basis in the preparation of TRH’s condensed consolidated financial statements and footnotes. The accounting estimates that result require the use of assumptions about certain matters that are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, TRH’s results of operations and financial condition would be affected, possibly materially.

Certain reclassifications and format changes have been made to prior period amounts to conform to the current period presentation.

2. Recent Accounting Standards

(a) Adoption of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”)

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing guidance about whether an asset or liability is carried at fair value. The fair value measurement and related disclosure guidance in SFAS 157 does not apply to fair value measurements associated with share-based compensation awards accounted for in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment”.

TRH adopted SFAS 157 on January 1, 2008, its required effective date. With certain specific exceptions which would require a cumulative-effect adjustment to opening retained earnings on January 1, 2008, SFAS 157 must be applied prospectively. At January 1, 2008, in accordance with the standard, TRH made no adjustment to opening retained earnings. In addition, there have since been no significant changes to valuation methodologies applied compared to those used prior to adoption.

In October 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 with respect to the fair value measurements of a security when the market for that security is inactive. TRH adopted FSP 157-3 in the third quarter of 2008. There were no significant changes to valuation methods applied as a result of FSP 157-3.

See Note 3 for additional SFAS 157 disclosures.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
March 31, 2009 (Unaudited)

(b) FASB Emerging Issues Task Force Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”)

In November 2008, the FASB ratified EITF 08-6. EITF 08-6 clarified the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 was effective for TRH on January 1, 2009. The adoption of EITF 08-6 did not have a material effect on TRH’s consolidated financial condition, results of operations or cash flows.

(c) SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60” (“SFAS 163”)

In May 2008, the FASB issued SFAS 163. SFAS 163 requires insurance companies to recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. SFAS 163 also clarifies how SFAS No. 60, “Accounting and Reporting by Insurance Enterprises,” applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenues and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. SFAS 163 does not apply to certain insurance contracts that are similar to financial guarantee insurance contracts issued by insurance companies (such as mortgage guaranty insurance or credit insurance on trade receivables), nor does it apply to financial guarantee insurance contracts that are derivative instruments included within the scope of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

SFAS 163 was effective for TRH on January 1, 2009. The adoption of SFAS 163 did not have a material effect on TRH’s consolidated financial condition, results of operations or cash flows.

(d) SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”)

In December 2007, the FASB issued SFAS 141R. SFAS 141R changes the accounting for business combinations in a number of ways, including broadening the transactions or events that are considered business combinations, requiring an acquirer to recognize 100% of the fair values of assets acquired, liabilities assumed, and noncontrolling interests; recognizing contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in income; and recognizing preacquisition loss and gain contingencies at their acquisition-date fair values, among other changes.

SFAS 141R was effective for TRH on January 1, 2009. TRH was not involved in any business combinations which would have required the application of SFAS 141R.

(e) Future Application of Accounting Standards

I. In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP 107-1”). FSP 107-1 amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FSP 107-1 also amends Accounting Principles Board Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in summarized financial information at interim reporting periods.

For TRH, FSP 107-1 will be effective for interim and annual reporting periods ending after June 15, 2009 and shall be applied prospectively. TRH does not expect the adoption of FSP 107-1 to have a material effect on TRH’s consolidated financial condition, results of operations or cash flows.

II. In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP 115-2”). FSP 115-2 amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. FSP 115-2 requires a company to recognize the credit component of an

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
March 31, 2009 (Unaudited)

other-than-temporary impairment of a debt security in income and the non-credit component in other comprehensive income when the company does not intend to sell the security and it is more likely than not the company will not be required to sell the security prior to recovery. FSP 115-2 also changes the threshold for determining when an other-than-temporary impairment has occurred with respect to intent and ability to hold until recovery. FSP 115-2 does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities.

For TRH, FSP 115-2 will be effective for interim and annual reporting periods ending after June 15, 2009 and shall be applied prospectively. Upon adoption, TRH must record a cumulative effect adjustment for the non-credit component of previously recognized other-than-temporary impairments through an increase in retained earnings and an offsetting increase in accumulated other comprehensive loss. TRH is currently assessing the effect of implementing this guidance.

III. In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

For TRH, FSP 157-4 will be effective for interim and annual reporting periods ending after June 15, 2009 and shall be applied prospectively. TRH is currently assessing the effect of implementing this guidance.

3. Fair Value Measurements

Effective January 1, 2008, TRH adopted SFAS 157, which specifies measurement and disclosure standards related to assets and liabilities measured at fair value. See Note 2(a) for additional information.

(a) Fair Value Measurements on a Recurring Basis

TRH measures at fair value on a recurring basis financial instruments included principally in its available for sale securities portfolios and certain short-term investments and cash equivalents. The fair value of a financial instrument is the amount that would be received to sell an asset in an orderly transaction between willing, able and knowledgeable market participants at the measurement date.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the asset being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
March 31, 2009 (Unaudited)

A further discussion of the most significant categories of investments carried at fair value on a recurring basis follows:

I. Fixed Maturity and Equity Securities Available for Sale

TRH maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, TRH obtains quoted prices in active markets for identical assets at the balance sheet date to measure at fair value fixed maturity and marketable equity securities in its available for sale portfolios. Market price data generally are obtained from exchange or dealer markets.

TRH estimates the fair value of fixed maturity securities not traded in active markets by referring to traded securities with similar attributes, using dealer quotations and matrix pricing methodologies, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For fixed maturity securities that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management’s best estimate is used.

Fair values for fixed maturity securities based on observable market prices for identical or similar instruments implicitly include the incorporation of counterparty credit risk. Fair values for fixed maturity securities based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

II. Certain Short-Term Investments and Cash Equivalents

Short-term investments and cash equivalents are carried at cost or amortized cost, which approximates fair value, and principally include money market instruments and commercial paper. These instruments are typically not traded in active markets; however, their fair values are based on market observable inputs.

(b) Fair Value Measurements on a Non-Recurring Basis

TRH also measures the fair value of certain assets on a non-recurring basis, generally quarterly, annually, or when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. These assets primarily include held-to-maturity fixed maturities, which are carried on the balance sheet at amortized cost, and cost and equity-method investments. When TRH determines that the carrying value of these assets may not be recoverable, TRH records the assets at fair value with the loss recognized in income as a realized capital loss. In such cases, TRH measures the fair value of these assets using the techniques discussed above for fixed maturities and equity securities.

See Note 2(c) of Notes to Consolidated Financial Statements in the 2008 10-K for additional information about how TRH tests its investments for other-than-temporary impairment.

(c) Fair Value Hierarchy

Assets recorded at fair value in the consolidated balance sheet are measured and classified in a hierarchy for disclosure purposes consisting of three “levels” based on the observability of inputs available in the marketplace used to measure the fair values as discussed below:

•

Level 1: Fair value measurements that are quoted prices (unadjusted) in active markets that TRH has the ability to access for identical assets. Market price data generally is obtained from exchange or dealer markets. TRH does not adjust the quoted price for such instruments. Assets measured at fair value on a recurring basis and classified as Level 1 principally include actively

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
March 31, 2009 (Unaudited)

traded listed common stocks and mutual funds (which are included on the balance sheet in common stocks available for sale).

•

Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets measured at fair value on a recurring basis and classified as Level 2 generally include certain government and government agency securities, state, municipal and political subdivision obligations, most investment- grade and high-yield corporate bonds, most nonredeemable preferred stocks available for sale, most asset-backed securities and certain short-term investments and cash equivalents.

•

Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements may be made under circumstances in which there is little, if any, market activity for the asset. TRH’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, TRH considers factors specific to the asset. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assets measured at fair value on a recurring basis and classified as Level 3 principally include certain asset-backed fixed maturities and certain other invested assets.

(d) Assets Measured at Fair Value on a Recurring Basis

The following tables present information about assets measured at fair value on a recurring basis at March 31, 2009 and December 31, 2008 and indicates the level of the fair value measurement based on the levels of the inputs used:

	Level 1	Level 2	Level 3	Total
	(in millions)
As of March 31, 2009
Assets(a):
Fixed maturities available for sale	$—	$8,193.3	$100.9	$8,294.2
Common stocks available for sale	389.6	—	—	389.6
Nonredeemable preferred stocks available for sale	—	42.5	7.5	50.0
Other invested assets	0.1	—	57.3	57.4
Short-term investments(b)	4.8	98.8	—	103.6
Cash and cash equivalents(b)	—	118.1	—	118.1
Other assets	—	—	5.3	5.3

Total	$394.5	$8,452.7	$171.0	$9,018.2

As of December 31, 2008
Assets(a):
Fixed maturities available for sale	$19.1	$7,908.6	$85.4	$8,013.1
Common stocks available for sale	425.6	—	—	425.6
Nonredeemable preferred stocks available for sale	—	95.7	2.5	98.2
Other invested assets	0.1	—	33.2	33.3
Short-term investments(b)	1.5	89.2	—	90.7
Cash and cash equivalents(b)	—	51.2	—	51.2

Total	$446.3	$8,144.7	$121.1	$8,712.1

(a)	Represents only items measured at fair value.

(b)	Short-term investments and cash equivalents in Level 2 are carried at cost which approximates fair value.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
March 31, 2009 (Unaudited)

At March 31, 2009 and December 31, 2008, Level 3 assets totaled $171.0 million and $121.1 million, respectively, representing 1.9% and 1.4%, respectively, of total assets measured at fair value on a recurring basis.

The following tables present analyses of the changes during the three month periods ended March 31, 2009 and 2008 in Level 3 assets measured at fair value on a recurring basis and the unrealized gains (losses) recorded in income during such three month periods related to those assets that remained on the consolidated balance sheet at March 31, 2009 and 2008:

Three Months Ended March 31, 2009	Fixed Maturities Available for Sale	Nonredeemable Preferred Stocks Available for Sale	Other Invested Assets	Other Assets	Total
	(in millions)
Balance, December 31, 2008	$85.4	$2.5	$33.2	$—	$121.1
Net realized/unrealized gains/losses included in:
Net investment income	0.7	—	1.0	—	1.7
Net realized capital losses	(8.7)	—	—	—	(8.7)
Accumulated other comprehensive income	4.4	—	(1.9)	—	2.5
Purchases, sales, issuances and settlements, net	8.7	—	25.0	5.3	39.0
Transfers in (out) of Level 3	10.4	5.0	—	—	15.4

Balance, March 31, 2009	$100.9	$7.5	$57.3	$5.3	$171.0

Unrealized losses recorded in realized net capital losses on instruments held at March 31, 2009	$—	$—	$—	$—	$—

Three Months Ended March 31, 2008	Fixed Maturities Available for Sale	Nonredeemable Preferred Stocks Available for Sale	Other Invested Assets	Securities Lending Invested Collateral	Total
	(in millions)
Balance, January 1, 2008	$0.5	$2.5	$18.3	$151.3	$172.6
Net realized/unrealized gains/losses included in:
Net investment income	—	—	0.7	—	0.7
Net realized capital losses	—	—	—	—	—
Accumulated other comprehensive income	—	—	0.4	(5.9)	(5.5)
Purchases, sales, issuances and settlements, net	1.7	—	(0.8)	(1.3)	(0.4)
Transfers in (out) of Level 3	—	—	—	0.1	0.1

Balance, March 31, 2008	$2.2	$2.5	$18.6	$144.2	$167.5

Unrealized losses recorded in realized net capital losses on instruments held at March 31, 2008	$—	$—	$—	$—	$—

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. As a result, the unrealized gains and losses on instruments held at March 31, 2009 may include changes in fair value that were attributable to both observable inputs (e.g., changes in market interest rates) and unobservable inputs (e.g., changes in unobservable long-dated volatilities).

Net unrealized depreciation related to Level 3 investments approximated $23.5 million at March 31, 2009 and $22.7 million at December 31, 2008.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
March 31, 2009 (Unaudited)

(e) Assets Measured at Fair Value on a Non-Recurring Basis

None of TRH’s assets were written down to fair value on a non-recurring basis during the three months ended March 31, 2009.

4. Investments

(a) Fixed Maturities

The amortized cost and fair value of fixed maturities at March 31, 2009 and December 31, 2008 are summarized as follows:

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
		(in thousands)
March 31, 2009
Fixed maturities held to maturity and carried at amortized cost:
States, municipalities and political subdivisions	$1,217,532	$39,858	$(15,514)	$1,241,876

Fixed maturities available for sale and carried at fair value:
U.S. Government and government agencies	$22,014	$744	$(20)	$22,738
States, municipalities and political subdivisions	5,582,467	100,444	(112,677)	5,570,234
Foreign governments	253,239	3,537	(104)	256,672
Corporate	1,979,874	87,331	(125,434)	1,941,771
Asset-backed	564,519	16,617	(78,333)	502,803

Total	$8,402,113	$208,673	$(316,568)	$8,294,218

December 31, 2008
Fixed maturities held to maturity and carried at amortized cost:
States, municipalities and political subdivisions	$1,218,603	$30,069	$(38,240)	$1,210,432

Fixed maturities available for sale and carried at fair value:
U.S. Government and government agencies	$40,783	$4,565	$(150)	$45,198
States, municipalities and political subdivisions	5,354,696	57,452	(263,055)	5,149,093
Foreign governments	275,262	5,827	(491)	280,598
Corporate	2,089,766	78,946	(74,683)	2,094,029
Asset-backed	534,306	1,205	(91,358)	444,153

Total	$8,294,813	$147,995	$(429,737)	$8,013,071

(b) Equities

At March 31, 2009 and December 31, 2008, net unrealized depreciation of equities available for sale included gross gains of $16.0 million and $22.9 million and gross losses of $83.2 million and $81.5 million, respectively.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
March 31, 2009 (Unaudited)

(c) Realized Net Capital Losses

The components of realized net capital losses for the three months ended March 31, 2009 and 2008 are as follows:

	Three Months Ended March 31,
	2009	2008
	(in millions)
Sales and redemptions of securities	$(10.4)	$0.5
Other-than-temporary impairment write-downs	(45.5)	(9.5)
Net foreign currency transaction losses	(4.7)	(6.1)

Total net realized capital losses	$(60.6)	$(15.1)

(d) Aging of Gross Unrealized Losses

As of March 31, 2009 and December 31, 2008, the aging of the gross unrealized losses with respect to all fixed maturities and equities, grouped by months in a continuous unrealized loss position, was as follows:

	Less than 12 Months			12 Months or More		Total
	Fair Value	Gross Unrealized Losses		Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in millions)
March 31, 2009:
Fixed maturities:
U.S. government and government agencies	$18	$	*	$—	$—	$18	$	*
States, municipalities and political subdivisions	1,398		(42)	1,221	(86)	2,619		(128)
Foreign governments	20		*	—	—	20		*
Corporate	544		(73)	221	(53)	765		(126)
Asset-backed	89		(20)	247	(58)	336		(78)

Total Fixed Maturities	2,069		(135)	1,689	(197)	3,758		(332)
Equities available for sale	244		(82)	2	(1)	246		(83)

Total	$2,313		$(217)	$1,691	$(198)	$4,004		$(415)

December 31, 2008:
Fixed maturities:
U.S. government and government agencies	$10	$	*	$—	$—	$10	$	*
States, municipalities and political subdivisions	3,055		(173)	624	(128)	3,679		(301)
Foreign governments	15		(1)	—	—	15		(1)
Corporate	657		(51)	155	(24)	812		(75)
Asset-backed	129		(33)	216	(58)	345		(91)

Total Fixed Maturities	3,866		(258)	995	(210)	4,861		(468)
Equities available for sale	269		(81)	1	(1)	270		(82)

Total	$4,135		$(339)	$996	$(211)	$5,131		$(550)

*	Rounds to less than 1 million

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
March 31, 2009 (Unaudited)

The unrealized losses on total fixed maturities resulted largely from changes in market interest rates caused principally by a widening of credit spreads from market dislocation and general market illiquidity in recent periods. Fixed maturities in an unrealized loss position principally consist of highly-rated corporate, state, municipality or political subdivision and asset-backed fixed maturities. TRH has the ability and intent to hold all securities in an unrealized loss position until their fair values recover. In making this determination, TRH has considered factors specific to the securities that have unrealized losses coupled with TRH’s history of consistently strong operating cash flows, levels of cash, cash equivalents and liquid investment classes, as well as its short and medium-term cash needs.

Since the beginning of 2008, the collapse of the U.S. residential mortgage market, credit quality deterioration, increased credit losses in many sectors, the collapse of several prominent financial institutions and a general decline in global market conditions, among other factors, contributed to a steep decline in equity markets and thus, a decline in the fair values of TRH’s common equity securities. At March 31, 2009, the pre-tax gross unrealized loss for all equities was $83 million, of which a de minimis amount was in an unrealized loss position over 12 months. As these equities did not meet TRH’s criteria for other- than-temporary impairment write-down, which criteria are discussed in Note 2(c) of Notes to Consolidated Financial in the 2008 Form 10-K, and TRH has the intent and ability to hold these securities to recovery, TRH determined that these securities were not other-than-temporarily impaired.

5. Net Income Per Common Share

Net income per common share for the periods presented below has been computed based upon weighted average common shares outstanding.

	Three Months Ended March 31,
	2009	2008
	(in thousands, except per share data)
Net income (numerator)	$75,236	$115,653

Weighted average common shares outstanding used in the computation of net income per common share:
Average shares issued	67,353	67,229
Less: Average shares in treasury	989	989

Average outstanding shares—basic (denominator)	66,364	66,240
Average potential shares from stock compensation (a)	212	565

Average outstanding shares—diluted (denominator)	66,576	66,805

Net income per common share:
Basic	$1.13	$1.75
Diluted	1.13	1.73

(a)

The three months ended March 31, 2009 excludes the effect of 2.4 million anti-dilutive shares (from a total of 2.8 million potential shares). The three months ended March 31, 2008 excludes the effect of 0.8 million anti-dilutive shares (from a total of 3.0 million potential shares).

6. Senior Notes

In the first quarter of 2009, TRH repurchased $26 million principal amount of its 5.75% senior notes due on December 14, 2015 (the “Senior Notes”) for $16 million from non-affiliates, realizing a gain of $10 million. At March 31, 2009 and December 31, 2008, $699 million and $725 million, respectively, principal amount of the Senior Notes remained outstanding. In addition, the unamortized original issue discount, which totaled $2.5 million and $2.8 million on March 31, 2009 and December 31, 2008, respectively, has been deducted from the carrying value of the Senior Notes

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
March 31, 2009 (Unaudited)

and is being amortized over the term of the Senior Notes on the effective interest rate method. The fair value of the Senior Notes as of March 31, 2009 and December 31, 2008 was $415.3 million and $469.4 million, respectively, based on quoted market price.

Interest expense incurred in connection with the Senior Notes was $10.4 million and $10.9 million in the first quarter of 2009 and 2008, respectively. There were no scheduled interest payments on the Senior Notes in the first quarter of 2009 and 2008.

7. Reinsurance Ceded

Premiums written, premiums earned and losses and loss adjustment expenses incurred were comprised of the following:

	Three Months Ended March 31,
	2009	2008
	(in thousands)
Gross premiums written	$1,134,327	$1,131,262
Ceded premiums written	(87,225)	(95,649)

Net premiums written	$1,047,102	$1,035,613

Gross premiums earned	$1,040,464	$1,085,343
Ceded premiums earned	(63,933)	(68,154)

Net premiums earned	$976,531	$1,017,189

Gross incurred losses and loss adjustment expenses	$708,088	$698,778
Reinsured losses and loss adjustment expenses ceded	(38,274)	(23,349)

Net incurred losses and loss adjustment expenses	$669,814	$675,429

Gross premiums written and earned, ceded premiums written and earned, gross incurred losses and loss adjustment expenses and reinsured losses and loss adjustment expenses ceded include amounts, which, by prearrangement with TRH, were assumed from an affiliate and then ceded in an equal amount to other affiliates. Gross premiums written and ceded premiums written include $57.8 million and $47.3 million in the first quarter of 2009 and 2008, respectively, relating to such arrangements. Gross premiums earned and ceded premiums earned include $41.0 million and $31.8 million in the first quarter of 2009 and 2008, respectively, relating to such arrangements. Gross incurred losses and loss adjustment expenses and reinsured losses and loss adjustment expenses ceded include $23.0 million and $12.2 million in the first quarter of 2009 and 2008, respectively, relating to such arrangements.

8. Cash Dividends

In the first quarter of 2009, the Company’s Board of Directors declared a dividend of $0.19 per common share, or approximately $12.6 million in the aggregate, payable on June 19, 2009.

9. Segment Information

TRH conducts its business and assesses performance through segments organized along geographic lines. The Domestic segment principally includes financial data from branches in the United States except Miami, as well as revenues and expenses of the Company (including interest expense on the Senior Notes) and stock-based compensation expense.

Financial data from the London and Paris branches and from Trans Re Zurich are reported in the aggregate as International—Europe and considered as one segment due to operational and regional similarities. Data from the Miami (which serves Latin America and the Caribbean), Toronto, Hong Kong

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
March 31, 2009 (Unaudited)

and Tokyo branches are grouped as International—Other and represent the aggregation of non-material segments. In each segment, property and casualty reinsurance is provided to insurers and reinsurers on a treaty and facultative basis, through brokers or directly to ceding companies.

The following table presents a summary of comparative financial data by segment:

	Three Months Ended March 31,
	2009	2008
	(in thousands)
Domestic:
Net premiums written	$584,373	$548,122
Net premiums earned(a)	515,264	509,688
Net investment income	72,068	71,373
Realized net capital losses	(54,089)	(11,374)
Revenues	543,121	569,687
Net losses and loss adjustment expenses	354,763	373,382
Underwriting expenses(c)	156,527	147,851
Underwriting profit (loss)(d)	21,840	(1,320)
Income before income taxes	33,811	41,226
International—Europe:
Net premiums written	$347,681	$382,353
Net premiums earned(a)	356,168	370,933
Net investment income	29,623	37,136
Realized net capital (losses) gains	(1,871)	667
Revenues(b)	383,920	408,736
Net losses and loss adjustment expenses	259,255	232,735
Underwriting expenses(c)	90,759	98,299
Underwriting profit(d)	4,297	43,746
Income before income taxes	31,914	81,548
International—Other(e):
Net premiums written	$115,048	$105,138
Net premiums earned(a)	105,099	136,568
Net investment income	8,127	8,700
Realized net capital losses	(4,611)	(4,344)
Revenues	108,615	140,924
Net losses and loss adjustment expenses	55,796	69,312
Underwriting expenses(c)	29,628	40,915
Underwriting profit(d)	21,031	18,073
Income before income taxes	24,551	22,445
Consolidated:
Net premiums written	$1,047,102	$1,035,613
Net premiums earned(a)	976,531	1,017,189
Net investment income	109,818	117,209
Realized net capital losses	(60,571)	(15,051)
Revenues(b)	1,035,656	1,119,347
Net losses and loss adjustment expenses	669,814	675,429
Underwriting expenses(c)	276,914	287,065
Underwriting profit(d)	47,168	60,499
Income before income taxes	90,276	145,219

(a)	Net premiums earned from affiliates approximate $80 million and $97 million for the three months ended March 31, 2009 and 2008, respectively, and are included mainly in Domestic.

(footnotes continued on next page)

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
March 31, 2009 (Unaudited)

(footnotes continued from previous page)

(b)	Revenues from the London branch totaled $203 million and $220 million for the three months ended March 31, 2009 and 2008, respectively.

(c)	Underwriting expenses represent the sum of net commissions and other underwriting expenses.

(d)	Underwriting profit (loss) represents net premiums earned less net losses and loss adjustment expenses and underwriting expenses, plus (minus) the increase (decrease) in deferred acquisition costs.

(e)

The Miami branch segment data is considered significant for the first quarter of 2009 only. Certain key Miami data elements, which are included in International—Other, in the 2009 and 2008 periods are as follows:

	Three Months Ended March 31,
	2009	2008
	(in thousands)
Miami:
Revenues	$55,787	$75,976
Income before income taxes	15,793	11,880

10. Related Party Transactions

(a) Recent Actions by AIG which Impact TRH

As of March 31, 2009 and 2008, AIG beneficially owned approximately 59% of the Company’s outstanding common stock.

In September 2008, AIG experienced a severe strain on its liquidity that resulted in AIG entering into an $85 billion credit agreement, subsequently reduced to $60 billion (“AIG’s Fed Credit Agreement”), with the Federal Reserve Bank of New York (the “NY Fed”). Pursuant to that agreement, AIG agreed to issue 100,000 shares of AIG’s Series C Perpetual, Convertible, Participating Preferred Stock (“AIG’s Series C Preferred Stock”) to a trust for the benefit of the U.S. Treasury. AIG’s Fed Credit Agreement is secured by, among other things, 17.1 million shares of the Company’s common stock held directly by AIG; however, TRH did not guarantee AIG’s obligation under AIG’s Fed Credit Agreement and none of TRH’s assets were pledged to secure AIG’s obligations under AIG’s Fed Credit Agreement.

On September 29, 2008, AIG filed an amendment to its Schedule 13D relating to the Company, stating, among other things, that “AIG is exploring all strategic alternatives in connection with a potential disposition or other monetization of its...interest in the Company.” In October 2008, AIG announced a restructuring of its operations, and its intent to retain its U.S. property and casualty and foreign general insurance businesses, and to retain a continuing ownership interest in certain of its foreign life insurance operations, while exploring divestiture opportunities for its remaining businesses. Proceeds from these sales are contractually required to be applied toward the repayment of AIG’s Fed Credit Agreement.

A special committee of the Company’s independent directors (the “Special Committee”) was subsequently formed to evaluate proposals received from AIG relating to the possible disposition of, or other transactions involving, AIG’s 59% beneficial ownership of the Company as well as any related business combination transactions involving TRH’s outstanding shares. The Special Committee is continuing its process; however, there can be no assurance as to whether or when AIG will dispose of all or any portion of its interest in the Company or whether or when the Company will engage in any transaction.

In February 2009, AIG received a waiver from the NY Fed stating that neither the Company nor its wholly-owned subsidiary Professional Risk Management Services, Inc. are deemed to be “restricted subsidiaries” as that term is defined under AIG’s Fed Credit Agreement. If such entities had been deemed to be “restricted subsidiaries,” then they may have been subject to various restrictive covenants and compliance obligations under AIG’s Fed Credit Agreement. TRH’s other subsidiaries, are not deemed to be “restricted subsidiaries” under AIG’s Fed Credit Agreement as they are regulated

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
March 31, 2009 (Unaudited)

insurance subsidiaries. TRH is not a party to AIG’s Fed Credit Agreement and has not received the benefit of any funding thereunder.

On March 4, 2009, AIG issued 100,000 shares of AIG’s Series C Preferred Stock to the AIG Credit Facility Trust, a trust established for the sole benefit of the U.S. Treasury. The holders of AIG’s Series C Preferred Stock have approximately 77.9% of the aggregate voting power of AIG’s common stock. The issuance of AIG’s Series C Preferred Stock resulted in a change in control of AIG.

TRH is subject to various regulatory requirements and is a party to numerous contracts, agreements, licenses, permits, authorizations and other arrangements (“Arrangements”) that contain provisions giving regulators and counterparties certain rights (including, in some cases, termination rights) in the event of a change in control of the Company or its subsidiaries, as applicable. Whether the change in control of AIG constitutes a change in control of the Company or any of its subsidiaries under any of such Arrangements is dependent upon the specific provisions thereof. Based upon the facts and circumstances known to TRH as of the date hereof, TRH does not believe that the exercise of rights, if any, accruing to regulators and counterparties as a result of the change in control of AIG will have a material impact on TRH.

Additionally, a sale of AIG’s interest in the Company could result in a change of control of TRH under a significant portion of TRH’s reinsurance agreements. If a change in control occurs, cedants may be permitted to cancel contracts on a cut-off or run-off basis, and TRH may be required to provide collateral to secure premium and reserve balances or be required to cancel and commute contracts, subject to an agreement between the parties that may be settled in arbitration. If the contract is cancelled on a cut-off basis, TRH may be required to return unearned premiums, net of commissions. Whether a ceding company would have cancellation rights in the event of a sale of AIG’s interest depends upon the language of its agreement with TRH. Whether a ceding company would exercise any cancellation rights it did have would depend on, among other factors, such ceding company’s views with respect to the financial strength and business reputation of any new controlling party or other significant owners of the Company’s shares, the extent, if any, to which such ceding company currently has reinsurance coverage with such person or its affiliates, the prevailing market conditions, the pricing and availability of replacement reinsurance coverage and TRH’s ratings following the change in control. The exercise of cancellation rights following a change in control could materially impact TRH’s financial condition, results of operations and cash flows.

(b) Premiums Assumed From AIG

Gross premiums written of approximately $140.4 million (12.4%) and $137.6 million (12.2%) in the first quarter of 2009 and 2008, respectively, were attributable to reinsurance purchased by other subsidiaries of AIG. In the first quarter of 2009 and 2008, the great majority of such gross premiums written were recorded in the property, other liability, ocean marine and aviation and medical malpractice lines.

Of the above premiums assumed from other subsidiaries of AIG, $64.6 million and $56.6 million in the first quarter of 2009 and 2008, respectively, represent premiums resulting from certain insurance business written by AIG subsidiaries that is almost entirely reinsured by TRH by prearrangement (See Note 7 for amounts ceded in an equal amount to other AIG subsidiaries).

11. Contingencies

TRH, in common with the reinsurance industry in general, is subject to litigation in the normal course of business. TRH does not believe that any pending litigation will have a material adverse effect on its results of operations, financial position or cash flows.

Various regulators including the United States Department of Justice (the “DOJ”), the Securities and Exchange Commission (the “SEC”), the Office of the New York State Attorney General (the “NYAG”) and the New York State Insurance Department (the “NYS ID”) have been conducting

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
March 31, 2009 (Unaudited)

investigations relating to certain insurance and reinsurance business practices, non-traditional insurance products and assumed reinsurance transactions within the industry and at AIG. In connection with these investigations, AIG requested that TRH, as a subsidiary of AIG, review its documents and practices, and TRH has cooperated with AIG in all such requests.

On February 9, 2006, AIG announced that it reached a resolution of claims and matters under investigation with the DOJ, SEC, NYAG and NYS ID. AIG stated that the settlements resolved investigations conducted by the SEC, NYAG and NYS ID against AIG and concluded negotiations with these authorities and the DOJ in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments.

As part of these settlements, AIG has agreed to retain for a period of three years an independent consultant who will conduct a review that will include, among other things, the adequacy of AIG’s internal controls over financial reporting, the policies, procedures and effectiveness of AIG’s regulatory, compliance and legal functions and the remediation plan that AIG has implemented as a result of its own internal review. AIG continues to work with the Independent Consultant appointed by the SEC in 2006 in connection with his ongoing reports and monitoring of AIG’s financial reporting and regulatory, compliance and legal functions. TRH, as a majority-owned subsidiary of AIG, is cooperating with the terms of the settlements that are applicable to TRH.

In addition, from time to time, other regulators have commenced, and may in the future commence, investigations into insurance brokerage practices relating to contingent commissions and other industry-wide practices as well as other broker-related conduct, such as alleged bid-rigging, finite insurance and reinsurance transactions and other reinsurance practices. TRH has cooperated, and will continue to cooperate, in producing documents and other information in response to subpoenas and other requests. While TRH does not believe that any of these inquiries will have a material impact on TRH’s business or financial results, it is not possible to predict with any certainty at this time what impact, if any, these inquiries may have on TRH’s business or financial results.

PROSPECTUS

Transatlantic Holdings, Inc.
Common Stock
Depositary Shares
Preferred Stock
Purchase Contracts
Senior Debt Securities Subordinated Debt Securities Units
Warrants

Transatlantic Holdings, Inc. from time to time may offer to sell shares of common stock, depositary shares, preferred stock, purchase contracts, senior or subordinated debt securities (including debt securities of other entities), units that include any of such securities or warrants. This prospectus describes some of the general terms that may apply to these securities. We will provide the specific terms of these securities in supplements to this prospectus.

This prospectus may be used by one or more selling security holders in connection with resales of shares of common stock, depositary shares, preferred stock, purchase contracts, senior or subordinated debt securities, units or warrants. The selling security holders may sell securities that they currently hold or may purchase the common stock, depositary shares, preferred stock, purchase contracts, senior or subordinated debt securities, units or warrants from Transatlantic Holdings, Inc. or from one or more underwriters, dealers or agents.

This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

Investing in any securities offered by this prospectus involves risk. See “Risk Factors” on page 4 of this prospectus, in any accompanying prospectus supplement and in the documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated May 28, 2009

Unless otherwise stated or the context requires otherwise, as used in this prospectus, all references to “Transatlantic Holdings” or “the Company” are only to Transatlantic Holdings, Inc., a Delaware corporation, and all references to “TRH”, “we”, “us” and “our” and all similar references are to Transatlantic Holdings, Inc. and its subsidiaries.

This prospectus is part of a registration statement that TRH filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, TRH may, from time to time, sell in one or more offerings any combination of its common stock, depositary shares, preferred stock, purchase contracts, senior or subordinated debt securities, units or warrants. In addition, one or more selling security holders may utilize this prospectus, from time to time, to sell in one or more offerings common stock, depositary shares, preferred stock, purchase contracts, senior or subordinated debt securities, units or warrants.

This prospectus provides you with a general description of the securities that may be offered. Each time TRH or selling security holders sell securities, TRH will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus.

You should carefully read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information” and “Incorporation By Reference”.

WHERE YOU CAN FIND MORE INFORMATION

Transatlantic Holdings, Inc. files annual, quarterly, and current reports, proxy statements, and other documents with the SEC. The public may read and copy any materials filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet web site that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file electronically with the SEC at http://www.sec.gov or through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which TRH’s common stock is listed.

We also make available free of charge on or through our Internet web site (http://www.transre.com) TRH’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, you may request copies of these filings at no cost through our Investor Relations Department at: Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, Telephone: (212) 770-2040, Telefax: (212) 248-0965, E-mail: investor_relations@transre.com.

TRH has filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of ours, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement and the documents incorporated by reference herein at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s Internet site as listed above.

1

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the documents set forth below that have been previously filed with the SEC:

•	TRH Annual Report on Form 10-K for the year ended December 31, 2008 (including the portions of TRH’s Proxy Statement on Schedule 14A, filed on April 10, 2009, incorporated by reference therein);

•	TRH Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

•	TRH Current Reports on Form 8-K filed on March 11, 2009, April 6, 2009 and May 26, 2009;

•	any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the termination of this offering; and

•	the description of our common stock set forth in our Form 8-A, dated May 25, 1990, filed pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

To obtain copies of these filings, please see “Where You Can Find More Information” above.

2

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein may include, and our officers and representatives may from time to time make, statements which may constitute “forward-looking statements” within the meaning of the U.S. federal securities laws. These forward-looking statements are identified, including without limitation, by their use of such terms and phrases as:

•	“intend”	•	“plans”
•	“intends”	•	“anticipates”
•	“intended”	•	“anticipated”
•	“goal”	•	“should”
•	“estimate”	•	“think”
•	“estimates”	•	“thinks”
•	“expect”	•	“designed to”
•	“expects”	•	“foreseeable future”
•	“expected”	•	“believe”
•	“project”	•	“believes”
•	“projects”	•	“scheduled”
•	“projected”	•	and similar expressions
•	“projections”

These statements are not historical facts but instead represent only TRH’s belief regarding future events and financial performance, many of which, by their nature, are inherently uncertain and outside of TRH’s control. These statements may address, among other things, TRH’s strategy and expectations for growth, product development, government and industry regulatory actions, legal matters, financial, credit and industry market conditions, financial results and reserves, as well as the expected impact on TRH of natural and man-made (e.g., terrorist attacks) catastrophic events and political, economic, legal and social conditions.

It is possible that TRH’s actual results, financial condition and expected outcomes may differ, possibly materially, from those anticipated in these forward-looking statements. Important factors that could cause TRH’s actual results to differ, possibly materially, from those discussed in the specific forward- looking statements may include, but are not limited to, uncertainties relating to economic conditions, financial and credit market conditions, cyclical industry conditions, credit quality, government, regulatory and accounting policies, volatile and unpredictable developments (including natural and man-made catastrophes), the legal environment, legal and regulatory proceedings, failures of pricing models to accurately assess risks, the reserving process, the competitive environment in which TRH operates, interest rate and foreign currency exchange rate fluctuations, the uncertainties inherent in international operations and the uncertainty surrounding AIG’s continued ownership interest in TRH and are further discussed in the documents incorporated by reference into this prospectus.

TRH is not under any obligation to (and expressly disclaims any such obligations to) update or alter any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. See also “Where You Can Find More Information” above for information about how to obtain a copy of the documents incorporated by reference into this prospectus.

3

RISK FACTORS

Please carefully consider the risk factors described in our periodic reports filed with the SEC, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or include or incorporate by reference in any applicable prospectus supplement.

DESCRIPTION OF SECURITIES THAT MAY BE OFFERED

TRH or one or more selling security holders may offer from time to time, in one or more offerings, shares of common stock, depositary shares, preferred stock, purchase contracts, senior or subordinated debt securities (including debt securities of other entities), units or warrants. The terms of the common stock, depositary shares, preferred stock, purchase contracts, senior or subordinated debt securities, units or warrants that are offered will be described in the prospectus supplement to be attached to the front of this prospectus and/or other offering material relating to such offering.

USE OF PROCEEDS

TRH intends to use the net proceeds from any sales of the common stock, depositary shares, preferred stock, purchase contracts, senior or subordinated debt securities, units or warrants as set forth in the applicable prospectus supplement. TRH will not receive the net proceeds of any sales by selling security holders.

SELLING SECURITY HOLDERS

To the extent that this prospectus is used by any selling security holder to resell any common stock, depositary shares, preferred stock, purchase contracts, senior or subordinated debt securities (including debt securities of other entities), units or warrants, information with respect to the selling security holder and the plan of distribution will be contained in a supplement to this prospectus, in a post-effective amendment or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon for Transatlantic Holdings, Inc. by Gibson, Dunn & Crutcher LLP, New York, New York, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

4

26,000,000 Shares

Transatlantic Holdings, Inc.

Common Stock

J.P. Morgan
Goldman, Sachs & Co.
Morgan Stanley
Lazard Capital Markets
Dowling & Partners
Fox-Pitt Kelton Cochran Caronia Waller